SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

Commission File No.82-1918 Section 12g 3-2(b)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

 September 11, 2007

CURRENT REPORT

MATERIAL CHANGE

BYRON AMERICOR INC.

(Formerly BYRON GLOBAL CORP.)

2907 – 2045 Lakeshore Blvd. West,

Toronto Ontario, Canada, M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON AMERICOR INC.

      (Registrant)

Date: September 11, 2007

By     “Ross McGroarty”

Ross McGroarty, Chairman

TABLE OF CONTENTS

Page 2. Entry into Material Definitive Agreements,

Page 2.  Changes in Control of Registrant.

Page 5.  Appointment of Principle Officers.

Page 6.  Departure of Directors or Principal Officers; Election of Directors;

Page 6.  Signatures

Page 25. Financial Statements

EXHIBITS

Pages 8 - 164

Exhibit 10.1 Share Exchange Agreement dated August 22, 2007, between Byron Americor Inc. and Ungava Minerals Corp.

Exhibit 10.2 Share Subscription Agreement dated August 22, 2007, between Byron Americor Inc. and Ungava Minerals Corp.

Exhibit 10.3 Byron Global Corp; Audited Financials, December 31, 2006

Exhibit 10.4 Byron Global Corp. Unaudited Financials, June 30, 2007

Exhibit 10.5 Ungava Mines Inc.; Audited Financials, May 31, 2007

Exhibit 10.6 Profitability Review II by John D. Charlton, P.Geo. July 5, 2007

Exhibit 10.7 Profitability Review I by John D. Charlton, P.Geo., January 26, 2007

Exhibit 10.8 Technical Report by John D. Charlton, P.Geo., October 11, 2006

1

Entry into Material Definitive Agreements.

On August 22, 2007 Byron Americor Inc. (the "Registrant") entered into a Share Exchange Agreement (the "Share Exchange Agreement") and a Share Subscription Agreement (“Share Subscription Agreement”) with Ungava Minerals Corp. (“Ungava”) There were no material relationships between the Registrant or its affiliates and any of the parties to the Agreements, other than in respect of the Share Exchange Agreement and the Share Subscription Agreement.

Pursuant to the terms and conditions of the Share Exchange Agreement, the Registrant acquired from Ungava Minerals Corp. (the "Vendor") 100% of the issued and outstanding shares of common stock of Ungava Mines Inc. and 5,000,000 common share purchase warrants of Ungava Minerals Corp. These warrants are each exercisable to acquire an UMC common share at a price of CDN $0.75 on or before August 31, 2012. (the "Transactions"). A copy of the Share Exchange Agreement and the Share Subscription Agreement, together with Audited Financials, and  Profitability Review II are filed as Exhibits to this Current Report on Form 6-K.

Changes in Control of Registrant.

The Registrant acquired control by purchasing 100% of the issued and outstanding shares of common stock and common share purchase warrants of Ungava Mines Inc. directly from the Ungava on the terms and conditions set forth in the Share Exchange Agreement and the Share Subscription Agreement. The Registrant issued an aggregate of 90,000,000 common shares and 10,000,000 CDN $0.75 common share purchase warrants to Ungava Minerals Corp. and acquired100% ownership of Ungava Mines Inc., pursuant to the Share Exchange Agreement and the Share Subscription Agreement. As a result of the Share Exchange Agreement and the Share Subscription Agreement Ungava Minerals Corp. acquired control of the Registrant by acquiring 90,000,000 million common shares and 10,000,000 common share purchase warrants of the Registrant.

Each share of common stock of the Registrant is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights. In the event of liquidation or dissolution, holders of common stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of common stock, have been paid in full. All shares of common stock are entitled to such dividends as the board of directors of the Registrant (the "Board of Directors") may declare from time to time. There are no provisions it the Articles of Incorporation or Bylaws that would delay, defer or prevent a change of control. The Registrant does not have any other classes of issued and outstanding capital stock.

Immediately prior to the closing of the Transactions, Ross McGroarty, David L. Hynes and George E. Mara served as members of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Exchange Agreement, following the closing of the Transactions, Ungava’s nominees, were appointed to the Board of Directors, and Ross McGroarty and George E. Mara tendered their resignations from the Board of Directors of the Registrant.

The Registrant was a "shell company" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (17 CFR 240.12b-2)) immediately before the change in control effected by the Transactions. Accordingly, pursuant to the requirements  of current report on Form 6-K set forth below is the information that would be required if the Registrant were filing a general form for registration of securities on Form 20-F under the Exchange Act, reflecting the Registrant's common stock, which is the only class of its securities subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or Section 15(d) (15 U.S.C. 78o(d)) of the Exchange Act upon consummation of the change in control, with such information reflecting the Registrant and its securities upon consummation of the Transactions.

Pursuant to this Current Report on Form 6-K, the information contained in Items 1, 4, 10, 11, 12, and 13 of Part I; and Items 17 and 19 of Part III: and Items 17 and 19 of Part lV of the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006. as well as the information contained in the Registrant's Quarterly Report on Form 6-K for the quarter ended June 30, 2007, is hereby incorporated by reference and as Exhibits into this Current Report on Form 6-K.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of September 5, 2007, concerning shares of common stock of the Registrant, and common share purchase warrants that are issued and outstanding, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group.

2

Name and Address of Beneficial Owner

Number of Common Shares

Percentage of Common Stock

Ungava Minerals Corp.

90,000,000

97.2%

3100-1155 Rene Levesque Blvd. W.

Montreal P.Q. H3B 3S8

Ross McGroarty

37,500

00.04%

2907- 2045 Lakeshore Blvd. W.

Toronto ON M8V 2Z6

David L. Hynes

0

George E. Mara

0

Name and Address

Number of

Percentage of

Share Purchase Warrants

Warrants

Ungava Minerals Corp.

10,000,000

100%

3100-1155 Rene Levesque Blvd. W.

Montreal P.Q. H3B 3S8

Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned.

Change in Control Arrangements

With the completion of the Transactions there are currently no arrangements that would result in a change of control of the Registrant in the future.

Directors, Executive Officers, Promoters and Control Persons

Ross McGroarty, Chairman, Secretary, Treasurer of Byron Americor Inc.

From 1987 to 1999, Mr. McGroarty,  was executive vice president of Ontex Resources Limited ("ONT"-TSX listed Company) in Toronto, Ontario; previously  Mr. McGroarty was a partner and director with a Toronto Stock  Exchange Member firm and held management positions in both Institutional and Retail Sales departments.

Mr. McGroarty does not hold any other directorships with other reporting companies in the United States. There are no family relationships between Mr. McGroarty and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. McGroarty (or any member of his immediate family) had or is to have a direct or indirect material interest.

David L. Hynes, President of Byron Americor Inc.

Mr. Hynes has served as President and a director of the Registrant since April 2000, and has been a Lawyer for several years. Mr. Hynes does not hold any other directorships with reporting companies in the United States. Mr. Hynes is a director of Ungava Minerals Corp. and Ungava Mines Inc. There are no family relationships between Mr. Hynes and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. Hynes (or any member of his immediate family) had or is to have a direct or indirect material interest.

George E. Mara, Director of Byron Americor Inc.

Mr. Mara has served as a director of the Registrant since August 2000 and is a retired businessman. Mr. Mara does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Mara and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. Mara (or any member of his immediate family) had or is to have a direct or indirect material interest.

 Dr. Allan Miller, P. Eng. President, Ungava Minerals Corp.

Information regarding Dr. Miller and the other directors and officers is set forth below  of this Current Report on Form 6-K.

Alan Rootenberg C.A. Chief Financial Officer, Ungava Minerals Corp.

Information regarding Mr. Rootenberg is set forth below of this Current Report on Form 6-K.

Executive Compensation

The Registrant did not pay any compensation to any executive officer or director during fiscal years ended December 31, 2006, 2005 and 2004. In 2007, to date the Registrant has not paid any compensation to any executive officer or director.

Director Compensation

The directors of the Registrant have not received compensation for their services as directors,

 nor have they been reimbursed for expenses incurred in attending board meetings.

Certain Relationships and Related Transactions

 There have not been any transactions, or proposed transactions, during the last two years, to which the Registrant was or is to be a party, in which any director or executive officer of the Registrant, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the registrant, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Indemnification of Directors and Officers

The Registrant will indemnify its directors and officers to the fullest extent permitted by the General Corporation Laws of the Province of Ontario. The Registrant and its subsidiaries UMEI and Ungava Mines Inc. will indemnify Ungava Minerals Corp. and past and present directors of Ungava Minerals Corp. and its affiliated corporations in respect of all liabilities and costs arising out of litigation relating to the mining property in Quebec, Canada in which Ungava Mines Inc., through its subsidiary Ungava Mineral Exploration Inc., has an interest.

 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On August 22, 2007, Byron Americor Inc., (the "Registrant") entered into a Share Exchange Agreement and a Share Subscription Agreement with Ungava Minerals Corp. There were no material relationships between the Registrant or its affiliates and any of the parties to the Share Exchange Agreement, other than in respect of the Share Subscription Agreement and the Share Exchange Agreement.

Immediately prior to the closing of the Transactions, Ross McGroarty, George E. Mara and David L. Hynes served as board members (the "Board of Directors") of the Registrant. Pursuant to the terms and conditions set forth in the Share Exchange Agreement, following the closing of the Transactions Ungava’s nominees were appointed to the Board of Directors, and Ross McGroarty and George E. Mara tendered their resignations.  Ungava’s nominees, Allan Miller,  Joseph Greenberg,  James G. Lavigne and Glen Gasparini were appointed  to the Board of Directors. David L. Hynes remains a Director of the Registrant. The closing of the transactions occurred September 5, 2007.

Appointments to the Board of Directors

Pursuant to the terns and conditions set forth in the Share Exchange Agreement, immediately following the closing of the Transaction, on August 22, 2007 the following were appointed to the Board of Directors.

Dr. Allan Miller, age 60, is a mineral deposit consulting geologist who received a Ph.D. in economic geology from the University of Western Ontario in 1977 and an Honours B.Sc. in geology from Carleton University in 1971. As a student he participated in the exploration of the Raglan Property north of the Company’s property in the Ungava Trough and both his B.Sc. and Ph.D. theses focused on ore deposit related problems from the Raglan property. From the present to 1997, he has consulted to the mining industry in Canada and internationally. Between 1973 and 1997, he was a research scientist with the Geological Survey of Canada. Dr. Miller specialized in the mineral deposits and their environments throughout the Western Churchill Province, Canada. He was responsible for identifying their critical geological and deposit-scale attributes and the recognition of new ore deposit environments. His diverse experience in Canada, Central and South America, Australia and China has included the following ore deposit types: magnetic nickel-copper-platinum group metals, uranium, mesothermal and epithermal precious metal, copper-gold porphyry, volcanic-associated massive sulphide, sediment-hosted copper, redbed copper, and diamond.

James G. Lavigne, M. Sc. Geology, age 44, is presently a consulting geologist, formerly the Vice-President, Exploration, for Goldbrook Ventures Inc., where he was responsible for exploration program design, implementation, and Management; evaluation of property/project submissions; project generation; written and oral presentation of programs and results to senior Management and investors; and the preparation of public disclosure documents. Previously, he was a senior geologist with FNX Mining Company. Mr. Lavigne has over 18 years experience in all phases of mineral exploration and development predominantly in base and precious metal mineral deposits with some exposure to industrial minerals. Mr.

4

Lavigne received his M.Sc. Geology from the University of Ottawa in 1993 and B.Sc. Geology from Memorial University of Newfoundland in 1987.

David L. Hynes, B.Sc., B.Ed., L .L .B, age 61, graduated from the University of Toronto Law School in 1971, and was called to the bar of Ontario in 1973. Mr. Hynes does not hold any other directorships with reporting companies in the United States. Mr. Hynes is a director of Ungava Mines Inc. and remains a director of the Registrant.

Dr. Joseph Greenberg, age 85, has been a physician in Toronto for over 50 years.

Glen Gasparini, Honours B.A, age 54, has been the President of Terrazzo, Mosaic & Tile Company Limited, a manufacturer and supplier of floor coverings. Mr. Gasparini has an Honours B.A. from York University in Toronto. He is a director of American Stone Industries Inc., a U.S. reporting issuer.

Appointment of Chief Financial Officer/Treasurer

Mr. Alan Rootenberg, C.A., age 55, has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada. A chartered accountant by profession, he has been engaged as a senior executive in a number of publicly traded and private companies. From December 1999 to January 2007, he served as President and Chief Executive Officer of a publicly traded (TSXV) technology company. The company develops applications for the human capital management industry and was responsible for the development of technologies used in a number of online talent management systems including Northernminerjobs.com and The Hospitality Talent Network.com. From 1980 to 1994, Alan was involved in the advertising industry having served as Vice President Finance for Saffer Advertising and for Padulo Advertising Inc. a fully integrated marketing and communications organization.

Departure of Ross McGroarty as Director and Chairman

Pursuant to the terms and conditions set forth in the Share Exchange Agreement, immediately following the closing of the filing of this 6-K Report on September 5, 2007, Ross McGroarty resigned as the Chairman of the Registrant.

Departure of George E. Mara as Director

Pursuant to the terms and conditions set forth in the Share Exchange Agreement, immediately following the closing of the Transaction, on September 5, 2007, George E. Mara resigned as Director of the Registrant.

Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, on September 5, 2007, the Registrant appointed (1) Dr. Allan Miller as its  President and Chief Executive Officer and (2)  Alan Rootenberg as its Chief Financial Officer. 'There are no employment agreements between the Registrant and Allan Miller or Alan Rootenberg or any of the directors. The following were appointed as directors: James G. Lavigne, Allan Miller Joseph Greenberg, and Glen Gasparini. David L. Hynes remains a director of the Registrant.

Allan Miller

Information about Dr. Miller is set forth above under "Appointment to the Board of Directors."

Dr. Miller does not hold any directorships with reporting companies in the United States. There are no family relationships with Dr. Miller and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Dr. Miller (or any member of his immediate family) had or is to have a direct or indirect material interest.

Alan Rootenberg

Information about Mr. Rootenberg is set forth above under "Appointment of Chief Financial Officer/Treasurer”.

He does not hold any directorships with reporting companies in the United States. There are no family relationships between Mr.Rootenberg and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr.Rootenberg (or any member of his immediate family) had or is to have a direct or indirect material interest.

James G. Lavigne,

Information about Mr.Lavigne is set forth above under "Appointment to the Board of Directors."

Mr. Lavigne does not hold any directorships with reporting companies in the United States. There are no family relationships between Mr. Lavigne and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. Lavigne (or any member of his immediate family)

had or is to have a direct or indirect material interest.

David L. Hynes

 Information about Mr. Hynes is set forth above under "Appointment to the Board of Directors."

Mr. Hynes does not hold any directorships with reporting companies in the United States other than the Registrant. There are no family relationships between Mr. Hynes and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. Hynes (or any member of his immediate family) had or is to have a direct or indirect material interest.

Dr. Joseph Greenberg

Information about Dr. Greenberg is set forth above under "Appointment to the Board of Directors."

Dr. Greenberg does not hold any directorships with reporting companies in the United States. There are no family relationships between Dr. Greenberg and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Dr. Greenberg (or any member of his immediate family) had or is to have a direct or indirect material interest.

Glen Gasparini

Information about Mr. Gasparini is set forth above under "Appointment to the Board of Directors."

Mr. Gasparini does not hold any directorships with reporting companies in the United States, other than with American Stone Industries Inc. There are no family relationships between Mr. Gasparini and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. Gasparini (or any member of his immediate family) had or is to have a direct or indirect material interest.

 Financial Statements and Exhibits.

 Exhibits

Exhibit 10.1 Share Exchange Agreement dated August 22, 2007, between

Byron Americor Inc. and Ungava Minerals Corp.

Exhibit 10.2 Share Subscription Agreement dated August 22, 2007, between

Byron Americor Inc. and Ungava Minerals Corp.

Exhibit 10.3 Byron Americor Inc; Audited Financials, December 31, 2006

Exhibit 10.4 Byron Global Corp., June 30, 2007 Unaudited Financials

Exhibit 10.5 Ungava Mines Inc. May 31, 2007 Audited Financials,

Exhibit 10.6 Profitability Review ll, July 5, 2007 by John D. Charlton, P.Geo.

Exhibit 10.7 Profitability Review I, January 26, 2007 by John D. Charlton, P.Geo.

Exhibit 10.8 Technical Report, October 11, 2006 by John D. Charlton, P.Geo.

Date: September 11, 2007

BYRON AMERICOR INC.

_______________________

David L. Hynes

_______________________

Ross McGroarty

6

Exhibit 10.1 Share Exchange Agreement

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT made with effect as of the 22 day of AUGUST, 2007.

AMONG:

 UNGAVA MINERALS CORP.

a company continued under the laws of the Dominion of Canada having its head office at 1155 Rene-Levesque Blvd. West, Suite 3100,

Montreal, Quebec H3B 3S8

(the “Vendor”)

AND:

BYRON AMERICOR INC.

an Ontario Corporation having its head office at

2045 Lakeshore Blvd. West, Suite 2907,

Toronto, Ontario M8V 2Z6

(the "Purchaser")

WITNESSES THAT WHEREAS:

A.     The Vendor is the legal and beneficial owner of all of the issued and outstanding shares and warrants(collectively, the "Shares") in the capital of Ungava Mines Inc. ("Ungava");

 B.    The Vendor wishes to sell the Shares to the Purchaser and the Purchaser wishes to purchase the Shares from the Vendor in accordance with the terms set out herein;

NOW THEREFORE in consideration of the covenants and agreements herein and the payment of $1 made by each party to the other. the receipt and sufficiency of which is acknowledged by each party, the parties agree as follows:

1.

PURCHASE AND SALE

1.1

Agreement - The Vendor agrees to assign, sell and transfer the Shares to the Purchaser and the Purchaser agrees to purchase the Shares from the Vendor, on the terms and subject to the conditions contained in this Agreement.

1.2

Purchase Price - The purchase price for the Shares will be paid by the Purchaser's issuance to the Vendor, seventy five million eight hundred and sixty eight thousand three hundred and sixty two (75,868,362) common shares in the capital of the Purchaser at a paid up value of CDN $0.60 per share (the "Purchase Shares") and ten million (10,000,000) common share purchase Warrants, each exercisable to purchase a further common share at the price of CDN $0.75 on or before August 31, 2012, (the Warrants).

2.

VENDOR’S REPRESENTATIONS AND WARRANTIES

2.1

Vendor’s Representations and Warranties - In order to induce the Purchaser to enter into and consummate this Agreement, the Vendor represents and warrants to the Purchaser that:

(a)

the Vendor owns and have the right to sell the Shares as the legal and beneficial owner, free of all liens, claims, charges, restrictions on transfer, voting agreements, voting trusts, escrow conditions and encumbrances whatsoever;

(b)

the Vendor has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and all necessary action has been taken by or on the part of the Vendor to authorize the execution, delivery and performance of this Agreement and all other documents contemplated hereby;

(c)

the Vendor acknowledges and agrees that the Purchase Shares and Warrants have not been and will not be qualified or registered under the securities laws of Ontario or under any federal or state laws of the United States and as such, the Vendor may be restricted from selling or transferring such Purchase Shares under applicable law;

(d)

the Vendor will deliver a certificate prior to closing stating its jurisdiction of  incorporation, and that all negotiations and other acts in furtherance of the execution and delivery of this Agreement by the Vendor in connection with and transactions contemplated herein have taken place and will take place solely in Ontario;

(e)

Ungava was duly incorporated under the laws of the Province of Ontario and is in good standing with respect to all statutory filings required by the applicable corporate laws;

(f)

the Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares and warrants in the capital of Ungava;

(g)

the authorized capital of Ungava consists of unlimited number of common and preferred shares of which there are 90,000,000 common shares issued and outstanding as fully paid and   non-assessable and 10,000,000 warrants exercisable at CDN $0.75 per share;

8

(h)

no person, firm or corporation has any right, agreement or option or a right capable of becoming a right, agreement or option, whether oral or in writing, for the purchase of the Shares or to require Ungava to purchase, redeem or otherwise acquire the Shares or any right capable of becoming a right, agreement or option for the purchase, subscription or issuance of any of the unissued shares in the capital of Ungava;

(i)

Ungava has the corporate capacity and power to own the assets owned by it and to carry on the business presently carried on by it and is duly qualified or licensed to carry on business in all places where it presently conducts its business;

(j)

The audited financial statements of Ungava for the period ended May 31, 2007, "Ungava’s Financial Statements") which will he delivered at Closing, will be true and correct in every material respect and present fairly the financial position of Ungava as at the date of such statements and the results of its operations for the period then ended in accordance with generally accepted accounting principles on a basis consistently applied;

(k)

since the date of Ungava's Financial Statements:

(i)

there has not been any material adverse change in the financial position or condition of Ungava or any damage, loss or other change in circumstances materially affecting the business or property of Ungava or its right or capacity to carry on business,

(ii)

Ungava has not waived or surrendered any right of material value,

(iii)

Ungava has not discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business,

(iv)

the business of Ungava has been carried on in the ordinary course, and

(v)

the constating documents of Ungava have not been amended;

(l)

the only contracts, agreements or understandings to which Ungava is legally bound and which are material to the business or financial position to Ungava are those contracts, agreements or understandings referred to in the Ungava financial statements or  described in Schedule "A" to this Agreement (the "Material Contracts');

(m)

there are no liabilities, contingent or otherwise, of Ungava not disclosed or reflected in Ungava's audited Financial Statements except liability arising under the Material Contracts, and those incurred in the ordinary course of the business of Ungava since the date of Ungava's Financial Statement and Ungava has not guaranteed, or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation;

(n)

Ungava is indebted to the Vendor in the amount of  CDN $ 1,500,000  on a demand note basis;

(o)

no dividends or other distribution of any kind on any shares in the capital of Ungava and no distribution of assets in any form or manner have been made, declared or authorized since its incorporation nor will any be declared, paid or authorized after the date hereof and up to the

Closing;

(p)

no payments of any kind have been made or authorized by or on behalf of Ungava to or on behalf of the Vendors or to or on behalf of officers, directors, shareholders or employees of Ungava or under any management agreements with Ungava, other than in the ordinary course of business;

(q)

The Vendor and Ungava through its subsidiary Ungava Minerals Exploration Inc., is currently involved in litigation regarding its mineral property with James Mungall, and the University of Toronto in Ontario and in Quebec is involved in actions regarding  the Option Agreement of January 12, 2001 with Canadian Royalties Inc., and various trespasses and other torts regarding which full disclosure had not been made to the Purchaser, other than that, the Vendor knows of no basis for and there are no actions, suits, judgments, investigations or proceedings outstanding or pending or threatened against or affecting Ungava at law or in equity or before or by any federal, provincial, state, municipal or other governmental department. commission, board, bureau or agency;

(r)

Ungava does not have a pension plan, profit sharing plan, group insurance or similar plans or other deferred compensation plans or any hospitalization plan, disability plan or other employee benefit plan, program or policy with respect to any of its employees;

(s)

Ungava has good and marketable title to all its properties and assets as reflected in Ungava's Financial Statements and such properties and assets are not subject to any mortgage, pledge, deed of trust, lien, conditional sale agreement, option, encumbrance or charge;

(t)

at the Closing Date, neither the Vendor nor any officers, directors or employees of Ungava are now indebted or under obligation to Ungava on any account whatsoever;

(u)

all tax returns and reports of Ungava required by law to be filed prior to the date hereof have been or will be filed prior to the Time of Closing and are or will be substantially true, complete and correct and all taxes and government charges have been paid or accrued;

(v)

neither this Agreement nor the performance of the transactions contemplated in this Agreement will conflict with or result in a violation of the incorporating documents of Ungava, any resolutions of its directors or shareholders or of any agreement to which any of the Vendor or Ungava is a party or any law, rule or regulation, judgment or order to which any of them are subject and will not give any person any right to terminate or cancel any agreement or any right enjoyed by Ungava or result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against the Shares or the assets of Ungava:

(w)

there are no liabilities of Ungava of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of which Ungava or the Purchaser may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement, or Ungava’s Financial Statements, or arising out of the Material Contracts and the litigation referred to; and

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the business, operations, affairs or financial condition of Ungava;

(x)

all material transactions of Ungava have been properly recorded in the books and records of Ungava and the minute book of Ungava contains records of all material contracts and meetings and

10

proceedings of shareholders and directors thereof;

(y)

the Shares are not subject to or affected by any actual or, to the knowledge of the Vendor, pending or threatened cease trading, compliance or denial of use of exemptions order of, or action, investigation or proceeding by or before, any securities regulatory authority, court, administrative agency or other tribunal; and

(z)

the Officers of Ungava are:

Allan Miller, President

Alan Rootenberg, CFO

David Hynes, Secretary-Treasurer

Glen Gasparini, Vice President

the Directors of Ungava are:

David Hynes, Allan Miller, Marek Mucha, Joseph Greenberg,

Jamie Lavigne and Glen Gasparini.

2.2

Survival - The representations and warranties of the Vendor contained in this Agreement or any certificates or documents delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby will be true at and as of the Time of Closing as though such representations and warranties were made at and as of such time. Notwithstanding any investigations or enquiries made by the Purchaser prior to Closing or the waiver of any condition by the Purchaser, the representations and warranties of the Vendor will survive the Closing Date and notwithstanding the Closing of the purchase and sale herein provided for, will continue in lull force and effect for a period of one year from the Closing Date. In the event that any of the said representations and warranties are found by a court of competent jurisdiction to be incorrect and such incorrectness results in any loss or damage sustained directly or indirectly by the Purchaser then the Vendor will pay the amount of such loss or damage to the Purchaser within 30 days of receiving notice of judgment therefore provided that the Purchaser will not be entitled to make any claim unless the loss or damage suffered will exceed the amount of $1,000.

3.

PURCHASER'S REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties - In order to induce the Vendor to enter into and  consummate this Agreement, the Purchaser represents and warrants to the Vendor that:

(a)

the Purchaser is a corporation duly continued under the laws of the Province of Ontario and, as at the Closing Date, will be in good standing with respect to all statutory filings required by the Business Corporations Act (Ontario);

(b)

on the Closing Date the authorized capital of the Purchaser will consist of an unlimited number of common shares without par value of which not more than 16,820,636 common shares will be issued and outstanding on the Closing Date as fully paid and non-assessable (including shares issuable on or prior to the Closing Date upon the exercise of all outstanding warrants and options of the Purchaser;

(c)

the common shares of the Purchase are quoted on the NASDAQ OTC Bulletin Board in the United

States and, on the Closing Date, the Purchaser will not be in material default of any of the terms and conditions of its listing agreement with the Exchange or of any of the policies or rules of the Exchange;

(d)

the Purchaser will allot and issue the Purchase Shares, free of all liens, claims, charges and encumbrances whatsoever, other than hold periods or other restrictions imposed under applicable securities legislation or by securities regulatory authorities;

(e)

the Purchase Shares will be issued to the Vendor on the Closing Date and will be quoted for trading on the NASDAQ OTC Bulletin Board:

(f)

the Purchaser has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and all necessary corporate action had been taken by or on the part of the Purchaser to authorize the execution, delivery and performance of this Agreement and all other documents contemplated hereby;

(g)

no person, firm or corporation has any right, agreement or option or a right capable of becoming a right, agreement or option or any right capable of becoming an agreement for the purchase, subscription or issuance of any of the unissued shares in the capital of the Purchaser;

(h)

audited Financial Statements of the Purchaser as at December 31, 2006 (the "Purchaser's Financial Statements"), which are attached hereto as Schedule "D", are true and correct in every material respect and present fairly the financial position of the Purchaser as at the date of the Purchaser's Financial Statements and the results of its operations for the periods then ended in accordance with generally accepted accounting principles applied on a basis consistent with that of the previous year;

(i)

since the date of the Purchaser's Financial Statements;

(i)

there has not been any material adverse change in the financial position or condition of the Purchaser or any damage, loss or other change in circumstances materially affecting the business or property of the Purchaser or its right or capacity to carry on business,

(ii)

the Purchaser has not waived or surrendered any right of material value,

(iii)

the Purchaser has not discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

(iv)

the business of the Purchaser has been carried on in the ordinary course;

(j)

there are no liabilities, contingent or otherwise, of the Purchaser not disclosed or reflected in the Purchaser's Financial Statements except those incurred in the ordinary course of the business of the Purchaser, since the date of the Purchaser's Financial Statements which in the aggregate do not exceed CDN$ 20,000. and the Purchaser has not guaranteed, or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation;

(k)

no dividends or other distribution on any shares in the capital of the Purchaser have been made, declared or authorized since its incorporation nor will any be declared, paid or authorized after the date hereof and up to the Closing and no distribution of assets in any form or manner has been made

12

since the incorporation of the Purchaser nor will any be made after the date hereof and up to the Closing;

(l)

no payments of any kind have been made or authorized by or on behalf of the Purchaser or to or on behalf of officers, directors, shareholders or employees of the Purchaser or under any management agreements with the Purchaser, other than in the ordinary course of business;

(m)

the Purchaser does not have any contracts, agreements, undertakings or arrangement, whether oral, written, or implied with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, lawyers, or others which cannot be terminated without penalty on not more than one month's notice;

(n)

there is no basis for and there are no actions, suits, judgments, investigations or proceedings outstanding or pending or threatened against or affecting the Purchaser at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board. bureau or agency;

(o)

there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans affecting the Purchaser;

(p)

the Purchaser has good and marketable title to all its properties and assets and such properties and assets are not subject to any mortgage, pledge, deed of trust, lien, conditional sale agreement, encumbrance or charge;

(q)

the Purchaser does not have any subsidiaries, or any interest in or title to any properties or assets other than those disclosed in the Purchaser's Financial Statements and there are no liabilities of the Purchaser of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of any interests in properties or assets which have been sold, transferred or otherwise disposed of by the Purchaser:

(r)

no officers, directors or employees of the Purchaser are now indebted or under obligation to the Purchaser on any account whatsoever, other than in the ordinary course of business;

(s)

all tax returns and reports of the Purchaser required by law to he filed prior to the date hereof have been or will be filed prior to the Time of Closing and are or will be substantially true, complete and correct and all taxes and government charges have been paid or accrued;

(t)

neither this Agreement nor the performance of the transactions contemplated in this Agreement will conflict with or result in a violation of the incorporating documents of the Purchaser, any resolutions of its directors or shareholders or of any agreement to which the Purchaser is a party or any law, rule or regulation, judgment or order to which the Purchaser is subject and will not give any person any right to terminate or cancel any agreement or any right enjoyed by the Purchaser or result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against the Shares or the assets of the Purchaser;

(u)

the Purchaser has not retained, employed or introduced any broker, finder or other person who would be entitled to a brokerage commission or finder's fee arising out of the transactions contemplated herein;

(v)

there are no liabilities of the Purchaser of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of which the Purchaser may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement, and

(ii)

liabilities incurred in the ordinary course of business, none of which is materially adverse to the business, operations, affairs or financial condition of the Purchaser;

all material transactions of the Purchaser have been or will at the Closing Date be properly recorded in the books and records of the Purchaser and the minute book of the Purchaser will, as of the Closing Date, contain records of all material contracts and meetings and proceedings of shareholders and directors thereof;

(w)       the Purchaser is not a reporting issuer in any Canadian jurisdiction. The Purchaser is a reporting company registered with the U.S. Securities and Exchange Commission under Section 12 of the 1934 Securities Exchange Act and, as of the Closing Date, will not be in default of any of the requirements of applicable securities legislation;

(x)

the Directors and Officers of the Purchaser are:

Ross McGroarty, Chairman, Secretary-Treasurer

David L. Hynes, President

George E. Mara, Director

(y)

the shares in the capital of the Purchaser are not subject to or affected by any actual or, to the knowledge of the Purchaser, pending or threatened cease trading, compliance or denial of use of exemptions order of, or action, investigation or proceeding by or before, any securities regulatory authority, court, administrative agency or other tribunal.

3.2

Survival - The representations and warranties of the Purchaser contained in this Agreement or any certificates or documents delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby will be true at and as of the Time of Closing as though such representations and warranties were made at and as of such time. Notwithstanding any investigations or enquiries made by the Vendor prior to Closing or the waiver of any condition by the Vendor, the representations and warranties of the Purchaser will survive the Closing Date and notwithstanding the closing of the purchase and sale herein provided for, will continue in full force and effect for a period of one year from the Closing Date. In the event that any of the said representations and warranties are found by a court of competent jurisdiction to be incorrect and such incorrectness results in any loss or damage sustained directly or indirectly by the Vendor then the Purchaser will pay the amount of such loss or damage to the Vendor within 30 days of receiving notice of judgment therefore provided that the Vendor will not be entitled to make any claim unless the loss or damage suffered will exceed the amount of $1,000.

4.

CONDITIONS PRECEDENT

4.1

General - The obligations of the Vendor and the Purchaser under this Agreement are subject to:

(a)

directors of the Purchaser passing resolutions prior to the Closing Date necessary to approve:

14

(i)

the execution of this Agreement and the issuance of the Purchase Shares;

(b)

the Purchaser not having a material working capital deficiency or any material short or long term debt; and

(c)

the existing directors, officers and employees (if any) of the Purchaser resigning seriatim at a directors meeting and in writing with such written resignations to be in a form acceptable to Ungava and specifically to include a general release of the Purchaser and, prior to such director's serial resignations, the directors shall have elected replacement directors to the board of directors of the Purchaser as nominated by Ungava.

4.2

Vendor’s Conditions - All obligations of the Vendor under this Agreement are further subject to the fulfillment, at or before the Time of Closing, of each of the following   conditions:

(a)

the representations and warranties of the Purchaser being true and correct as of the Closing Date and the Purchaser shall provide the Vendor with such written assurances   and releases from third parties as the Vendor may require;

(b)

all of the covenants and agreements of the Purchaser to be observed and performed on or before the Closing Date pursuant to the terms hereof will have been duly observed and performed; and

(c)

all governmental, administrative and other approvals or consent, including the approval of the securities regulatory authorities having jurisdiction, required in connection with the transactions provided for in this Agreement having been obtained.

4.3

Waiver by Vendor - The conditions set forth in section 4.2 of this Agreement are for the

exclusive benefit of the Vendor and the Vendor may waive the conditions in whole or in   part by delivering to the Purchaser at or before the Time of Closing a written waiver to   that effect stated to be made pursuant to this section and executed by the Vendor.

4.4

Purchaser's Conditions - All obligations of the Purchaser under this Agreement are further subject to the fulfillment, at or before the Time of Closing, of each of the   following conditions:

(a)

the representations and warranties of the Vendor being true and correct as of the Closing Date and the Vendor shall provide the Purchaser with such assurances and releases from     third parties as the Purchaser may require;

(b)

all of the covenants and agreements of the Vendor to be observed and performed on or before the Closing Date pursuant to the terms hereof will have been duly observed and   performed;

(c)

all governmental, administrative and other approvals or consent, including the approval of the securities regulatory authorities having jurisdiction, required in connection with the transactions provided for in this Agreement have been obtained;

(d)

the Vendor shall grant the Purchaser Five Million (5,000,000) common share purchase warrants each good to purchase a Vendor common share at the price of $0.75 until August 31, 2012.

4.5

Waiver by Purchaser - The conditions set forth in section 4.4 of this Agreement are for

the exclusive benefit of the Purchaser and the Purchaser may waive the conditions in whole   or in part by delivering to the Vendor, at or before the Time of Closing, a written waiver to   that effect stated to made pursuant to this section and executed by the Purchaser.

4.6

Termination of Agreement - This Agreement will terminate in the event that:

(a)

the conditions specified in section 4.1 hereof are not satisfied on or before the Closing Date;

(b)

any of the representations or warranties contained in Parts 2 and 3 of the Agreement are found to be materially untrue and such defect is not remedied within 30 days of notification of such defect to the satisfaction of the party who has notified the other of the material defect; or

(c)

the Purchaser and the Vendor mutually agree to terminate this Agreement; and in such event, this Agreement will be terminated and be of   no force and effect other than the obligations under Part 8 which shall survive such termination.

5.

COVENANTS OF THE PURCHASER AND THE VENDOR

5.1

Purchaser's Covenants - The Purchaser covenants with the Vendor that:

(a)

it will use all reasonable efforts to forthwith obtain all consents, approvals, releases, assurances, or waivers that may be necessary or desirable in connection with the transactions contemplated hereby;

(b)

up to and including the Closing or the termination of this Agreement, the Purchaser will not, without the written consent of the Vendor:

(i)

declare or pay any dividend, or make any distribution of its properties or assets of its shareholders, or purchase or retire any of' its shares;

(ii)

allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, shares in its capital stock or securities, convertible into exchangeable for, or which otherwise carry the right to acquire, directly or indirectly, any shares in its capital;

(iii)

sell all or any material part of its assets, or agree to do or perform any act or enter into any transaction or negotiation which could reasonably he expected to interfere with or be contemplated by this Agreement, or which would render inaccurate any of the representations and warranties set forth in section 3 of this Agreement; or

(iv)

merge, amalgamate or consolidate into or with any entity. or enter into any other corporate reorganization; provided however that the provisions hereof shall not preclude either of the parties hereto, pending the Closing or the termination of this Agreement, whichever shall first occur, from carrying on their respective business in the normal course thereof;

(c)

it will disclose and provide to designated representatives of the Vendor copies of all of its material contracts, as soon as practicable; and

5.2

Vendor’s Covenants - The Vendor covenants with the Purchaser that up to and including

16

the Closing or the termination of this Agreement:

(a)

it will use all reasonable efforts to obtain and to cause Ungava to obtain all consents, approvals, releases, assurances, or waivers that may be necessary or desirable in connection with the transactions contemplated hereby; and

(b)

the Vendor will not, without the written consent of the Purchaser, cause Ungava to:

(i)

declare or pay any dividend, or make any distribution of Ungava's properties of assets to its shareholders, or purchase or retire any of its shares;

(ii)

allot or issue or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, shares in the capital stock of Ungava or securities, convertible into exchangeable for, or which otherwise carry the right to acquire, directly or indirectly, any shares in its capital, other than as the Purchaser and the Vendor agree in writing;

(iii)

sell all or any part of the assets of Ungava or agree to do or perform any act or enter into any transaction or negotiation which could reasonably he expected to interfere with or be contemplated by this Agreement, or which would render inaccurate any of the representations and warranties set forth in section 3 of this Agreement; or

(iv)

merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization; provided however that the provisions hereof shall not preclude either of the parties hereto or Ungava, pending the Closing or the termination of this Agreement, whichever shall first occur, from carrying on their respective business in the normal course thereof;

(c)

the Vendors will cause Ungava to disclose and provide copies of all of its material contracts to representatives of the Purchaser as soon as practicable; and

(d)

the Vendor will not, without the prior written consent of an authorized representative of the Purchaser, use the Purchaser’s name in any press release or other public disclosure statement, unless otherwise required to do so by law or a regulatory authority having jurisdiction.

6.

CLOSING

6.1

Place and Time - The sale and purchase of the Shares and the issuance of the Purchase Shares and the other transactions contemplated by this Agreement will take place as soon as possible at a closing (the "Closing") at the office of the Purchaser, Suite 2907, 2045 Lakeshore Blvd. West, Toronto, Ontario, to he held on a date (the "Closing Date" or "Date of Closing") not later than 10 days from the date of this agreement. Closing shall not occur held until the Purchaser’s SEC Form 8K disclosure documents are complete and ready for filing with the SEC.

6.2

Documents Delivered by Vendor - On the Closing Date the Vendor will deliver or cause to be delivered to the Purchaser:

(a)

certified copies of resolutions of the directors of the Vendor and Ungava consenting to the transfer of the Shares from the Vendor to the Purchaser;

(b)

certificates representing the Shares registered in the names of the Vendor, duly endorsed for transfer to the Purchaser or irrevocable stock powers transferring the Shares to the Purchaser;

(c)

 certificates representing the Shares registered in the name of the Purchaser;

(d)

the Vendor’s common share purchase warrant certificate in favour of the Purchaser;

(e)

 certificate on behalf of the Vendor, from a responsible Officer of the Vendor, certifying, as of the Date of Closing, that the representations and warranties of the Vendor set forth in this Agreement are true and correct as of the date of this Agreement and will he true and correct as of the Date of Closing as if made by the Vendor on the Closing Date;

(f)

an opinion of counsel to the Vendor and Ungava dated as of the Closing Date, addressed to the Purchaser and its counsel, in form and substance satisfactory to the Purchaser, acting reasonable, and including the following:

(i)

the due incorporation, existence and standing of Ungava and its qualification to carry on business;

(ii)

the authorized and issued capital of Ungava;

(iii)

that the Shares have been duly authorized and issued and are fully paid and non-assessable:

(iv)

all necessary steps and proceedings have been taken in connection with the execution, delivery and performance of this Agreement and the transactions contemplated herein; and

(v)

that the Shares have been issued in compliance with applicable securities laws in Canada, the United States and that the distribution of the Purchase Shares hereunder does not amount to a distribution, directly or indirectly, under applicable U.S. securities laws, or to the extent it may, such distributions has been carried out in compliance with such laws; and

(g)

consents to act or other documents as may he required in connection with the appointment of any nominee of Ungava to the board of directors of the Purchaser.

6.2.1

Documents Delivered by Purchaser - On the Closing Date, the Purchaser will deliver or cause to be delivered to the Vendor:

(a)

a certified copy of the resolution of the directors of the Purchaser approving this Agreement and the transactions contemplated by this Agreement:

(b)

a certified copy of the resolutions of the directors of the Purchaser approving the issuance of the Purchase Shares to the Vendor;

(c)

copies of the Certificates representing the Purchase Shares in the names of the Vendor:

(d)

a certificate of the president of the Purchaser certifying, as of the Date of Closing, that the representations and warranties of the Purchaser set forth in this Agreement are true and correct as of the date of this Agreement and will be true and correct as of the date of Closing as if made by the

18

Purchaser on the Closing Date:

(e)

written resignations and general releases of the existing directors and officers of the Purchaser;

(f)

a certified copy of the minutes of a directors meeting at which nominees of the Vendor are appointed, to the board of directors of the Purchaser;

(g)

an opinion of counsel to the Purchaser, dated as of the Closing Date, and addressed to the Vendor and their counsel, in form and substance satisfactory to the Vendor acting reasonably, including the following:

(h)

the due incorporation, valid existence and standing of the Purchaser and its qualification to carry on business;

(ii)       the authorized and issued capital of the Purchaser;

(iii)       all necessary steps and proceedings have been taken in connection with the execution, delivery and performance of this Agreement and the transactions contemplated herein; and

(iv)      the due issuance of the Purchase Shares as fully paid and non-assessable and having been issued in accordance with applicable securities laws.

6.3

Legends on Certificates - if  the Vendor is a resident or citizen of the United States of America at the time of the Closing, the certificates) representing the Shares will be endorsed with the following or a similar legend: "The shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") or the securities laws of any state ("State") of the United States of America and may not he sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such shares are (i) registered under the Act and any applicable State securities act (a "State Act"), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

Legend. The Buyer agrees to the imprinting of the following legend on any certificates representing the Shares: “THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES ARE “RESTRICTED SECURITIES” WITHIN THE MEANING   OF RULE 144(3) OF THE SECURITIES ACT AND MAY NOT BE RESOLD PUBLICLY UNDER RULE 144 UNTIL CERTAIN HOLDING PERIOD REQUIREMENTS ARE MET.”

7.

 DUE DILIGINCE INVESTIGATIONS

7.1 Investigations - Each party may in a reasonable manner carry out such investigations and due diligence as to the other party, at all times, subject to the confidentiality provisions of Parts 8 and 9 hereof, as each party may deem necessary.

7.2 Access to Records - The parties agree that each shall have full and complete access to the other's books, records, financial statements, and other documents, articles of incorporation, by-laws, minutes of board of directors and its committees, investment agreements, material contracts, and as well such other documents and materials as the Vendors, Ungava or the Purchaser or their legal counsel, may deem reasonable and necessary to conduct an adequate due diligence investigation of each company, its operations and financial condition prior to the Closing.

8.

NON-DISCLOSURE

8.1 Covenants - Subject to the provisions of section 8.3 hereof, the parties, for themselves, their officers. directors, shareholders, consultants, employees and agents agree that they each will not disseminate or disclose, or knowingly allow, permit or cause others to disseminate or disclose to third parties who are not subject to express or implied covenants of confidentiality, without the other's express written consent either:

(a)

the fact or existence of this Agreement or discussions and/or negotiations between them involving, inter alia, possible business transactions,

(b)

the substance or content of those discussions;

(c)

the possible terms and conditions of any proposed transaction,

(d)

any statements or representations (whether verbal or written) made by either in the course of or in connection with those discussions or

(e)

any written material generated by or on behalf of any party and such contacts, other than such disclosure as may he required under applicable securities legislation or regulations, pursuant to any order of a court or on a "need to know" basis to each of the parties' respective professional advisors.

8.3

Treatment of Documents - Any documents or written material generated by either party in the course of, or in connection with, the due diligence investigations conducted pursuant to this Agreement shall be marked "Confidential" and shall be treated by each party as a trade secret of the other party. Upon termination of this Agreement prior to Closing, all copies of any and all documents obtained by a party from the other, whether or not marked "Confidential", shall be returned to the other party forthwith.

8.4

Public Announcements - Notwithstanding the provisions of this section, the parties agree to make such public announcements of this Agreement promptly upon its execution in accordance with the requirements of applicable securities legislation and regulations.

9

PROPRIETARY INFORMATION

9.2

Confidential Information - Each party acknowledges that any and all information which a party may obtain from, or have disclosed to it, about the other party constitutes valuable trade secrets and proprietary confidential information of the other party ("Confidential Information").

9.3

Non-Disclosure - The Vendor and the Purchaser, for themselves, their officers, directors, shareholders, consultants, employees and agents agree that they each will not disseminate, disclose or knowingly allow, permit or cause others to disseminate or disclose the Confidential Information of the other without the other's express written consent.

20

10

GENERAL

10.1

Time - Time is of the essence of this Agreement.

10.2

Entire Agreement - The terms and provisions herein contained constitute the entire agreement between the parties and supersede all previous oral or written communications.

10.3

Governing Law - This Agreement will be governed by, construed and enforced in accordance with the laws of the Province of Ontario and the parties hereto submit and attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

10.4    Enurement - This Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

10.5 Severability - If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way he affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

10.6 Assignment - This Agreement is not transferable or assignable without the written consent of the other parties.

10.7 Notices - All notices and other communications given in connection with this Agreement shall be in writing and shall, except in the event of mail strike, during which time all notices must be personally delivered, be sufficiently given if delivered in person or telefaxed or sent by registered mail, postage prepaid, to the parties of the following addresses

The Vendor:

Ungava Minerals Corp.

P.O. Box 485

Port Credit Postal Station

Mississauga ON L5G 4M2

Attn: Allan Miller

Fax: 905 274 8554

The Purchaser:

Byron Americor Inc.

Suite 2907,

2045 Lakeshore Blvd. West

Toronto, Ontario M8V 2Z6

Attn: Ross McGroarty

E-mail: ross.mcgroarty@sympatico.ca

Fax: 416 594 6811

Any such notices or other communications sent by registered mail addressed as aforesaid shall be deemed to be received by the addressee thereof on the third business day after the mailing thereof Any such notices personally delivered or telefaxed shall be deemed delivered on the day of delivery. Any party hereto may change its address for service by notice in writing to the other parties hereto.

10.8 Further Assurances - The parties to this Agreement will with reasonable diligence do all such things and provide all such reasonable assurances as may he required to consummate the transactions contemplated by this Agreement, and each party to this Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Agreement and obtaining any required regulatory approvals, whether before or after the Closing.

10.9 Public Announcements - The parties hereto agree that all notices to third parties and all other press releases concerning the transactions contemplated by this Agreement will be jointly planned and coordinated and no party hereto will act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld.

10.10

Counterparts - This Agreement may be executed in as many counterparts as may he necessary or be facsimile and each such facsimile or counterpart so executed shall he deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

10.11 Costs and Expenses - Each party shall be responsible for their respective costs and expenses incurred by each of them in connection with the execution and delivery hereof and the completion of the transactions contemplated herein

IN WITNESS WHEREOF the parties hereto have hereunto duly executed this Agreement as of the day and year first above written.

SIGNED, SEALED and DELIVERED by

UNGAVA MINERALS CORP.

per ____________________

A.S.O.

per ____________________

A.S.O

BYRON AMERICOR INC.

per ____________________

Ross McGroarty, Chairman

per ____________________

George E. Mara, Director

22

Exhibit 10.2 Share Subscription Agreement

Agreement made as of 22 August, 2007

Between:

Byron Americor Inc.

“Byron” herein

and

Ungava Minerals Corp.

“UMC” herein

Whereas Byron is an Ontario corporation which is reporting issue in the United States whose shares trade on the NASDAQ OTC BB;

AND whereas Byron is not reporting issuer in any Canadian jurisdiction;

AND whereas Byron is a shell company without any substantial assets or business which does not have liabilities exceeding $20,000;

Now therefore for valuable consideration the receipt of which is acknowledged, the parties agree with one another as follows:

1.

UMC has satisfied itself regarding the status, conditions, assets and liabilities of Byron;

2.

UMC agrees to subscribe for 14,131,638 Byron common shares from treasury and shall pay $1,000, therefore; Byron agrees to accept UMC’s subscription and shall forthwith issue to UMC a certificate for 14,131,638 Byron common shares as fully paid and non-assessable;

3.

This is the entire agreement between the parties and may only be amended in writing.

In witness whereof the parties hereto have executed this agreement in quadruplicate.

)    Byron Americor Inc.

)

)    Per _________________________

)

A.S.O

)    Per _________________________

)

A.S.O

)

)

)    Ungava Minerals Corp.

)

)    Per _________________________

)

A.S.O

)    Per _________________________

A.S.O

Exhibit 10.3 Byron Global Corp; Audited Financials, December 31, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   December 31, 2006 - Audited Financial Statements  and Certification

BYRON GLOBAL CORP. (Formerly BYRON RESOURCES INC.)

2907 - 2045 Lakeshore Blvd. W., TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

(Registrant)

Date: April 27, 2007

By: Ross McGroarty (signed)

Ross McGroarty, Chairman, ASO

Larry O'Donnell, CPA, P.C.

2228 South Fraser Street

Unit 1

Aurora, Colorado    80014

Telephone (303)745-4545

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Byron Global Corp. Toronto, Ontario

I have audited the accompanying balance sheets of Byron Global Corp. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from commencement of the development state, January 1. 2002, to December 31, 2006.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Byron Global Corp., as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from commencement of the development state, January 1. 2002, to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Larry O'Donnell, CPA, P.C.

April 24, 2007

FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL INC.

(formerly Byron Resources Inc.)

(A Development Stage Company)

BALANCE SHEETS AS AT DECEMBER 31, 2006 AND 2005

(Stated in Cdn. Dollars)

	2006	2005
ASSETS
CURRENT ASSETS
Cash	$4,063	$759
Accounts receivable	1,085	742
Marketable securities (Note 3)	1,137	872
	6,285	2,373
CAPITAL ASSETS (Note 4)	877	1,207
	$7,162	$3,850
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$23,247	$25,651
Notes payable (Note 5)	230,720	213,740
Due to shareholder (Note 6)	260,683	168,703
	514,650	408,094
DEFICIT LESS CAPITAL STOCK
DEFICIT
Deficit accumulated prior to development stage	(13,801,947)	(13,801,947)
Accumulated during the development stage	(1,807,965)	(1,704,727)
Accumulated other comprehensive income	(10,263)	(10,527)
	(15,620,175)	(15,517,201)
CAPITAL STOCK (Note 7)	15,112,687	15,112,687
	(507,488)	(404,514)
	$7,162	$3,580

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

CONTINGENT LIABILITY (Note 8)

SIGNED ON BEHALF OF THE BOARD

      David L Hynes (signed)

)

  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

)

DIRECTORS

      Ross McGroarty (signed)

)

 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

AND JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
	Year ended	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006
EXPENSES
Administration and general	$38,739	$25,266	$32,878	$266,685
Amortization of capital assets	330	461	644	3,540
Consulting fees	-	-	-	155,837
Foreign exchange loss (gain)	314	(7,909)	(21,952)	(172,752)
Interest - notes and shareholder loans payable	33,217	32,701	31,464	274,383
Legal fees	30,638	6,950	41,541	148,461
	103,238	57,469	84,575	676,154
OPERATING LOSS	103,238	57,469	84,575	676,154
REALIZED LOSS ON DECLINE OF
MARKETABLE SECURITY	-	-	24,449	24,449
LOSS ON SALE OF
MARKETABLE SECURITY		122,602	-	122,602
WRITE OFF OF RELATED COMPANY	-	-	-	984,760
NET LOSS FOR THE YEAR	$103,238	$180,071	$109,024	$1,807,965
NET LOSS PER SHARE (Note 11)	$(0.03)	$(0.06)	$(0.04)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (Note 11)	3,089,998	3,089,998	3,089,998

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, JANUARY 1, 2002	42,169,302	$13,728,739	$(13,801,947)	$ -	$ -	$(73,208)
Other comprehensive income,
as restated (Note 3)	-	-	-	-	(43,158)	(43,158)
Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)
BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	13,728,739	(13,801,947)	(1,258,583)	(43,158)	(1,374,949)
Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-
Conversion of notes payable (Note7 (d))	26,848,860	1,233,948	-	-	-	1,233,948
Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000
Other comprehensive income	-	-	-	-	142,113	142,113
Net loss for the year	-	-	-	(157,049)	-	(157,049)
BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

			Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)
Share consolidation (Note 7(f))	(27,810,058)	-	-	-	-	-
Extraordinary dividend (Note 12)	-	-	-	$Nil	-	-
Other comprehensive loss	-	-	-	-	(109,086)	(109,086)
Net loss for the year	-	-	-	(109,024)	-	(109,024)
BALANCE, DECEMBER 31, 2004	3,089,998	$15,112,687	$(13,801,947)	$(1,524,656)	$(10,131)	$(224,047)
Other comprehensive loss	-	-	-	-	(396)	(396)
Net loss for the year	-	-	-	(180,071)	-	(180,071)
BALANCE, DECEMBER 31, 2005	3,089,998	$15,112,687	$(13,801,947)	$(1,704,727)	$(10,527)	$(404,514)
Other comprehensive loss	-	-	-	-	264	264
Net loss for the year	-	-	-	(103,238)	-	(103,238)
BALANCE, DECEMBER 31, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND

JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
Year ended		Year ended	Year ended	Stage) to
December 31,		December 31,	December 31,	December 31,
	2006	2005	2004	2006
CASH FROM OPERATIONS
Net loss for the year	$(103,238)	$(180,071)	$(109,024)	$(1,807,965)
Items not involving cash -
Amortization	330	461	645	3,541
Unrealized foreign exchange loss (gain)	314	(7,909)	(21,670)	(189,308)
Write down of advances to a related company	-	-	-	984,760
Realized loss on marketable securities	-	-	24,449	24,449
Loss on sale of marketable securities	-	122,602	-	122,602
Consulting fee paid in common shares	-	-	-	150,000
	(102,594)	(64,917)	(105,600)	(711,921)
Change in -
Accounts receivable	(343)	(171)	11,320	6,118
Accounts payable and accrued liabilities	(2,404)	(60)	1,685	7,065
Notes payable	16,980	21,164	23,953	312,879
	(88,361)	(43,984)	(68,642)	(385,859)
FINANCING ACTIVITY
Advances by shareholder	91,665	38,534	71,449	185,683
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	(257,276)
Purchase of capital assets	-	-	-	(4,417)
Advances to related company	-	-	-	(171,420)
	-	-	-	(433,113)
NET CHANGE IN CASH DURING THE YEAR	3,304	(5,450)	2,807	(633,289)
CASH - BEGINNING OF YEAR	759	6,209	3,402	637,352
CASH - END OF YEAR	$4,063	$759	$6,209	$4,063

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

The Company has no business operations or sources of revenue.  These financial statements have been prepared on a going concern basis.  As at December 31, 2006, the Company has a working capital deficiency of $508,365 and has an accumulated deficit of $15,620,175 since inception.  Management is seeking business ventures which, when identified, will require financing.  The Company's ability to continue as a going concern is dependent upon its ability to identify viable business ventures and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

On April 15, 2003, the Company changed its name from Bioforest Pacific Inc. to Byron Resources Inc.

On June 25, 2004, the Company changed its name from Byron Resources Inc. to Byron Global Corp.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to December 31, 2005, the period in which the Company has undertaken a new development stage activity.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

(i)

Investment Valuation

The Company carries its investments at fair value, as determined in good faith by the Board of Directors.  Securities that are publicly traded are valued at the closing price on the valuation date.  Debt and equity securities which are not publicly traded are valued at fair value as determined in good faith by the Board of Directors.  In making such determination, the Board of Directors values non-convertible debt securities at cost plus original issue discount plus payment-in-kind ("PIK") interest, if any, unless adverse factors lead to a determination of lesser valuation.  Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have resulted had a readily available market for the securities existed, and the differences could be material.  Additionally, changes in the market environment and other events that may occur over the life of the investments may cause gains or losses ultimately realized on these investments to be different than the valuation currently assigned.  Additionally, events and changes in circumstances may indicate that a decline in an investment is other than temporary.  If that occurs, a loss is realized.  A new cost basis is established at that time.  Subsequent increases or decreases in the fair value of the securities which are not deemed to be other than temporary are recognized as unrealized gains or losses.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Bio-America Inc. (2006 - 15,000 shares; fair market value of $1,137) (2005 -15,000 shares; fair market value of $872) and have been classified as available for sale.  Amounts presented for the periods prior to December 31, 2002 have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

4.

CAPITAL ASSETS

		2006		2005
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$3,640	$3,018	$622	$889
Office equipment	778	523	255	318
	$4,418	$3,541	$877	$1,207

5.

NOTES PAYABLE

	2006	2005
8% convertible unsecured debenture in the amount of U.S
$197,975 (2005 - U.S. $183,310), repayable on demand with no set repayment terms. On August 15, 2005, US$82,500 was repaid by transferring that value of marketable securities to the holder.
The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the highest of (i) 75% of the average closing bid price for the
preceding five trading days, and (ii) 110% of the closing bid price.
	$230,720	$213,740

6.

DUE TO SHAREHOLDER

	2006	2005
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$223,694	148,296
Accrued interest	36,989	20,407
	$260,683	$168,703

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

7.

CAPITAL STOCK

(a)

Authorized -

Unlimited number of common shares

(b)

Issued -

	Shares	Amount
Balance - December 31, 2001 and 2002	42,169,302	$13,728,739
Consolidation (Note 7(c))	(41,868,106)	-
	301,196	13,728,739
Conversion of notes payable (Note 7(d))	26,848,860	1,233,948
Issued in exchange for management services (Note 9)	3,750,000	150,000
Balance - December 31, 2003	30,900,056	15,112,687
Consolidation (Note 7(f))	(27,810,058)	-
Balance - December 31, 2004, 2005 and 2006	3,089,998	$15,112,687

(c)

On April 15, 2003 the Company filed Articles of Amendment to consolidate the issued common shares on the basis of one new common share for 140 old common shares.

(d)

On May 9, 2003 the Company issued 26,848,860 common shares pursuant to the conversion privileges of debentures having a combined value of U.S. $886,012 (Cdn. $1,233,948).

 (e)

On June 26, 2003, the shareholders of the Company approved a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares to qualified directors, officers, employees.  The maximum number of common shares which can be issued pursuant to options granted under this Plan cannot exceed 15% of the number issued and outstanding common shares of the Company.  The options are exercisable at not less than the market price of the common shares at the time they are granted.  Options vest immediately upon issuance.  The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant.  No options were granted pursuant to this Plan during the year.

(f)  On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders the consolidation of the issued common shares on the basis of one new common share for ten old common shares.

 8.

CONTINGENT LIABILITY

(a)The Company has been named defendant in a lawsuit by Beach Tree Trust of Nassau, Bahamas, a company related to a former director, for $1,135,254 and 594,999 shares of the Company arising from alleged unpaid amounts with respect to the Company's former Venezuela operations.  In the opinion of management the Company will be successful in defending this action.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

8.

CONTINGENT LIABILITY (continued)

(b)The Company had been named defendant in a lawsuit by Ontex Resources Limited for alleged rent in arrears.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred. On March 8, 2006, Ontex Resources obtained judgment on its claim for $15,911 consisting of rent in arrears of $13,911 and interest costs of $2,000. These amounts were paid and included in Administrative and general expenses in 2006.

9.

RELATED PARTY TRANSACTIONS

During the year, the Company incurred consulting fees to a director and officer in the amount of $Nil (2005 - $Nil; 2004 -$Nil).  These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

10.

INCOME TAXES

The Company has a total of approximately $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years and non-capital losses of approximately $2,661,000 that expire over the years to 2016.  The Company also has capital losses of approximately $8,261,000.

11.

PER SHARE DATA

On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders the consolidation of the issued common shares on the basis of one new common share for ten old common shares. The share and per share figures for prior periods have been restated to reflect this change.

12.

EXTRAORDINARY DIVIDEND

On June 1, 2004, the Company incorporated a wholly-owned subsidiary Int'l Resources Inc. (A Delaware Corporation).

On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders an extraordinary dividend of all the Company's common shares of Int'l Resources Inc. to its shareholders on the basis on one share of Int'l Resources Inc. for every one share of Byron Global Corp. as of the record date of July 6, 2004. The net assets of Int'l Resources Inc. at the time of distribution were $Nil and accordingly that amount has been recorded in the accounts as the value of the extraordinary dividend.

The directors believes this "spin-off" will enable management of each company to focus on each respective business, allow the ability to grant stock option incentives to employees linked solely to each respective company, and enhance access to financing.

13.

CASH FLOW INFORMATION

Non-Cash Transaction	2006	2005	2004
Repayment of note payable (US$82,500) using marketable securities as consideration	$-	$ 98,959	$ -

14.      WRITE OFF OF RELATED COMPANY

During the year ended December 31, 2002, the Company determined that advances to a related company, Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were uncollectible.  The advances totaling $984,760 were written off in that period.

BYRON GLOBAL CORP.

             (formerly Byron Resources Inc.)

              (A Development Stage Company)

       NOTES TO FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

            (Stated in Cdn. Dollars)

15.

  COMPARATIVE FIGURES

 Comparative figures have been reclassified to conform to the current period presentation.

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

2907- 2045 Lakeshore Blvd. W.,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE - December 31, 2006

I, Ross McGroarty, certify that:

1. I have reviewed the Audited Report on Form 6-K of BYRON GLOBAL CORP. (Formerly Byron Resources Inc.) "the registrant") for period ending December 31, 2006 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared:

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the "Evaluation Date"); and

c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: April 27, 2007

/s/ "Ross McGroarty"

/s/ "David L. Hynes"

      Chairman / Secretary

       President

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

2907- 2045 Lakeshore Blvd. W.,
Toronto ON, Canada M8V 2Z6
Tel: 416 594 0528 Fax: 416 594 581 1
E-mail: byronres @ sympatico.ca

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the "Company"), certify that:

1.

the audited Report on Form. 6-K of the Company for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on April 27, 2007 (the "Report" fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

April 27, 2007

/s/ "Ross McGroarty"	/s/ "David L. Hynes"
Ross McGroarty	David L. Hynes
Chairman of the Board and Secretary	President, CEO

38

Exhibit 10.4 Byron Global Corp. Unaudited Financials, June 30, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

Commission File No.82-1918 Section 12g 3-2(b)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2007

 Unaudited Financial Statements

and

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

BYRON AMERICOR INC.

(Formerly BYRON GLOBAL CORP.)

2907 – 2045 Lakeshore Blvd. West,

Toronto Ontario, Canada, M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON AMERICOR INC.

(Registrant)

Date: August 28, 2007

By     “Ross McGroarty”

Ross McGroarty, Chairman

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

Interim Financial Statements

Six Months ended June 30, 2007

(Stated in Cdn. Dollars)

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

BALANCE SHEET

(Stated in Cdn. Dollars)

	June 30,	December 31,
As at	2007	2006
ASSETS
Current assets
Cash	$5,323	$4,063
Accounts receivable	1,011	1,085
Marketable securities (note 3)	959	1,137
	7,293	6,285
Capital assets (note 4)	758	877
	$8,051	$7,162
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,025	$23,247
Note payable (note 5)	-	230,720
Due to shareholder (note 6)	286,807	260,683
	293,832	514,650
DEFICIT LESS CAPITAL STOCK
Deficit	(15,623,527)	(15,620,175)
Capital stock
Authorized
Unlimited number of common shares
Issued
26,889,998 common shares (2006 - 3,089,99) (note 7)	15,337,746	15,112,687
	(285,781)	(507,488)
	$8,051	$7,162

See accompanying notes to financial statements

Unaudited

1

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF OPERATIONS

(Stated in Cdn. Dollars)

Period ended

					January 1,
					2002
					(Date of
					Commencement
	Three	Three	Six	Six	of Development
	Months Ended	Months Ended	Months Ended	Months Ended	Stage) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006	2007
Expenses
Administration and
general (recovery)	$(10,228)	$3,922	$(5,399)	$11,489	$261,286
Amortization	60	76	119	159	3,659
Consulting fees	-	-	-	482	155,837
Foreign exchange gain	(10,133)	(10,201)	(12,335)	(9,786)	(185,087)
Interest	6,903	6,940	15,896	14,553	290,279
Legal fees	1,187	10,435	4,894	27,975	153,355
Operating loss	(12,211)	11,172	3,175	44,872	679,329
Write off of related
company	-	-	-	-	984,760
Loss on decline of
market value	-	-	-	482	147,051
Net (income) loss for the
period	$(12,211)	$11,172	$3,175	$45,354	$1,811,140
Net loss per share	$0.00	$0.00	$0.00	$0.01

See accompanying notes to financial statements

Unaudited

2

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Cdn. Dollars)

Period ended

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders’
	Shares	Amount	Stage	Stage	Income	Equity
Balance, December 31, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)
Other comprehensive income (loss)	-	-	-	-	(98)	(98)
Net loss for the period	-	-	-	(15,384)	-	(15,384)
Balance, March 31, 2007	3,089,998	$15,112,687	$(13,801,947)	$(1,823,349)	$(10,361)	$(522,970)
Issuance of shares for debt settlement	23,800,000	225,059	-	-	-	225,059
Other comprehensive income (loss)	-	-	-	-	(81)	(81)
Net income for the period	-	-	-	12,211	-	12,211
Balance, June 30, 2007	26,889,998	$15,337,746	$(13,801,947)	$(1,811,138)	$(10,442)	$(285,781)

See accompanying notes to financial statements

Unaudited

3

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

(Stated in Cdn. Dollars)

Period ended

					January 1,
					2002
					(Date of
					Commencement
	Three	Three	Six	Six	of Development
Months Ended		Months Ended	Months Ended	Months Ended	Stage) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006	2007
Cash from operations
Net income (loss) for the
period	$12,211	$(11,172)	$(3,175)	$(45,354)	$(1,811,140)
Item not involving cash
Amortization	60	76	119	159	3,660
Professional fee
recovery	(13,219)	-	(13,219)	-	(13,219)
Unrealized foreign
exchange loss (gain)	-	-	-	-	(189,308)
Write down of advances
to related company	-	-	-	-	984,760
Consulting fee paid in
common shares	-	-	-	-	150,000
Loss on marketable
securities	-	-	-	482	147,051
	(948)	(11,096)	(16,275)	(44,713)	(728,196)
Change in
Accounts receivable	(142)	(366)	75	(455)	6,193
Accounts payable and
accrued liabilities	(2,806)	3,731	(3,003)	11,782	4,062
Notes payable	(233,091)	(6,371)	(230,720)	(1,783)	82,159
	(236,987)	(14,102)	(249,923)	(35,169)	(635,782)
Investing
Purchase of marketable
securities	-	-	-	-	(257,276)
Purchase of capital assets	-	-	-	-	(4,417)
Advances to related company	-	-	-	-	(171,420)
	-	-	-	-	(433,113)
Financing
Due to shareholder	14,742	14,724	26,124	35,162	211,807
Issuance of common shares	225,059	-	225,059	-	225,059
	239,801	14,724	251,183	35,162	436,866
Net change in cash during
the period	2,814	622	1,260	(7)	(632,029)
Cash, beginning of period	2,509	130	4,063	759	637,352
Cash, end of period	$5,323	$752	$5,323	$752	$5,323

See accompanying notes to financial statements

Unaudited

4

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Stated in Cdn. Dollars)

Period ended June 30, 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to June 30, 2007, the period in which the Company has undertaken a new development stage activity.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

Unaudited

5

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Stated in Cdn. Dollars)

Period ended June 30, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gains and losses on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of 15,000 common shares of Bio-America Inc. and have been classified as available for sale.

4.

CAPITAL ASSETS

		Accumulated		2007
	Cost	Amortization	Net		Net
Computer equipment	$3,640	$3,112	$528		$622
Office equipment	778	548	230		255
	$4,418	$3,660	$758		$877

Unaudited

6

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Stated in Cdn. Dollars)

Period ended June 30, 2007

5.

NOTE PAYABLE

On May 16, 2007, the full amounts of $218,545 (US $197,975) principal and $6,514 (US $5,901) accrued interest were settled by issuing 23,800,000 common shares of the Company valued at $0.0095 (US $0.0086) per share.

	June 30,	December 31,
	2007	2006
8% convertible unsecured debenture in the amount of US $Nil
(2006 - US $201,880), repayable on demand with no set
repayment terms.	$-	$230,720

6.

DUE TO SHAREHOLDER

	June 30,	December 31,
	2007	2006
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$240,735	$223,694
Accrued interest	46,072	36,989
	$286,807	$260,683

7.

CAPITAL STOCK

On May 16, 2007, 23,800,000 common shares were issued to satisfy a debenture and accrued interest of $225,059 (US $203,876, see note 5).

8.

SUBSEQUENT EVENTS

Effective July 30, 2007, the name of the Company was changed from Byron Global Corp., to Byron Americor Inc., and a share consolidation was effected on the basis of one new share for each ten shares held.

Unaudited

7

BYRON AMERICOR INC.

  (Formerly Byron Global Corp.)

2907 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE- Six Months ended June 30, 2007

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the six month period ended June 30, 2007 as filed with the Securities and Exchange Commission on August 28, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

August 28, 2007

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                           President, CEO

Exhibit 10.5 Ungava Mines Inc. Audited Financials, May 31, 2007

Ungava Mines Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
For The Three Months Ended
May 31, 2007
(expressed in Canadian dollars)

MOORE STEPHENS COOPER MOLYNEUX LLP
CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ungava Mines Inc.

We have audited the accompanying interim consolidated balance sheet of Ungava Mines Inc. (the "Company") as at May 31, 2007 and the related interim consolidated statements of operations and deficit and cash flows for the three month period then ended and accumulated for the period from June 25, 1995 (Date of Inception) to May 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these interim consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ungava Mines Inc. as at May 31, 2007 and the consolidated results of its operations and deficit and its cash flows for the three month period then ended and accumulated for the period from June 25, 1995 (Date of Inception) to May 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or profitable operations since inception and will need equity or debt financing to begin realizing upon its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Signed: *"Moore Stephens Cooper Molyneux LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 30, 2007

2

Ungava Mines Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
(expressed in Canadian Dollars)
May 31, 2007

	May 31, 2007	November 30, 2006
		(*note 14*)
Assets		
Current assets		
Cash	**$ 1,827**	$ -
Temporary investments	**250,000**	-
Other receivables	**12,376**	-
Prepaid expenses	**20,000**	-
Advances to associated company (*note 4*)	**100,000**	-
Total current assets	**384,203**	-
Mining resource property (*note 5*)	**1**	1
Total assets	**$ 384,204**	$ 1
Liabilities		
Current liabilities		
Loan payable (*note 6*)	**$ 500,000**	$ -
Loan from associated company (*note 7*)	**500,000**	1,324,834
Accounts payable and accrued liabilities	**60,725**	-
Total current liabilities	**1,060,725**	1,324,834
Contingencies (*note 13*)		
Shareholders' deficit		
Capital stock (*note 8*)		
Authorized		
Unlimited common shares		
Issued and outstanding		
90,000,000 common shares	**2,346,567**	1,520,734
Deficit accumulated during the development stage	**(3,023,088)**	(2,845,567)
Total shareholders' deficit	**(676,521)**	(1,324,833)
Total liabilities and shareholders' deficit	**$ 384,204**	$ 1

Approved by the Board

Signed: ***"Joseph Greenberg"***

Director

Signed: ***"David Hynes"***

Director

3

Ungava Mines Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian Dollars)

	Three Months Ended May 31,		From inception on June 25, 1995 Through May 31,
	2007	**2006**	**2007**
		(*note 14*)	
General and administrative expenses			
Professional fees	$ **110,771**	$ -	$ 154,967
Consulting and management fees (*note 10*)	**52,465**	-	795,598
Travel	**12,015**	-	12,015
Office and general	**2,588**	-	23,619
Writedown of mineral properties	-	-	1,342,220
Writedown of temporary investments	-	-	649,879
Loss on sale of securities	-	-	40,437
Interest expense	-	-	4,671
Loss from operations	**(177,839)**	-	(3,023,406)
Other income			
Interest earned	**318**	-	318
Net loss for the period	**(177,521)**	-	3,023,088
Deficit, beginning of period	**(2,845,567)**	(2,845,567)	-
Deficit, end of period	**$(3,023,088)**	$(2,845,567)	$(3,023,088)
Basic and diluted loss per share (*note 11*)	$ **0.01**		
Weighted average number of shares outstanding (*note 11*)	**90,000,000**		

4

Ungava Mines Inc.
(A Development Stage Company)
Interim Consolidated Statement of Stockholders' Deficit
(expressed in Canadian Dollars)

	Common Stock Shares	Amount	Accumulated Deficit	Total
Balance, on incorporation	89,999,999	$ 1,000	$ -	$ 1,000
Transfer of shares (*note 2*)	1	1,520,734	(2,845,567)	(1,324,833)
Share subscription – UMEI *(note 8)*		824,833		824,833
Net loss			(177,521)	(177,521)
Balance, May 31, 2007	90,000,000	$ 2,346,567	$ (3,023,088)	$ (676,521)

5

Ungava Mines Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)

	Three months ended May 31, 2007	Three months ended May 31, 2006 (*note 14*)	From inception on June 25, 1995 through May 31, 2007
Cash flow from operating activities			
Net loss for the period	$ **(177,521)**	$ -	$ (3,023,088)
Items not involving cash:			
Writedown of mineral resource properties	-	-	1,359,520
Writedown of temporary investments	-	-	632,579
	-	-	(1,030,989)
Net changes in non-cash working capital items:			
Increase in other receivables	**(12,376)**	-	(12,376)
Increase in prepaid expenses	**(20,000)**	-	(20,000)
Increase in accounts payable and accrued liabilities	**60,725**	-	60,725
Net cash used in by operating activities	**(149,172)**	-	(1,002,640)
Cash flow from investing activities			
Temporary investments	**(250,000)**	-	(882,579)
Advances to related parties	**(99,001)**	-	(100,000)
Investment in mining property			(1,359,521)
Net cash used in by investing activities	**(349,001)**	-	(2,342,100)
Cash flow from financing activities			
Loan received	**500,000**	-	500,000
Loan from associated company	-	-	500,000
Issuance of share capital	-	-	2,346,567
Net cash provided by financing activities	**500,000**	-	3,346,567
Net change in cash during the period	**1,827**	-	1,827
Cash, beginning of period	-	-	-
Cash, end of period	$ **1,827**	$ -	$ 1,827

6

Ungava Mines Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(expressed in Canadian dollars)
May 31, 2007

1. **Nature of Operations and Going Concern**
Ungava Mines Inc. ("the Company" or "Ungava") has an interest through its wholly owned subsidiary company Ungava Mineral Exploration Inc. ("UMEI") in a mineral property as described in Note 5 below. The property is the subject of a Bankable Feasibility Study ("BFS") which was issued in June 2007. While the BFS indicates robust project economics regarding an open pit mine to be established on the mineral property, the continued operations of the Company are dependent upon the activities of Canadian Resources Inc.("Canadian"), confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary ongoing financing and upon future profitable production from the mineral property, or alternatively upon the Company's ability to dispose of its interest on an advantageous basis. The Company has not earned any revenue from extraction activities to date and is therefore considered to be in the development stage.

These interim consolidated financial statements have been prepared according to generally accepted accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to obtain the necessary financing to maintain and enhance its resource properties and to meet ongoing administration expenses and related liabilities as they fall due.

2. **Corporate Organization**
In February 2007 the Company was incorporated in Ontario, Canada as a wholly owned subsidiary of Ungava Minerals Corp. ("UMC"). In March 2007, UMC transferred its wholly-owned subsidiary, UMEI, to the Company on a tax-free rollover basis. As part of the consideration, the Company agreed to guarantee payment of the $500,000 loan owed by UMEI to UMC and to assume all costs of ongoing litigation related to the mineral property.

Principles of consolidation
These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Ungava Minerals Exploration Inc. All significant inter-company accounts and balances have been eliminated.

7

Ungava Mines Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(expressed in Canadian dollars)
May 31, 2007

3. Summary of Significant Accounting Policies – continued

Cash and cash equivalents
Cash is comprised of cash on hand. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Temporary investments
Temporary investments are classified as "available for sale" and recorded at fair value. Realized gains and losses are reported in earnings of the period while any unrealized holding gains or losses would be reported as a separate component of shareholders' equity until realized.

Mineral resource properties
The Company expenses acquisition and exploration costs of mineral properties as incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

Environmental expenditures and asset retirement obligations
The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability is to be recognized when a reasonable estimate of fair value can be made.

The Company has determined that there are no asset retirement obligations nor any other environmental obligations associated with respect to its mineral properties, and therefore no liability has been recognized in these interim consolidated financial statements.

Use of estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the interim consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

8

Ungava Mines Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(expressed in Canadian dollars)
May 31, 2007

3. Summary of Significant Accounting Policies – continued

Income taxes

Advertising and marketing

Advertising and marketing costs are expensed in the period incurred.

Basic earnings or loss per share

Fair value of financial instruments

The carrying value of the Company's cash and cash equivalents, temporary investments, other receivables and accounts payable and accrued liabilities approximates fair value due to the short-term maturity of the instruments. The carrying value of related party receivable, loan payable and the loan from an associated company approximate fair value due to the fact that they are due on demand.

Comprehensive income (loss)

The Company has no items of other comprehensive income (loss) for the three months ended May 31, 2007.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

9

Ungava Mines Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(expressed in Canadian dollars)
May 31, 2007

3. Summary of Significant Accounting Policies – continued

New accounting pronouncements - continued

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company adopted SAB108 which did not have a material effect on its interim consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value has been elected are reported in earnings. SFAS 159 is effective for financial years beginning after November 15, 2007. The Company is presently determining whether to adopt SFAS 159, and presently believes that if adopted, the impact on the Company's financial position and results of operations would not be material.

4. Advances to Associated Company

Advances of $100,000 were made to UMC, the Company's parent, during the period ended May 31, 2007. The advances are non-interest bearing, unsecured and due on demand.

5. Mining Properties and Exploration Costs

Pursuant to an Agreement dated January 20, 1995, the Company acquired, through its subsidiary UMEI, a 100% working interest in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the Option and Joint Venture Agreement with Canadian Royalties Inc. (as noted below).

On January 12, 2001, UMEI entered into an Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Property. Canadian has been vested with a 70% interest in the Property. Under this Agreement, Canadian will earn a further 10% interest by producing a BFS relating to the building of a mine on the Property, which BFS is accepted by a banker willing to provide the financing, on a non-recourse basis, to put the property into production. After Canadian has earned its 80% interest, the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses to be incurred in the years following the banker's financing commitment pursuant to the BFS and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

10

Ungava Mines Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(expressed in Canadian dollars)
May 31, 2007

5. Mining Properties and Exploration Costs - continued

While Canadian has produced a BFS, the Company has not received confirmation that the BFS has been accepted by a banker willing to provide the financing, on a non-recourse basis, to put the mineral property into production.

The Property is subject to a 2% net smelter returns royalty.

6. Loan Payable

A loan of $500,000 was received during the period from an arm's length party. The loan is non-interest bearing, unsecured, and due on demand.

7. Loan from Associated Company

A loan of $500,000 is owing to UMC for advances of prior years. The loan is unsecured, due on demand and bears interest at a rate of 8% calculated from the date of demand.

8. Capital Stock

(a) On incorporation of the Company in February 2007, 89,999,999 Common Shares were issued to UMC for consideration of $1,000.

(b) On March 2007, in exchange for the transfer of the shares of UMEI to the Company as described in Note 2 above, one common share was issued to UMC for consideration of $1,520,734.

(c) In May 2007, one common share of UMEI was issued to UMC for consideration of $824,833 as a reduction in the value of the loan payable to UMC.

9. Warrants

On March 29, 2007, the Company issued to UMC 10,000,000 common share purchase warrants, each good to purchase a common share of the Company at the price of $0.75. The warrants are exercisable prior to March 31, 2010. These warrants may dilute the earnings per share in the future.

10. Related Party Transactions

11

Ungava Mines Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(expressed in Canadian dollars)
May 31, 2007

11. Loss Per Share

The following table sets out the computation for basic and diluted loss per share:

	Three months ended May 31, 2007
Numerator	
Loss attributable to common shareholders	
- basic and diluted	$ (177,521)
Denominator	
Weighted average number of common shares outstanding	
- basic and diluted	90,000,000
Basic and diluted loss per share	$ (0.01)

12. Income Taxes

The Company has a total of approximately $1,342,220 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years indefinitely and non-capital losses of approximately $821,000 that expire over the years to 2027. The potential benefit of these losses has not been recognized in these interim consolidated financial statements.

13. Legal Actions and Contingencies

a) The Company's wholly owned subsidiary, UMEI, is a party to two actions against various parties which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on UMEI's property. The action in Quebec is against parties who UMEI alleges, trespassed onto UMEI's property, wrote a false and misleading Assessment Report, and produced a falsified version of a geologist report during the 2002 arbitration proceeding with Canadian and against parties who are alleged to have given false testimony at the 2002 arbitration.

b) UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by UMEI, are sought, as well as other relief. UMEI intends to defend itself and its directors in this action. No liability has been recorded in the financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

c) UMEI had been named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") sought the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava property to Canadian. The conveyance occurred at the same time that an 80% interest in the Property was optioned to Canadian. No damages were, however, claimed against UMEI. That action has been dismissed on procedural grounds, which dismissal is being appealed.

12

20

Ungava Mines Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(expressed in Canadian dollars)
May 31, 2007

14. Comparative Figures

The comparative amounts for the prior year are those of the Company's subsidiary UMEI as Ungava was incorporated on February 23, 2007 and commenced operations in March 2007.

15. Subsequent Events

(a) On August 22, 2007, the Company's parent, Ungava Minerals Corp. ("UMC"), entered into a Share Exchange Agreement with Byron Americor Inc. ("Byron") to sell all of the issued and outstanding shares and warrants of the Company in exchange for 75,868,362 common shares and 10,000,000 common share purchase warrants of Byron. Each common share purchase warrant is exercisable to purchase a further common share at the price of $0.75 Canadian on or before August 31, 2012. In addition, on August 22, 2007, UMC subscribed for 14,131,638 Byron common shares from treasury for a total subscription price of $1,000.

13

Exhibit 10.6 Profitability Review II by John D. Charlton, P.Geo. , July 5, 2007

Profitability Review II of the Raglan South

Nickel Project

A Supplement to
"Technical Report on the Expo Ungava JV Property"
dated October 11, 2006,
and a progression from
"Profitability Review of the Raglan South Nickel Project"
dated January 26, 2007

Prepared for

Ungava Minerals Corp.

By: John D. Charlton, P. Geo., Charlton Mining Exploration Inc. Dated: July 5, 2007

22

Introduction

The writer was asked to complete a second profitability review of the Raglan South Nickel Project (the Project) for Ungava Minerals Corp. (Ungava). This Review is intended as a supplement to the Technical Report on the Expo Ungava JV Property by this author dated October 11, 2006 and as a progression from the last such Review of January 2007. It is based mainly upon the Technical Report on the Raglan South Nickel Project (the Report) of June 2007 prepared by SNC Lavalin Inc. (SLI) for Canadian Royalties Inc. (CRI).

Co-owned with CRI, the Expo-Ungava JV Property (the Property) presently accounts for approximately 88% of the gross value of the Project. The remaining 12% of the overall Project value comes from the 100% CRI-owned lvakkak deposit. In the previous Review of January 2007, based upon the Preliminary Economic Assessment by P&E Mining Consultants, the Property accounted for approximately 95% of the gross value of the project. The decrease to 88% is almost entirely due to the exclusion of the Mequillon resources from the mining plan presented in the Report, thereby proportionately increasing the influence from the augmented lvakkak resources on the overall project economics.

CRI currently hold a 70% interest in the Property, while Ungava, through its subsidiary Ungava Mineral Exploration Inc., holds a 30% interest in the Property. Upon the acceptance for financing of a Bankable Feasibility Study, CRI's interest in the Property will increase to 80%. Ungava will then be required to fund its proportionate share of on-going exploration expenditures or be diluted to a royalty position.

A Bankable Feasibility Study (BFS) of the Project was recently completed by SLt. The Report is a summary of the BFS.

To the extent possible, this Review is based upon the mineral reserves and resources, metal recoveries, capital costs, and operating costs presented in the Report. However it is important to note that the proven and probable reserve figures do not match those found in the June 4, 2007 CRI press release (the Press Release) and that Offsite Costs, including smelting and refining cost estimates, have not been calculated as such as CRI have not yet negotiated an off-take agreement or a smelting contract. As a result, where noted, the writer has had to use figures found only in the Press Release or in the July 2006 Preliminary Economic Assessment (the PEA) by P&E Mining Consultants Inc. As a result the writer cannot assume responsibility for any discrepancies between this Review and the Report, the BFS, the Press Release, or any future versions thereof

Commentary on the Report

Ore Reserves

The Report is based upon the ore reserves from three (3) deposits: Expo, Mesamax, and lvakkak. The former two are on the Property. lvakkak is apart and is 100% CRI-owned. The PEA report was based upon the July 2006 resources in these same deposits plus those of the Mequillon deposit, which is situated on the Property. While the Report refers to the Mequillon deposit in several sections, as well as listing a "Mequillon

Global Mineralization Estimate", the Mequillon resource has been eliminated from the mine plan and economic studies in the Report.

The Report declares significantly reduced estimated grades for all metals at all four deposits when compared to the July 2006 PEA Project Mineral Resource Estimate. There has been additional exploration work during the period between the PEA and the Report, which may have had the net effect of lowering grades while increasing tonnages, particularly at Expo. However, there was little change at Mesamax during this interval and still the estimated grades are 10% lower. No explanation for this is supplied in either the Report or the Press Release.

Mequillon grades quoted in the Report are some 30% lower than those reported in the PEA. No explanation for this significant downgrading is provided. Even though the Report figures (Table 14, p. 40) seem to indicate that Mequillon is potentially a profitable contributing ore supply to the project, it is stated in Mineral Reserves (p. 42) "The Mequillon deposit is not economically recoverable under the current study parameters (US $6.00 nickel, base case)". While this may be true for the base case, the Mequillon deposit does indeed become economically recoverable in the other economic scenarios considered in the Report. Nevertheless no further consideration is given to it.

Metal Recoveries

Separate nickel and copper concentrates would be produced. Nickel and copper recoveries are estimated herein (Table 1) based upon total nickel and copper recoveries to concentrates as stated in the Financial Analysis Summary (p. 86) of the Report in direct proportion to the tonnage figures provided in the Press Release. Platinum and palladium recoveries are taken from the Metallurgical Review of the draft BFS (p. 6-20) - "overall platinum and palladium recoveries were 51% and 88% respectively" - as Pt and Pd recoveries are not stated in the Report.

Capital Costs Escalation

Capital costs for the project have almost doubled from $255 million, in the PEA, to $465.7 million in the Report. CRI have stated that the project is structured as a stand-alone mining and milling operation with all infrastructures necessary to support it. The largest single augmentations in the BFS are "Port Facilities" at $52 million (up from $11 million in the PEA) and "Engineering, Procurement, Construction Management" (EPCM) at $45 million (up from $7.5 million in the PEA). Some other important costs have doubled from the PEA. No explanations are provided by the Report for these escalations.

Offsite Processing Costs

The Operating Costs include all ore processing to the point of loading the concentrates onto ships. Offsite processing costs refer to shipping (from the planned Deception Bay port to a smelter) + smelter charges + refining charges. The Offsite Costs are not provided in the Report as CRI have not yet negotiated an off-take agreement or a smelting contract. They have been roughly estimated herein by adjusting the PEA Offsite Costs ($357,967,500) to the new concentrate tonnages. Doing so results in a 15% increase. This figure, however, may be quite inaccurate.

24

Project Cash Flow

Procedure

Total amounts of recovered metal are calculated in Table 1 below. They are used to project Gross Revenues over the projected life of the mine based upon metals prices projections as defined below. Due to the inconsequential overall effect to the economics of the project, cobalt and gold have been excluded.

The forecast metal price scenario utilized herein incorporates rounded 3-year trailing averages for nickel ($10.0011b) and copper ($2.2011b), and 3 112 year trailing averages for platinum ($1,000.001oz) and palladium ($270.001oz). The Report scenario most closely resembling this is "Scenario 2" - Table 27: Summary of Financial Analysis Results.

Metal price projections quoted are in $US. All other dollar values quoted herein are $CDN. An exchange rate of 1.055 (July 3, 2007 rate) has been used in the conversion from $US metal sales to project cash flow dollar values in $CDN. Offsite Costs and Operating Costs in $CDN were then deducted to arrive at an Operating Profit Before Tax. Capital Costs were then deducted to arrive at the Project Cash Flow. Net Present Values are calculated at 8% discount rates, as in the Report.

Projected Total Metals Production

The proven and probable reserve figures used for the metals production and profitability projections herein are taken from the June 4, 2007 CRI Press Release. The reserve tonnages in the Report are marginally less than those in the Press Release.

Table 1 breaks down projected total metals production from each of the four (4) contributing deposits - Mesamax open-pit, Expo open-pit, Ivakkak open-pit, and Ivakkak underground for Ni, Cu, Pt, and Pd in the order of the following steps:

1)

Contained Metals = mill-head feed.

2)

Recovered Metal utilizing the following recovery factors: 73% for Ni (estimated by the writer)

76% for Cu (estimated by the writer)

51% for Pt (Section 6.3 of the draft BFS)

88% for Pd (Section 6.3 of the draft BFS)

3)

Payable Metal utilizing the factors quoted in the PEA (for lack of same factors in the Report) 92% for Ni 90% for Cu 65% for Pt 65% for Pd

The Table I totals will not average out equally over the 9-year mine life. As detailed in the Report, production grades will vary as contributions from each deposit change with time. No provision is made in this Review for the annual fluctuations in production from each separate deposit. Also of note is that the lvakkak Deposit now accounts for 12% of the total project value.

Table 1- Projected Total Metals Production

MMX:	Mesamax
EXPO:	Ex.o
IVK (P):	Ivakkak O.en Pit
Ivakkak Underground

Contained Metal:

Ni	MMX 84,325,330	EXPO 117,043,203	IVK (P) 6,175,286	IVK (U) 10 456,181	TOTALS (lbs.) 228,000,000
Cu	114,348,573	119,655,167	20,437,541	12,558,718	267,000,000
	MMX	EXPO	IVK (P)	IVK (U)	TOTALS (oz.)
Pt	63,221	72,877	12,970	6,933	156,000
Pd	230,555	314,528	62,410	32,707	640,200

	MMX	EXPO	IVK (P)	IVK (U)	TOTALS (Ibs.)
Ni (75%)	61,557,491	85,441,538	11,807,959	7,633,012	166,440,000
Cu (95%)	86,904,916	90,937,927	15,532,532	9,544,626	202,920,000
	MMX	EXPO	IVK (P)	lVK (U)	TOTALS (oz.)
Pt (51%)	32,243	37,167	6,614	3,536	79,560
Pd (88%)	202,888	276,784	54,921	28,782	563,376

Payable Metal:	Ni 92%	Cu 90%	Pt 65%	Pd 65%

	MMX	EXPO	IVK (P)	1VK (U)	TOTALS (lbs.)
Ni	56,632,892	78,606,215	10863,322	7,022,371	153,124,800
Cu	78,214,424	81,844,134	13,979,278	8,590,163	182,628,000
^	MMX	EXPO	IVK (P)	IVK (U)	TOTALS (oz.)
Pt	20,958	24,159	4,299	2,298	51,714 _
Pd	131,877	179,910	35,699	18,708	366,194

26

Estimated Project Cash Flow

Table 2 is a project cash flow summary based upon Payable Metals totals from Table 1. It is based upon the 3-year trailing average metal prices scenario. This scenario most closely resembles "Scenario 2" in the Report. This is considered to be an optimistic scenario for the projected 9-year production span at Raglan South.

Table 2: Estimated Project Cash Flow and NPV's Incorporating 3-Year Trailing Average Metal Prices
	Amounts of payable	3-year trailing average	Value ($CDN)
	metal recovered	metals prices projected over mine life ($US)
Ni	153,124,800 lb.	$10.001lb	_ $1,615,466,640
Cu	182,628,0001b.	$2.20/lb	$423,879,588
Co	Not calculated	n/a	0.00
Pt	51,714 oz.	$1000.001oz	$54,558,270
Pd	_ 366,194 oz.	$270.001oz	$104,310,361
Au	Not calculated	nla	0.00
Total Gross Value (excluding Co, Au; rounded)			$2,198,215,000
Offsite Processing Costs *			$411,663,000
Operating Costs** (the Report, p 86 & Press Release)			$661,400,000
Operating Profit Before Tax			$1,125,152,000
Capital Costs *** (the Report, p.83)			$465,700,000
Taxes (estimated from Table 17-3 of draft BFS)			$47,000,000
Project Cash Flow			$612,452,000
Net Present Value (8% discount rate, before tax)			$314,000,000
Net Present Value (8% discount rate, after tax)			$283,000,000

* Offsite Processing Costs include shipping (from the port), smelting and refining charges. Lacking this figure in the Report, we have used the "offsite costs" estimate from the PEA by P&E Mining Consultants X 15% to reflect the increased tonnage. This figure, however, may be quite inaccurate.

**Operating Costs are from the Expenses summary (p. 86 of the Report). This number is calculated using the total ore tonnage of the Press Release.

***Capital Costs are from the Financial Analysis Summary of the Report (p. 83).

Project Cash Flow Comparison

The $283 million NPV in Table 2 is an after-tax estimate based upon an 8% discount rate, a zero initial outlay, and equal amounts of Project Cash Flow for each year of the 9-year production run. Although the latter factor is not the actual case, this Project cash Flow can be compared to the four different scenarios presented in Table 27 (Summary of Financial Analysis Results) of the Report.

The Report's Scenario 2 most closely resembles the parameters used in this Review, and the two calculated, after tax NPV's are essentially identical.

Both this study and the Report "Scenario 2" utilize a $10.00/lb nickel price projected over the mine life. Widely ranging nickel price projections are being used in bankable feasibility studies at present. The $10.00/lb price would be a high average within this range. However the $6.001lb base case price put forth in the Report is conservative. This play with the nickel price brings into question the exclusion of the Mequillon resource from the Report mine plan and project economics.

Conclusions

Relative to the Report, this Review presents a more optimistic view of the profitability of the Raglan South Nickel Project. Within the range of potential outcomes, which are primarily dependent upon future fluctuations in nickel prices, this profitability review is considered to be reasonably accurate. Nickel represents 73% of the Project value in this Review. This proportion could range from 50% to 80% depending upon projected nickel prices used.

The sensitivity study presented in the Report demonstrates that the Project is most sensitive to the following variables: Ni price, the US$ICAD$ exchange rate, and capital expenditures.

While in disagreement with the Report's exclusion of the Mequillon resource from the mine plan, this Review recognizes that the project economics remain robust enough that, even acceding to the Report's $6.00/lb nickel base case scenario with the exclusion of Mequillon, the Project remains profitable.

Signed:

John D. Charlton, P. Geo., July 5, 2007

References

Charlton, J. D., Technical Report on the Expo-Ungava JV Property, for Ungava Minerals Corp., October 11, 2006.

Charlton, J. D., Profitability Review of the Raglan South Nickel Project, for Ungava Minerals Corp., January 26, 2007.

CRI Press Release of June 4, 2007.

Kitco Metals Historical Charts and Graphs.

P&E Mining Consultants Inc., Technical Report and Preliminary Economic Assessment, Raglan South Nickel Project, for Canadian Royalties Inc., July, 2006.

SNC-Lavalin Inc. Bankable Feasibility Study (draft) of the Raglan South Nickel Project, for Canadian Royalties Inc., June, 2007.

SNC-Lavalin Inc. Technical Report on the Raglan South Nickel Project, for Canadian Royalties Inc., June 29, 2007.

Exhibit 10.7 Profitability Review I by John D. Charlton, P.Geo. , January 26, 2007

Profitability Review of the Raglan South Nickel Project

A Supplement to

“Technical Report on the Expo Ungava JV Property”

dated October 11, 2006

Prepared for

Ungava Minerals Corp.

By: John D. Charlton, P. Geo., Charlton Mining Exploration Inc.

Dated: January 26, 2007

30

Introduction

The writer was asked to complete a profitability review of the Raglan South Nickel Project (the Project) for Ungava Minerals Corp. (Ungava). Co-owned with Canadian Royalties Inc. (CRI), the Expo-Ungava Property (the Property) presently accounts for approximately 95% of the gross value of the Raglan South Nickel Project. Current high base and precious metals prices and market analysts’ projections of a supercycle for nickel have prompted this review. This Review is intended as a supplement to the Technical Report on the Expo Ungava JV Property by this author dated October 11, 2006.

CRI currently hold a 70% interest in the Property, while Ungava, through its subsidiary Ungava Mineral Exploration Inc., holds a 30% interest in the Property. Upon the acceptance for financing of a Bankable Feasibility Study (BFS), CRI’s interest in the Property will increase to 80%. Ungava will then be required to fund its proportionate share of on-going exploration expenditures or be diluted to a royalty position. The BFS is scheduled to be completed by SNC-Lavalin Group Inc. by April 2007.

This Review is based upon the Cash Flow Analysis as detailed in Appendix IV of the Technical Report and Preliminary Economic Assessment (the PEA) completed for CRI on the Project by P&E Mining Consultants Inc. (P&E), and revised dated July 24, 2006. The reader is referred to the PEA Cash Flow Analysis for comparison to this Review. The metal quantities and values used as the departure point for the present Review are those of the Cash Flow Analysis in the PEA. For the purposes of this Review, different price projections of the produced metals are made. Based upon the Cash Flow Tables included in this Review, net present values have been calculated on a basis comparable to that used in the PEA.

Review Procedure

Total amounts of recovered metals were taken from the Cash Flow Analysis and used to project Gross Revenues over the total projected life of the mine, and based upon metals prices projections as defined below. Note that cobalt and gold were excluded from the Cash Flow Analysis in the PEA, and have been excluded in this review.

Two different approaches to the projection of future metals prices were applied to the present review. The featured approach consists of using 3-year Trailing Averages (2004 through 2006). This approach is endorsed by the U. S. Securities and Exchange Commission and is considered as an accepted practice by the Ontario Securities Commission.

The second approach is considered to be more conservative in the current high metals markets. It is based upon metals prices extracted from a random sampling of recent pre-feasibility and feasibility studies of polymetallic deposits. High and low averages of these prices were then averaged to arrive at the metals prices used in the “Averaged Examples” approach. It is included herein as Appendix 1.

Gross Revenues were calculated for each approach. Metal price projections quoted are in $US. All other dollar values quoted herein are $CDN. An exchange rate of 0.80 has been used in the conversion from metal sales to project cash flow dollar values. Off-site Costs and Operating Costs in $CDN were then deducted as per the PEA Cash Flow Analysis to arrive at an Operating Profit Before Tax. Capital Costs were then deducted as per the PEA Cash Flow Analysis to arrive at the $CDN Project Cash Flow. Net Present Values are calculated at 5% and 10% discount rates.

Estimated Project Cash Flow and NPV’s Incorporating 3-Year Trailing Average Metal Prices
	Amounts of metal recovered	3-Year Average metals prices (rounded)	3-Year Average Gross Value ($)
Ni	198,620,000 lb.	$7.70	$1,529,375,500
Cu	272,851,200 lb.	$2.00	$545,702,200
Co	499,363 lb.	n/a	0.00
Pt	80,802 oz.	$960	$77,571,600
Pd	473,263 oz.	$250	$118,316,500
Au	30,279 oz.	n/a	0.00
Total Gross Value (excluding Co, Au)			$2,270,965,800
Off-site Costs (from PEA)			- $357,967,500
Operating Costs (from PEA)			- $522,414,500
Operating Profit Before Tax			$1,390,583,800
Capital Costs (from PEA)			- $254,895,600
Project Cash Flow			$1,135,688,200
Net Present Value (5% discount rate)			$829,168,000
Net Present Value (10% discount rate)			$614,376,000

Project Cash Flow Comparison

▪

In the July PEA Cash Flow Analysis, P&E base case assumptions of future base case metal prices resulted in an estimated Project Cash Flow of $413 million.  The PEA “optimistic” case estimates the Project Cash Flow at $593 million. Using the

32

Averaged Examples of future metal prices utilized in several recent feasibility studies (Appendix 1), Project Cash Flow is estimated at $561 million.

▪

Incorporating the 3-Year Trailing Average metal prices (2004 through 2006), a Project Cash Flow of $1,136 million is calculated.

▪

Net Present Value calculations indicate the present value of future revenue discounted at 5% and 10% per annum and assume production commencing in 2009.

New Developments on the Expo Ungava Property

On January 11 2007 CRI announced a 93% increase to the Expo Deposit mineral resource. It is duly noted that nickel and copper prices utilized in the new Resource calculations have been increased to $5.50 and $1.50 respectively.

On January 25 2007 CRI announced the discovery of a deeper zone of high grade Ni-Cu-Pt-Pd mineralization beneath the Mesamax deposit proposed pit bottom. The same CRI release announces a 20% increase in Mesamax Mineral Resources. CRI adds that new resource calculations for the Mequillon and Ivakkak deposits will be reported over the next two months.

These developments will result in significant augmentations to Project Cash Flows once they are incorporated into the mining plan. Once incorporated into a revised mining plan by P&E the changes can be incorporated into revised Project Cash Flows for Ungava.

Conclusions

In the course of this review wide ranges in projected metal prices were noted in recent comparative project studies. This variability is due to several factors including the timing of each study, the method used to establish prices, or simply to differing estimates of individual engineering firms. Nickel, which constitutes about 50% of the value of the Raglan South Nickel Project, has a wider forecast price range than the other metals – an effect that can easily sway the future economics of the Raglan South Nickel Project.

In comparison to the Averaged Examples estimated Project Cash Flow, the July P&E PEA base case metals prices and resultant Project Cash Flow are cautious forecasts. It is noted that Ni and Cu prices have been increased in the recent Expo deposit resource revision by P&E.

The 3-Year Trailing Average-based projection produces double the Project Cash Flow when compared with the Averaged Examples-based projection. If indeed, as some metal markets analysts state, a nickel super-cycle has commenced and a long-term bull precious metals market is underway, then the 3-Year Trailing Average Project Cash Flow and NPV’s, as tabled above, may prove to be realistic.

Signed:

___________________________________

John D. Charlton, P. Geo.,

January 26, 2007

APPENDIX 1

Estimated Project Cash Flow and NPV’s Incorporating Averaged Examples Metal Prices
Averaged Examples forecast metals prices (rounded)	Averaged Examples Gross Value ($)
$5.70	$1,132,317,000
$1.40	$381,991,500
$15.00	0
$900	$72,722,200
$230	$108,850,900
$460	0
Total Gross Value (excluding Co, Au)	$1,695,881,600
Off-site Costs (from PEA)	- $357,967,500
Operating Costs (from PEA)	- $522,414,500
Operating Profit Before Tax	$815,499,600
Capital Costs (from PEA)	- $254,895,600
Project Cash Flow	$560,604,000
Net Present Value (5% discount rate)	$385,105,000
Net Present Value (10% discount rate)	$261,604,000

John D. Charlton, P. Geo.

January 26, 2007

34

References

Bateman Engineering Pty. Ltd., El Boleo Definitive Feasibility Study, Minera Y Metalurgica del Boleo, SA de CV, for Baja Mining Corporation, August, 2005.

Bateman Engineering Pty. Ltd., Definitive Feasibility Study for Northmet Copper-Nickel-Precious Metals Project, for Polymet Mining Corp., September, 2006.

Charlton, J. D., Technical Report on the Expo-Ungava JV Property, for Ungava Minerals Corp., October 11, 2006.

CRI News Releases of January 11, 2007 and January 25, 2007.

Golder Associates, Preliminary Economic Assessment of Lanfranchi Nickel Project, for Brilliant Mining Corporation, March, 2006.

Hatch Engineering Ltd., Detailed Feasibility Study – Minto Project, for Sherwood Mining Corporation, August, 2006.

Hatch Engineering Ltd., Feasibility Study, Kamato Copper Company, for Katanga Mining Ltd., August, 2006.

Hatch Engineering Ltd., Feasibility Study on Fenix Project, Guatemala, for Skye Resources Inc., September, 2006.

Infomine Metals Historical Charts and Graphs.

Jolk, R. W., Technical Report on Cerro de Maimon Project, for Globestar Mining Corporation, September, 2006.

Kitco Metals Historical Charts and Graphs.

Micon International Ltd., Feasibility Study of Shakespeare Deposit, for Ursa Major Minerals Inc., January, 2006.

Onley, P., Waterhouse, J., Williams, D., Hill, M., Stephenson, W., Dailey, E., Ladyman, R., Kitto, P., Technical Report on Forrestania Nickel Project for Western Areas NL, April, 2006.

Pincock, Allen, & Holt, Feasibility Study of Las Cruces Project, for Inmet Mining Corporation, May, 2005.

P&E Mining Consultants Inc., Technical Report and Preliminary Economic Assessment, Raglan South Nickel Project, for Canadian Royalties Inc., July, 2006.

SNC-Lavalin Engineers & Constructors, Feasibility Study of Ambatovy Project, for Dynatec Inc., April, 2006.

St. Barbara Consultancy, Pre-Feasibility Study of Kevitsa Project, for Scandinavian Minerals Ltd., July, 2006.

Wardrop Engineering Ltd., Preliminary Economic Assessment of Lynn Lake Nickel Mine, for Independent Nickel Corp., October, 2006.

Wardrop Engineering Ltd., Preliminary Economic Assessment of Minago Deposit, for Nuinsco Resources Ltd., November, 200

Exhibit 10.8 Technical Report by John D. Charlton, P.Geo. , October 11, 2006

Technical Report

on the

Expo Ungava JV Property

61° 33’N, 73° 30’W

NTS 35H/11, 35H/12, 35H/05
Nunavik, Québec

Prepared for:
Ungava Minerals Corp.
c/o Miller Thomson Pouliot LLP,
CIBC Tower,
1155 René Lévesque Blvd. West,
31st Floor,
Montreal, Quebec,
H3B 3S8

By:
J. D. Charlton, P. Geo.
2020 Brentwood Street
St-Lazare, Québec
J7T 2G5

Dated: October 11, 2006

36

Table of Contents

1.0 Summary

5

2.0

Introduction and Terms of Reference

9

2.1

Sources of Information

9

2.2 Reference to the PEA

9

3.0

Disclaimer

9

4.0 Reliance on Other Experts

10

5.0

Property Description and Location

10

6.0 Accessibility, Local Resources, Physiography and Climate

13

7.0

Exploration History

14

7.1

1957-1958

15

7.2

1966-1970’s

16

7.3

1994 to 2000

20

7.4 2001 -2006 Exploration of the Property by CRI

21

7.4.1

2001 Exploration

23

7.4.2

2002 Exploration

24

7.4.3

2003 Exploration

24

7.4.4

2004 Exploration

25

7.4.5

2005 Exploration

25

7.4.6

2006 Exploration and Pre-Development

26

7.5 Mesamax Deposit Exploration

26

7.5.1

2001 Field Exploration Program – Mesamax Deposit

26

7.5.2

2002 Field Exploration Program

27

7.5.3

2003 Field Exploration Program

28

7.5.4

2004 Field Exploration Program

28

7.5.5

2005 Field Exploration Program

29

7.5.6

34 Tonne Metallurgical Bulk Sample Testwork

29

7.6

Mequillon Deposit Exploration

30

7.6.1

2001 Field Exploration Program

30

7.6.2

2002 Field Exploration Program – Mequillon Deposit

30

7.6.3

2003 Field Exploration Program – Mequillon Deposit

31

7.6.4

2004 Field Exploration Program

31

7.6.5

2005 Field Exploration Program

31

7.7

Expo Deposit Exploration

32

7.7.1

2001 Field Exploration Program

32

7.7.2

2003 Field Exploration Program

32

7.7.3

2004 Field Exploration Program

33

7.7.4

2005 Field Exploration Program

33

7.8

Drilling

33

7.8.1

Introduction

33

7.8.2

Mesamax Deposit

34

7.8.3

Mequillon Deposit

35

7.8.4

Expo Deposit Drilling

36

8.0

Geological Setting

38

8.1

Regional Geology

38

8.2 South Domain Rocks

43

8.3

Structure

44

8.4 Metamorphism

44

8.5 Local Geology

44

8.5.1

Mequillon Geology

45

8.5.2

Expo Geology

49

8.5.3 Mesamax Geology

53

9.0

Deposit Types

57

10.0 Mineralization

59

10.1 Introduction

59

10.2 Disseminated Sulphides

59

10.3 Massive Sulphide Marginal Transition Zone

60

10.4 Massive Sulphide Central Zone

60

10.5 Potential Recoveries

60

11.0 Sampling Method and Approach

61

11.1 Introduction

61

11.2 Grab Samples

61

11.3 Drill Core Sampling

61

12.0 Sample Preparation, Analysis and Security

62

12.1 Quality Control / Quality Assurance

62

13.0 Data Verification

64

13.1 Introduction

64

13.2 Verification of Drill Data

64

13.2.1 Drill Hole Location Survey Data

64

13.2.2 Core Loss

65

13.2.3 Bulk Density

65

13.2.4 Assay Database Verification

66

13.3 Als Chemex Internal Quality Control

67

13.4 Precision and Accuracy of the Historical Assay Data

68

13.5 Residual Cobalt Values

68

13.6 Evaluation of the 2003/2004/2005 Assay Data

69

13.7 Conclusions

71

14.0 Adjacent Properties

71

15.0 Mineral Processing and Metallurgical Testing

72

15.1 Overview

72

15.2 Metallurgical Testwork

72

15.3 Process Mineralogy

72

15.3.1 Comparison between Expo and Mesamax Massive Sulphides

73

16.0 Mineral Resource Estimate

74

17.0 Interpretation and Conclusions

75

18.0 Recommendations

79

19.0 Important Notice

80

20.0 Disclaimer

81

21.0 References

82

21.1 MNRQ Assessment File References

84

APPENDIX I …………………………………………………………………………………. 89

38

List of Figures

Figure 1	General Location Map	11
Figure 2	Mineral Deposits, Property Location, Infrastructure	12
Figure 3	Regional Geology Map	39
Figure 4	Geotectonic Evolution of the Ungava Trough	40
Figure 5	Schematic Diagram of Ni-Cu Sulphide Mineralization	41
Figure 6	South Trend Regional Setting and Raglan Type Deposit Locations	42
Figure 7	Mequillon Deposit Geology	47
Figure 8	Mequillon Deposit Cross Section 100 E	48
Figure 9	General Expo Area Deposit Geology	51
Figure 10	Expo Deposit Geological Cross Section 10 120 E	52
Figure 11	Mesamax Deposit Geology Plan 960 Level	55
Figure 12	Mesamax Deposit Cross Section 1050 W	56

1.0 Summary

The writer was retained by Ungava Minerals Corp. (“Ungava”) to prepare a Technical Report on the Expo Ungava Project, situated in northern Nunavik, Québec. The purpose of the Report is to provide an evaluation of the exploration potential of the Property. The report is for the information of Ungava directors and will support a listing application being made to the Canadian Trading and Quotation System Inc., “CNQ”. This Report is based on information obtained from a review of relevant reports and maps available from various sources cited throughout this Report. Information concerning historical Property exploration is derived mainly from the Québec Ministry of Natural Resources (MNRQ) assessment file database, and from reports obtained from Ungava, including reports provided to Ungava by Canadian Royalties Inc. (CRI) or otherwise published by CRI.

The writer has relied exclusively on the recently completed Preliminary Economic Assessment – the PEA (“Raglan South Nickel Project, Nunavik, Quebec, Technical Report and Preliminary Economic Assessment on the Mequillon, Mesamax, Expo, and Ivakkak Deposits” prepared for CRI by P&E Mining Consultants and Roche Consulting Group, revised and dated July 24, 2006) for al estimates of mineral resources appearing in this Report. The reader is referred to the PEA for mineral resources, metallurgical, and preliminary costs and cash flow analysis of the “Raglan South Nickel Project”.

Ungava Minerals Corp. through its subsidiary Ungava Mineral Exploration Inc. holds a 30% interest in the Property. Upon the acceptance for financing of a Bankable Feasibility Study (BFS), CRI’s interest will increase to 80% in the Property. Ungava will then be required to fund its proportionate share of on-going exploration expenditures or be diluted to a royalty position.

The Expo Ungava JV Property (the Property) consists of 500 mineral claims comprising a total area of 20,569.81 hectares. The Property is situated in the most northern part of Québec, approximately 1,800 km north of Montreal and 80 km west of Kangiqsujuag. It is in a remote region and for all intents and purposes is currently accessible solely by aircraft from Xstrata’s nearby Raglan operations Donaldson airport. CRI have recently constructed a 15 km road from the airport to the Mesamax Deposit. The Raglan operations are linked by road to the Deception Bay harbour facilites.

Exploration work in the region was initiated in the 1930’s, but commenced in earnest in 1957. Many of the current mineralized areas recognized on the Property were found during 1957-58 exploration. Following an exploration hiatus enduring from 1958 to 1967, the Expo deposit was discovered by Expo Ungava Mines Ltd. After extensive follow-up drilling outlined the deposit, Amax Exploration Inc. (Amax) became manager of the Expo project in 1969. Amax carried out additional drilling and completed a preliminary feasibility study on the Expo deposit, including preliminary metallurgical testing and an open-pit mining study. The project staled at that stage in 1970. During this period, and extending well into the 1970’s, several of the other mineralized areas on the Property were explored separately. These included the Mequillon, Mesamax, Cominga, Vaillant Lake, and Kehoe Lake areas.

Ungava Minerals Corporation (Ungava) took out Permis d’Exploration Minière (PEM) 970 in 1994 to surround the Expo and Cominga deposits and to cover the area of the older known prospects and showings including Mesamax West, Mesamax NW, Mesa, Kehoe Lake, Kelo Lake, the Mequillon Lake areas, and Vaillant Lake West. As such

40

former PEM 970 covered al of the known mineralization within the current Expo Ungava Property. In 1995 an airborne magnetic and electromagnetic survey was completed over the entirety of former PEM 970 for Ungava. In 1996, a summary report on PEM 970 was completed for Ungava by Mousseau Tremblay. A. J. Naldrett of the University of Toronto examined mineralization on the Property and completed a report for Ungava in 1997.

High North Resources optioned PEM 970 from Ungava in 1997 and carried out exploration programs on Kehoe Northeast, Mequillon North, Mesamax West, Anomaly 29, Anomaly 8, and Anomaly 6 areas. They drilled six (6) holes on the Expo deposit and completed a new resource calculation for the Expo Deposit incorporating the results of this drilling.

In January 2001 Ungava signed the current option and Joint Venture agreement with CRI. In April 2001, pursuant to recently enacted changes in the Québec Mining Act, CRI redelineated the boundaries of the Property by replacing PEM 970 with the present map-staked claims. James Mungall of the University of Toronto completed a study on the PGE mineralization in 2001.

During the summer field season of 2001, CRI completed an integrated exploration program on portions of the Property targeting disseminated, net-textured, and massive sulphides positioned in the basal portions of ultramafic flows and/or intrusions. The 2001 program included geological mapping, prospecting, ground magnetometer surveys, horizontal loop electromagnetic (HLEM) surveys, surface pulse EM surveys, down-hole pulse EM surveys, geochemical surveys, stream sediment surveys, diamond drilling, and the re-logging and assaying of historical drill core.

Areas explored in 2002 included mineralized ultramafic bodies identified during previous exploration programs, areas identified by CRI during the 2001 exploration program, areas of documented sulphide occurrences within or adjacent to ultramafic bodies, and geophysical targets along the ultramafic trend with coincident surface mineralization. Diamond drilling by CRI in 2001 and 2002 at several areas intersected Ni-Cu-PGE values in disseminated, net textured and massive styles of sulphide mineralization. Diamond drilling demonstrated that two of these areas, the Mesamax and TK Zones (TK lies outside the Expo Ungava Property), contain sulphide mineralization over sufficient widths and lengths to justify the estimation of preliminary mineral resources.

In 2003, CRI completed over 20,000 metres of drilling in 170 drill holes at nine exploration areas. The most significant new discovery was that of the Expo Northeast Zone. Found late in the 2003, the Expo Northeast Zone yielded some of the widest intersections of Ni-Cu-PGE mineralization discovered to-date at the Expo deposit. In total, 65 holes were drilled at the Expo deposit.

In 2004, mineralogical, petrological, metallurgical, mineralogical studies to determine PGE distribution, environmental baseline studies, and additional evaluation of the setting, origin, and emplacement of the Ni-Cu-PGE mineralization in the Expo and Mesamax deposits were initiated. A revised resource estimate at the Mesamax deposit based on a substantial amount of additional surface diamond drilling completed in 2003 was received from Strathcona Mineral Services Limited (Strathcona). In addition, an initial resource estimate on the Mequillon deposit, based on surface drilling completed in 2003 was submitted to CRI by Strathcona. Over 25,000 metres of new diamond drilling was completed in 2004, in part tracing the continuation of the Mequillon deposit well beyond its 400 metre length, better defining the Expo deposit, and completing pre-feasibility drilling on the Mesamax deposit.

The 2005 exploration program on the Property included diamond drilling on the Mesamax deposit, together with the collection of a 34 tonne representative bulk sample of large diameter drill core from the Mesamax deposit for pilot plant metallurgical testing. A number of studies initiated in 2004 were completed in 2005, including work conducted with respect to the PEA. The PEA was completed by P&E Mining Consultants and Roche Consulting Group in May 2005, and was revised in July 2005.

The total amounts of CRI drilling up to March 2006, per Expo Ungava Property deposit contributing to the PEA are as follows:

Expo Deposit: 17,772 metres in 142 drill holes (pre-CRI total is 10,474 m in 83 holes); Mesamax Deposit: 9,300 metres in 103 drill holes;

Mequillon Deposit: 19,780 metres in 119 drill holes.

In addition 63 large diameter holes were drilled on Mesamax for metallurgical testing. Several thousand metres of additional drilling have been done by CRI on the other prospects within the confines of the Expo Ungava Property.

The PEA estimates that open pit mining on the Property might commence in 2009. The economics of any exploitation of the Property will be affected by whether CRI is able to retain the two 1% NSR royalties which it acquired at the time when it optioned up to an 80% working interest in the Property from Ungava. The vendors have both commenced litigation to recover both of the 1% NSR royalties.

The Table below is a summary of the estimated diluted potentially mineable resources contributing to the recently completed PEA. The resource total for the Expo Ungava Property alone (comprising the Expo, Mesamax, and Mequillon deposits) represents approximately 95% of the PEA total resource tonnage, with the 100% CRI-owned Ivakkak deposit representing approximately the remaining 5% of this tonnage. The small tonnage, relative high grade effect of the Ivakkak contribution to the operation results in the in situ value of an Expo-Ungava-only resource total being marginally less than the 95% might suggest. On the other hand Ivakkak is relatively distant from the central facility and, as a result, together with its small size, would be subject to higher costs. So the proportionate in situ value of the total Expo-Ungava-only resource estimate appears to be accurately reflected in the tonnage.

The central ore processing facility as well as employee accommodations would be located beside the Expo Deposit. Roads would lead from the outlying deposits to Expo. A road would connect the operation to the Xstrata Raglan mining operations, to the Donaldson airport and to the port facility at Deception Bay. The latter is operated by the Société Minière Raglan du Québec Ltée. (SMRQ).

Results from the 2006 program are not yet available. About 2/3 of the $7.8 million 2006 budget on was destined for geotechnical tasks, condemnation drilling, and infill drilling on the Expo Ungava Property, as well as for a MegaTemTM deep-penetrating airborne electromagnetic survey over undisclosed areas.

42

Estimated Diluted Potentially Mineable Resources (including the Ivakkak Deposit) (source: the PEA, 2006)

PIT	QTY.	GRADES	Strip	External
I TYPE	Ni	Cu	Co	Au	Pt	Pd	ratio	Dilution
tonnes	%	%	%	g/t	g/t	g/t	%
Expo Massive	687,000 2.35 1.82 0.11 0.09 0.80 2.85 5.86%
Net-textured	4,036,000 0.61 0.64 0.03 0.08 0.28 1.32 9.85%
Total Expo	4,723,000 0.86 0.81 0.04 0.08 0.36 1.54 9.27%
Waste	22,886,000 4.85
Mesamax	695,000
Massive	3.27 3.79 0.13 0.29 1.30 3.60 8.45%
Oxide	358,000 2.15 3.15 0.09 0.28 1.25 3.80 5.57%
Net-textured	1,053,000 0.79 1.05 0.03 0.09 0.55 3.64 8.14%
Total Mesamax	2,106,000 1.84 2.31 0.07 0.19 0.92 3.65 7.80%
Waste	5,081,000 2.41
Mequillon	2,391,000
Net-textured	0.50 0.68 0.03 0.13 0.47 1.73 9.42%
Waste	12,070,000 5.05
Ivakkak	272,000
Massive	2.55 2.89 0.10 0.25 1.13 4.55 14.16%
Net-textured	203,000 0.44 0.90 0.02 0.07 0.30 1.68 21.31%
Total Ivakkak	475,000 1.65 2.04 0.07 0.17 0.78 3.32 17.10%
Waste	8,462,000 17.83
Total Resource	9,694,000 1.02 1.16 0.05 0.12 0.53 2.13
Total Waste	48,500,000 5.00
Total Mined	58,194,000

CRI recently announced the awarding of the Bankable Engineering Study (BFS) to SNCLavalin Group Inc., as well as the awarding of the Environmental and Social Impact Assessment Study (ESIA) to Genivar Limited Partnership for the Raglan South Nickel Project. The BFS is budgeted at approximately $1 million and is scheduled to be delivered in the second quarter of 2007. The ESIA is prerequisite for the issuance of Certificates of Authorization (CA) for the construction and exploitation of a mining operation. The ESIA is budgeted at more than $1.2 million. CRI anticipates delivery of the CA by November 2007.

Considering the historic commitment that Ungava has demonstrated toward the Expo Ungava JV Property, the diligence with which CRI have pursued the exploration of the Property, and the resultant profitability projected from exploiting the mineral resources on the Property, it seems self-evident that it is in Ungava’s best interests to maintain their 20% carried interest once CRI completes the BFS It is recommended that Ungava commission a costs and cash flow analyses study particular to their proportion of the anticipated development operations.

2.0 Introduction and Terms of Reference

The writer was retained by Ungava Minerals Corp. (“Ungava”) to prepare a Technical Report on the Expo Ungava Project, situated in northern Nunavik, Québec. The purpose of the Report is to provide an evaluation of the exploration potential of the Property. The report is for the information of Ungava directors and will support a listing application being made to the Canadian Trading and Quotation System Inc., “CNQ”.

The writer is not an associate or affiliate of, nor does he have any interest, either direct or indirect, in Ungava Minerals Corporation, Ungava Mineral Exploration Inc., or any associated company, or Canadian Royalties Inc. or any associated company. The writer’s fees for this Report are not dependent on any prior or future engagement or understanding resulting from the conclusions of this Report. These fees are in accordance with standard industry fees for this type of work. The writer visited the Expo Ungava JV Property in July 2003.

2.1 Sources of Information

This Report is based on information obtained from a review of relevant reports and maps available from various sources cited throughout this Report. Information concerning historical Property exploration is derived mainly from the Québec Ministry of Natural Resources (MNRQ) assessment file database in Québec City and Montreal, Québec, and from reports obtained from Ungava, including reports provided to Ungava by Canadian Royalties Inc. (CRI) or otherwise published by CRI.

Descriptions of exploration work completed by CRI, are taken from CRI press releases available on the worldwide web, from the “Technical Report on the South Trend Group of Properties, Nunavik, Québec” prepared for CRI, by Henrik Thalenhorst and Todd Keast, dated May 29, 2003 (referred to herein as “the Strathcona Report”), and from the “Raglan South Nickel Project, Nunavik, Quebec, Technical Report and Preliminary Economic Assessment on the Mequillon, Mesamax, Expo, and Ivakkak Deposits” prepared for CRI by P&E Mining Consultants and Roche Consulting Group, revised and dated July 24, 2006 (herein referred to as the PEA ).

2.2 Reference to the PEA

Reference to the PEA is made, where appropriate, throughout this Report. The PEA assesses the economics of four (4) mineral deposits (Expo, Mesamax, Mequillon, and Ivakkak) contributing to one central ore processing facility. Three of the deposits (Expo, Mesamax, and Mequillon) are encompassed by the Expo Ungava Property and, as such, are subject to the Expo Ungava Joint Venture agreement. The Ivakkak Deposit is separate and is 100% CRI-owned.

3.0 Disclaimer

The writer has assumed that all the information and technical documents listed in the References section of this Report are accurate and complete in all material aspects. The writer has reviewed all of the information listed therein, but cannot guarantee its accuracy and completeness. The writer reserves the right, but will not be obligated, to

44

revise this Report if additional information becomes known to him subsequent to the date of this Report. An independent review of tenure and land title was not completed for this Report. Nor has the writer verified the legality of any underlying agreement(s) that may exist concerning the licences or other agreement(s) between third parties. Reference to the compliance or non-compliance with NI 43-101 standards of historical information and data referred to in this report are made, where appropriate.

4.0 Reliance on Other Experts

In preparing this Report, the writer has relied upon information concerning historical Property exploration derived mainly from the Québec Ministry of Natural Resources assessment file database in Québec City and Montreal, Québec, and from reports obtained from Ungava. Exploration work completed between 2001 and 2003 by CRI, is taken from press releases available on the worldwide web, from reports obtained from Ungava, and from the Strathcona Report. More recent exploration records have been taken entirely from the PEA. The author has relied on the documents listed in the References for the information in this Report.

The writer has relied exclusively on the PEA for al estimates of mineral resources appearing in this Report. The PEA report is used in its entirety with minor updates and contextual alterations (referring to the particular context of the Expo Ungava Property, exclusively of the Raglan South Nickel Trend Project) from subsection 7.4 to subsection 7.8 (excepting subsection 7.4.6), subsections 8.5.1 to 8.5.3, and from Section 10.0 through to and including Section 16.0 inclusive. The conclusions (Section 17.0), where indicated, are those of P&E Mining Consultants Inc, as expressed in the PEA. The recommendation made in this report is that of the writer. A draft copy of the Report has been reviewed for factual errors by Ungava.

5.0 Property Descrption and Location

The Expo Ungava JV Property (the “Property”) consists of 500 mineral claims or Map Designated Units (“MDUs”) comprising an area of 20,569.81 hectares (as in Appendix I). CRI has undertaken all exploration activities on the project since 2001.

The Property encompasses the Expo, Mesamax, and Mequillon deposits, and is situated in the most northern part of Québec approximately 1,800 km north of Montreal and 80 kilometres west of Kangqsujuaq, a small village located on the shore of Wakeham Bay, which opens onto Hudson Strait (Figures 1 and 2). The centre of the property is at latitude 61o33’N, longitude 73o30’W. The Property is situated on claim maps 35 H/11 (Lac Rinfret), 35 H/12 (Lac Fleury) and 35 H/05 (Cratère du Nouveau-Québec).

Ungava Minerals Corp. through its subsidiary Ungava Mineral Exploration Inc. (collectively “Ungava”) holds a 30% interest in the Property. Upon the acceptance for financing of a Bankable Feasibility Study prepared at CRI’s expense, CRI’s interest will increase to 80% in the Property. Ungava will then be required to fund its proportionate share of ongoing exploration expenditures or be diluted to a royalty position.

At the time of this Report, the various expiry dates of the individual MDUs comprising the Expo Ungava Property are between April 9, 2007 and September 18, 2007. Individual

46

Canadian Royalties' South Trend Property Interests
HUDSON STRAIT
SALLUIT
DECEPTION BAY
HUDSON STRAIT
FALCONBRIDGE LTD.
RAGLAN MINE
KING GEORGE BAY
KANGIQSUJUAQ (WAKEHAM BAY)
FALCONBRIDGE / OASIS / MELKIOR
DELTA DEPOSIT
East Lake Deposits
Zone 2-3 Deposits
Katiniq Deposits
Zone 5-8 Deposits
Zone 13-14 Deposits
Boundary Deposits
Donaldson Deposits
Cross Lake Deposits
GIRAFFE
MESAMAX DEPOSIT
TOOTOO
TK DEPOSIT
EXPO-UNGAVA DEPOSIT
TK DEPOSIT
MESAMAX DEPOSIT
BOMBARDIER GRID
KELO LAKE AREA
KEHOE LAKE AREA
TK AREA
100% CZZ
MESAMAX NORTH GRID
ANOMALY 19 AND 23 GRIDS
HILLTOP AREA
MEQUILLON LAKE NORTH AREA (includes North and NE Grids)
MEQUILLON LAKE WEST AREA
EXPO-UNGAVA J.V. / OPTION
EXPO DEPOSIT
RAINBOW GRID
VAILLANT LAKE WEST AREA
SNOWOWL AREA
COMINCA AREA
MESAMAX AREA (includes Main and NW Grids)
ANOMALY 29 GRID
ANNIE GRID
MEQUILLON EAST GRID
TOOTOO AREA
CZZ / BOULDER MINING

CLIENT : UNGAVA MINERALS CORPORATION	MADE : C. DEROSIER P. Geo.	SEPT., 2003
PROJET / PROJECT : EXPO-UNGAVA PROJECT	APPRO. : J.D. CHARLTON, P. Geo.	
MINERAL DEPOSITS, PROPERTY LOCATIONS, INFRASTRUCTURE (Source: The Strathcona report, 2003).	ÉCHELLE / SCALE : As Shown	FIG. No: 2

MDUs may be renewed for two years in consideration of a renewal fee of $84, payable to the Ministère des Ressources Natureles du Québec (MNRQ). Exploration work expenditures of $120 per MDU are required every two years.

Located 15 to 20 kilometers to the north of the Property is the Raglan Trend, where a number of Ni-Cu-PGE deposits have been discovered and form the basis for the Raglan mining operation (Falconbridge – now Strata) that currently hosts proven and probable reserves of 14.85 million tones grading 2.8% nickel and 0.77% copper, plus measured and indicated resources of 3.391 million tones grading 2.42% nickel and 0.8% copper (Falconbridge 2005 AIF, page 55).

The Property is positioned just north of the Park des Pingualuit (Cratère du Nouveau-Québec). The Property does not interfere with the park, nor does it cross the park boundary.

The Expo deposit is near the centre of the Property and is located approximately 15 kilometres south of the Katinniq complex of Xstrata Nickel’s Raglan Mine (Figure 2). The Mesamax deposit is located 12 kilometres to the ENE of Expo deposit, and the Mequillon deposit is 15 kilometres WSW of Expo deposit.

6.0 Accessibility, Local Resources, Physiography and Climate

The Expo Ungava Property (the “Property”) is situated in a remote region and, for al intents and purposes, is currently accessible solely by aircraft. Regularly scheduled airline service with First Air is maintained to and from Montreal via Kuujuaq to several of the closest Nunavik communities within helicopter range of the Property. These communities include Saluit, Kangersuk, and Kangigsujuaq (Wakeham Bay). Air Inuit provides regular air service to communities such as Kangersuk and Saluit. Kangigsujuaq is the closest Nunavik community, situated 80 km east of the Property.

The Donaldson Airport, owned and operated by Falconbridge Ltd., is located 15 km north of the Property. It is operated year-round and permission may be obtained from Falconbridge for charter flights wishing to utilize this nearby facility. Falconbridge maintains an al-season gravel road between the Donaldson Airport, the Katinniq Mine, and the deep sea port of Deception Bay to the north. Falconbridge’s Raglan mining operations (several open pits, one underground mine and a concentrator) are centered about 20 km northwest of the Property. These Ni/Cu ore bodies stretch across a 30 km strike length along the North Trend. This is a year-round operation employing 470 people on a rotational basis.

CRI maintains permanent camps at the Expo, Mequillon, and Mesamax deposits. The latter, Berbegamo camp, is accessible by road from the Donaldson airport. The former two are accessible by helicopter.

Heavy equipment, fuel, and freight can be shipped to the coastal towns and to the Deception Bay port by sea during the eight month long shipping season.

The Property and surrounding area are situated on a rolling plateau with elevations between 480 m and 640 m above mean sea level. Moderate east-west to WSW-ENE trending ridges and intervening broad valleys characterize the Property. Drainage is

48

toward the south via the Povungnituk River in the eastern portion of the Property. Several smaller basins drain toward the WSW across the central and western parts of the Property. About one-third of the western portion of the Property is covered by several sizeable lakes – Lakes Mequillon, Fleury, Vailant, and others.

The ridges are primarily barren, broken bedrock. Many large areas of frost-heaved rounded to angular boulders, with and without felsenmeer, characterize the Property. Regional permafrost depths of up to 540 m are known. The sparse vegetation along the lower slopes and valleys consists of tufts of tough tundra grasses, Arctic cotton, and the hardier Arctic wildflowers. Low flat areas are usually waterlogged grassy, mossy areas with rare dwarf willows. Mud-boils occur in many of these low-lying areas. Various species of lichen cover large portions of rock surfaces.

Small groups of grazing caribou are commonly seen during summer. Year-round dwellers commonly seen in this area include Arctic wolves and foxes and ground-dwelling marmots. Polar bears occasionally wander this far inland in this region.

The region suffers from a harsh tundra climate. Permafrost depths reach up to 400 m, with average rock temperatures at -6°C. The summer season commonly lasts six to eight weeks from late June to mid-August during which temperatures range from 0°C to 20°C. Winter temperatures range from 0°C to -50°C. Sheltered slopes often remain snow-covered year-round. The area is subject to strong to extreme wind conditions, which may occur at any time of year. Relative proximity to the Hudson Strait coast sometimes results in periods of dense fog.

7.0 Exploration History

This discussion of the exploration history is based primarily upon a review of al the statutory work files, reports, and geoscientific data available at the Québec Ministry of Natural Resources offices in Montreal and Québec City. Post-1997 exploration history is based on geological reports made available to the writer by Ungava, on MNRQ assessment files, on exploration results made available on the worldwide web by CRI, on reports made available to Ungava by CRI during the period 2000 to 2002, and on the Strathcona Report of May 29, 2003, and from the “Raglan South Nickel Project, Nunavik, Quebec, Technical Report and Preliminary Economic Assessment on the Mequillon, Mesamax, Expo, and Ivakkak Deposits” prepared for CRI by P&E Mining Consultants and Roche Consulting Group, revised and dated July 24, 2006 (the “PEA”)..

The writer has not attempted to verify and does not assume responsibility for the accuracy or completeness of any of the reports cited in the subsequent discussion of exploration history for the following reasons:

1)

The majority of the reports were prepared well before National Instrument 43-101 defined the concept of a ‘Qualified Person’ and laid out guidelines for technical reports;

2)

Some of the older reports are incomplete or partly illegible;

3)

The age of many of the reports renders verification impractical, if not impossible.

Deposits of Ni/Cu sulphides in ultramafic sills in Proterozoic synclinal rocks were first discovered in 1931 and 1932 by the Cyril Knight Prospecting Company. Murray Watts, a member of the 1931-32 expedition, returned to the Ungava region in 1955-56 and initiated extensive exploration of the Ungava Belt during 1957-58. This work resulted in the discovery of the Asbestos Hil asbestos deposits, as well as confirming the existence of several Ni/Cu sulphide occurrences. The past-producing Asbestos Hill Mine was located 35 km NNW of the Property.

This initial episode (1957-58) of exploration activity was followed by a period of no activity until 1966. 1967-71 was a period of intense activity on the Property and surrounding region. Along the Delta Horizon (South Trend) this intensity of exploration gradually dwindled to nothing over the 1970’s and into the early 1980’s. However, exploration activity continued along the Raglan Horizon (North Trend), culminating in the start of commercial production at Falconbridge’s Raglan operations in April 1998.

Exploration on the Expo Ungava JV Property recommenced in 1995 and, with continued success, has accelerated during the period 2001 to the present day.

7.1

1957-1958

The first assessment work recorded on the Property dates from 1957. At that time several separate claim groups within what later became PEM 970 were held by two (2) principal companies. La Compagnie Minière d’Ungava Limitée (Cominga) was active in the western area, while New Québec Mining and Exploration Co. Ltd. held properties in the central and east. Also active in the area at that time was the N. A. Timmins Group. They found a sulphide showing which became known as the Cominga Showing. It was not drilled at that time and was allowed to lapse (GM 27653).

Cominga identified numerous sulphide showings north of Mequillon Lake and just west of Vailant Lake during prospecting and geological mapping and sampling in 1957 (GM’s 9965, 9969, 9770) as documented by P. G. Morris. They staked five (5) claim groups to cover them – Povungnituk Group, Perkins Lake Group, Kelo Lake Group, Mequillon Group, and Timmins Group (now called Vailant Lake West). The latter three (3) groups were located on the western portion of the present Property.

They completed geophysical and geochemical surveys over two (2) of these mineralized areas in 1958. These activities resulted in the completion of twellve (12) EXT diamond drill holes, totaling 5,736 feet (1,750 m) – eight (8) of which were drilled in the Mequillon Lake North area, one (1) to the west of this area, and three (3) on the Vailant Lake West area. The best intersection from this drilling was in hole 58-3, located 500 m north of Mequillon Lake. It intersected 0.89% Ni and 0.80% Cu over a core length of 97 feet (29.6 m) on a mineralized zone at least 1.5 km in strike length. In the Vailant Lake West area hole no. 8 intersected 80.0 feet (24.4 m) of 0.33% Cu and 0.28% Ni.

Morris (GM 9970A) refers to the small, but ubiquitous, amounts of syngenetic sulphides present in the sediments. The subsequent summary report by Armstrong (GM 9970-C) points out the extent and importance of certain conductors related to the sediment/volcanic contacts, as related to the favourable ore horizons at Raglan. He reinforces recommendations for further drilling.

These five properties were offered to Falconbridge in 1961, but no action was taken.

New Québec Mining and Exploration completed a program of ground geophysics and surface sampling in 1957 on the eastern portion of the Property (GM 10435) as

50

documented by A. C. Lee. This work demonstrated that the Expo (later known as Expo-Ung ava area and the Expo-Ungava Deposit) and Mesamax areas offered good potential. However, no follow-up work was completed. Ground EM follow-up was deemed not useful here and no maps are provided. Lee suggested that magnetic surveys could be more useful. Values of up to 0.8% Ni and 4.0% Cu were obtained from grab samples taken in the vicinity of the ‘Davidson Veins’ – later known as the Expo Prospect.

7.2 1966-1970’s

During the interval 1959 to 1966 there is no record of work having been carried out in the area of the Property. Major exploration programs along the Raglan Horizon (North Trend) during the 1960’s by New Québec Raglan Mines Ltd. (later controlled by Falconbridge Ltd.) resulted in the discovery of the Cross Lake, Katinniq, and Donaldson Ni/Cu deposits.

The five (5) claim groups mentioned above, Povungnituk Group, Perkins Lake Group, Kelo Lake Group, Mequillon Group, and Timmins Group (Vailant Lake West), lapsed and New Québec Raglan (later Raglan Québec Mines Ltd.) then staked the same five (5) claim groups in 1968. Litigation based on an ownership dispute with Superior Oil slowed the natural advancement of these properties (GM 33534).

Expo Ungava Mines Ltd. staked 260 claims in 1966 over the prospective undrilled areas that were identified by New Québec Mining and Exploration. This claim group included the Cominga Showing and the Expo Prospect area (later the area of the Expo Deposit), both in the central portion of the present Property. During the summer of 1967, as follow-up to a magnetometer survey, the company drilled eight (8) holes totaling 2,397 feet (730 m) on the Expo Prospect (GM 21848). Hole 67-4 intersected 117.5 feet (36 m) of 1.15% Ni and 1.18% Cu. This program clearly indicated the excellent potential of the Expo Ungava Deposit area (the Expo Deposit as it is referred to in this report).

Expo Ungava Mines Ltd. sent crushed reject samples from the 1967 drill core to Falconbridge Nickel Mines Ltd. (who sent the sample to their Lakefield Research laboratory) to determine how effectively the copper and nickel could be concentrated. This limited testing demonstrated a potential problem in producing high enough concentrate grades and they recommended more detailed investigation of the grinding requirements and of the optimum flotation conditions (GM 24176). PGE’s appear to have been ignored in this test.

Exploration on the Expo Prospect continued in 1968 with magnetic surveys over three (3) grids covering the southern margin of the ‘sil’ hosting the deposit, followed by the drilling of an additional thirty-five (35) holes totaling 10,766 feet (3281 m). This program outlined the Expo Deposit over a 600 m strike length and to a depth of less than 100 m within an east-west striking serpentinite body enclosed by sedimentary rocks. A parallel serpentinite trough south of the drilled area was inadequately tested in 1968 (F. J. Sugden, GM 25777).

In 1969, Amax Exploration Inc. assumed management of the Expo Project. All of the drill holes on the Expo Deposit were surveyed in to an astronomic co-ordinate grid. Subsequent drilling was measured with respect to this grid.

Also in 1969, a ground magnetic survey was completed over the drilled area and its extension to the west and southwest. This was key to precisely locating the contacts between the serpentinite and/or sediments and gabbro. An induced polarization survey was attempted but failed. Additionally, two airborne surveys (magnetic and radiometric) were carried out over the southern part of the Property, south of the deposit, to fulfill assessment work requirements. Geological mapping at a reconnaissance scale was extended across the Property. Detailed geological mapping (1’=200’) was completed over the drilled area and its extensions east and west.

Amax completed another 32 diamond drill holes in 18,076 feet (5,425 m) in 1969. Most holes were drilled to extend the Expo Deposit to the east and west. Four holes were drilled on the ‘southern trough structure’ (GM 25777).

A preliminary feasibility study, completed after the 1969 drilling campaign, indicated 19 million short tons grading 0.47% Ni and 0.51% Cu. This included a higher grade zone of 4.2 million short tons grading 0.75% Ni and 0.85% Cu. In addition, Nicolet at École Polytechnique in Montreal completed a geostatistical study on the Expo Deposit with an updated ‘reserve estimate’ based upon a triangular estimation method. This study indicated 16.3 million short tons averaging 0.41% Ni and 0.47% Cu (GM 26103 – Expo Ungava Mines Ltd.). This estimate was based upon a 0.20% Ni cut-off. These estimates have not been verified or duplicated by the writer. They are considered to be reliable historical estimates, which are not in accordance with categories set out in NI 43-101, sections 1.3 and 1.4. The engineering study demonstrated a stripping ratio of three tons of waste to 1 ton of ‘ore’ for the 19 million ton estimate.

Amax completed metallurgical testing of representative samples of drill core in 1969. Tests were made on the Expo Deposit massive sulphide ‘ore’ and on disseminated ‘ores’ both from the Expo Deposit and from the Ron Roy Prospect (Mesamax). The Ron Roy Prospect is located within the eastern end of the current Property and were later known as Mesamax and Mesa. Testing was carried out at the Climax Molybdenum Company plant in Golden, Colorado (GM 26213, 26102).

A summary of the metallurgical characteristics noted that the disseminated samples were of a refractory nature because of a low sulphide copper-nickel content and fine-textured sulphide association with gangue. The massive sulphide sample did not exhibit these characteristics and was much more amenable to conventional flotation treatment. A more thorough description of the metallurgical testing is found in Section 14.0 (Metallurgical Testing) of this report.

It was noted that both the disseminated and massive samples contained from 10 to 20% of the total nickel content in non-sulphide (i.e. silicate and non-recuperable) form. One single analysis by Johnson-Matthey Chemicals Ltd. of a flotation concentrate from a disseminated test batch returned 8.10%Ni, 7.0% Cu, as well as 0.13 oz/t Pt and 0.75 oz/t Pd – (GM 26102).

No analyses for cobalt appear to have been made. Additional PGE and gold assays on one sample made by Amax from a concentrate of massive sulphides in DDH 69-31 were done at McMaster University, Lakefield Research, and EMR (Canada). This concentrate assayed 6.13% Ni and 5.81% Cu. Precious metals assays from it ranged from 0.066 oz/t Pt to 0.30 oz/t Pt; 0.269 oz/t Pd to 0.75 oz/t Pd; and up to 0.016 oz/t Au from the three different laboratories. This test also showed approximately 15% of total nickel to be in silicate form. All metallurgical testwork was completed by mid-1970.

52

Expo Ungava Mines Ltd. completed four (4) additional holes on the periphery of the Expo Deposit in 1970 (DDH’s 70-1 to 70-4). This amounted to 3177 feet (967 m). Significant core lengths of sparsely disseminated sulphides were intersected, as well as a couple of narrow massive intersections.

The Cominga Showing had been allowed to lapse after 1958 and was restaked by Expo Ungava Mines in 1967. The Cominga area is 3 to 4 km WSW of the Expo Deposit. Subsequent to the ground magnetometer survey of 1968, two vertical holes (70-5 and 70-6) were drilled on Cominga in 1970 to test surficial Cu/Ni sulphide mineralization. These holes intersected encouraging Cu/Ni values at shallow depths, just above the base of a pyroxenite sill (GM 27653). The best intersection, in DDH 70-5, assayed 1.69% Cu and 1.67% Ni over 8 feet (2.4 m).

Drilling resumed on the Cominga area in 1971. At the same time, a ground magnetic survey, a geochemical soil sampling survey, and geological mapping were completed over this area. Drilling demonstrated that sulphide mineralization is concentrated along the lower contact of a pyroxenite sill overlying a mafic tuff unit.

Thirteen (13) holes totaling 6500 feet (1977m) were drilled at Cominga by Expo Ungava in 1971. Best intersections included (GM 27653):

2.35% Cu, 0.98% Ni over 13.4 feet (4.1 m) in 71-3; 1.58% Cu, 1.55% Ni over 9.2 feet (2.8 m) in 71-4; 1.60% Cu, 1.51% Ni over 7 feet (2.1 m) in 71-9; 1.85% Cu, 0.54% Ni over 8.7 feet (2.6 m) in 71-10.

These were recognized as significant intersections in nearly massive sulphides, but an economic tonnage was not apparent. This drilling suggested that a large area of potential economic interest lies to the east, northwest and south of the drilled area. In his summary report on Cominga in 1972, F. J. Sugden specifically recommends further drilling on Cominga mineralization (GM 28039).

In 1969 Ron Roy Uranium Mines Ltd. held 59 claims, known as the Mesa Group, to the east of the Expo Deposit (GM 26075). Amax Exploration Inc. completed geological mapping, geochemical soil sampling, ground magnetometer and induced polarization surveys on the Mesa Group for Ron Roy in 1969. This work resulted in discovery of the Mesa Showing at Mesa Ridge, 13 km east of the Expo Deposit, and of the Mesamax Showings, 10 km east of Expo. Two holes totaling 475 feet (145 m) were drilled from the same collar location on the Mesa Showing. They intersected only weakly disseminated pyrrhotite/chalcopyrite mineralization. Further drilling was proposed, particularly along a strong mag / IP/ geochem anomaly at Mesamax.

Additional drilling was carried out in 1970 by Ron Roy on the Mesa and Mesamax areas (GM 27761). Three (3) holes totaling 429 feet (131 m) were drilled at Mesa with discouraging results. Seven (7) additional holes totaling 1555 feet (473 m) were drilled in 1970, al just to the northeast of Mesa Ridge (the ‘Mesa Northeast Area’). Disseminated sulphides near the base of a pyroxenite sill were intersected, as well as a second deeper sill which remains largely untested. Nine (9) additional holes totaling 3373 feet (1027 m) were drilled about 1 km west (’Western Section’) of the Mesa in 1970. (This Mesamax West area is now referred to as Mesamax Main.) Here disseminated to semi-massive sulphides were intersected but with good copper/nickel values in only hole 70-11.

Between the Mesa area and the Mesamax West area, 2000 m to the west, the ultramafic sil was not drill tested.

Also in 1970, seven (7) vertical holes totaling 1143 feet (348 m) (M-70-20 to M—70-26) were drilled in the Mesamax NW area, about 2,000 m to the WNW of Mesamax West, by Ron Roy. The best intersection was in M-70-20 which intersected 80 feet (24.4 m) containing 0.96% Ni and 0.88% Cu. This provided an indication of the tonnage/grade potential of the Mesamax NW area.

Ron Roy Uranium Mines Ltd. also held a large claim block (102 claims) about 10 km WSW of the Expo Deposit. This was known as the Kehoe Property or the Kehoe Lake area. Ron Roy commissioned an airborne radiometric survey over this Property in 1969. Amax supervised the survey and Lockwood Survey Corp. carried it out (GM 24743).

In 1969, seven (7) holes totaling 2050 feet (624 m) were drilled in the Kehoe Lake area, east of Mequillon Lake by Ron Roy (GM 26212). Amax Exploration Inc. was in charge of this work. Three of these holes (K-69-1, 2, 3) were drilled along an NE striking ultramafic sil just east of the lake, intersecting a poorly mineralized pyroxenitic gabbro. The remaining holes were drilled just southeast of Mequillon Lake. K-69-5 and 6 intersected good widths of disseminated to semi-massive pyrrhotite and chalcopyrite, the best intersection of 146 feet (44.4 m), in K-69-5, contained 0.45% Ni and 0.50% Cu.

Ron Roy continued to file assessment work in the form of geophysical reports until 1978. No additional drilling is recorded on the Expo Ungava Property, between 1971 and 1997.

Raglan Québec Mines Ltd. flew their five claim blocks (Povungnituk Group, Perkins Lake Group, Kelo Lake Group, Mequillon Group, and Timmins Group (Vailant Lake West) with electromagnetic and magnetic surveys in 1970. They continued geological mapping of these properties until 1977. A. M. Clarke in 1974 recommended drilling on the Povungnituk, Perkins Lake, and Mequillon Groups, which displayed very good Ni/Cu values in closely-spaced surface sampling, but no further drilling was done after the very encouraging Mequillon North drilling of 1958 (GM 29839).

Other geologists who worked on these five blocks had differing opinions. S. Sapper (1974) placed high priority on Mequillon and very low priority on the Povungnituk and Kelo Lake blocks. C. Coats (1974) recommended dropping the Kelo Lake, Timmins Lake (Vailant Lake West), and Perkins Lake properties and concentrating on the Mequillon and Povungnituk blocks (GM 33534). A. J. Ouelet of Falconbridge, in his 1977 summary report, gave the following assessment : ‘three of the five claim groups appear to have potential for Expo Deposit type sulphide deposits – Mequillon, Povungnituk, and Kelo Lake groups’, while he recommended abandoning the other two (GM 33534).

Dip needle and geochemical surveys were carried out on the Kehoe Lake and Mesamax areas in 1981 by Exroy Resources Ltd. ‘Exroy’ (GM 37640). VLF surveys were completed over the same areas in 1983. This work was apparently only for assessment credits.

Exroy successor corporation to Expo Ungava Mines Ltd. and Ron Roy Uranium Mines Ltd., held on to all the claims that it could through the 1980’s and early 1990’s through prudent application of assessment credits. These included claim blocks on the Expo

54

Deposit and nearby Cominga area, on the Mesamax area, on the Kehoe Lake area, and on the Mequillon, Vailant Lake West, and Kelo Lake areas in the southwest.

The region was mapped by the Geological Survey of Canada at 1:50,000 in the period 1985-87.

In 1987 Delaware Resources Corp. commissioned extensive airborne Geotem electromagnetic and magnetic surveys over former PEM 731. These surveys overlapped onto the southern part of the present Property.

7.3 1994 to 2000

In 1989, Exroy allowed the Expo Deposit claims to lapse by mistake. A special ruling by the Québec government restored them to Exroy. However, this ruling was contested vigorously and went to the Supreme Court of Canada. The court granted Exroy title to the claims in 1994.

In September of 1994, Exroy Resources Ltd. became Birim Goldfields Inc., a company focused upon gold assets in West Africa. The claims remaining, including Expo and Cominga were sold. Subsequently they were acquired by Ungava Minerals Corp. Ungava took out PEM 970 on November 22, 1994 to surround these two important deposits and to cover the area of the older known deposits and showings including Mesamax West, Mesamax NW, Mesa, Kehoe Lake, Kelo Lake, the Mequillon Lake areas, and Vailant Lake West. As such former PEM 970 covered most of the current Property. Ungava also took out four (4) additional exploration permits in the region at that time.

In 1995, Sial Geosciences Inc. completed an airborne magnetic and electromagnetic survey over the entirety of former PEM 970 for Ungava Minerals Corp. This was a detailed helicopter-borne survey with an average 117.5 m line-spacing (Sial, 1995). A large number of bedrock conductors were identified, many of which corresponded to known mineralization and many of which were in unexplored territory. A series of medium to strong, east-west striking bedrock conductors near the northern Property boundary, corresponding to the area of the subsequent TK discovery, were recognized as new prospective features.

In 1996, a summary report on former PEM 970 and the enclosed claims was completed for Ungava Mineral Exploration Inc. (subsidiary of Ungava) by Mousseau Tremblay. He predicted the discovery of large, rich, Raglan-style deposits. He recommended a comprehensive exploration program including ground verification of airborne anomalies from the Sial survey, as interpreted by Sial and reinterpreted by Dr. George Podolsky (consulting geophysicist), ground geophysical surveys and drilling.

At the request of Ungava, ultramafic-hosted Ni-sulphide/PGE deposits specialist, A. J. Naldrett, professor at the University of Toronto, examined some of the mineralized areas during a visit to the Property in the summer of 1997. He made several specific recommendations for further work, including specifying drilling locations for four holes on the Expo Deposit. He recommended further groundwork and drilling at Mesamax West, Cominga, Mequillon North, possibly at Vailant Lake West, but not at Kehoe Lake. He also recommended ground follow-up and some drill testing of selected 1995 Sial survey airborne anomalies.

An exploration program was undertaken in 1997 by High North Resources Inc. as optionee of former PEM 970 (GM 55444). Exploration covered Permit 970 and neighbouring permits 1098, 1137 and 1152. It included geological mapping and geophysical surveying (mag and HLEM) of eighteen (18) gridded target areas, which were selected on the basis of geological and airborne survey (1995 Sial AEM survey) criteria. As a result of this work, further work was recommended on Kehoe Northeast, Mequillon North, Mesamax West, Anomaly 29, Anomaly 8, and Anomaly 6.

On the Mesamax NW grid magnetic and HLEM surveys were completed on 100-metre spaced lines. The Mesamax NW massive sulphide occurrence was defined by the 1997 HLEM survey, as a short and wide near-surface, very conductive zone, dipping to the north and having a limited depth extent.

The 1997 exploration program represented the first drilling campaign on the Property in over 25 years. This drilling was carried out on the eastern portion of the Expo Deposit. A six (6) hole 1,000 m drill program was completed. Drilling was planned to test the eastward continuity of the Expo Deposit and to explore for a higher grade core within the deposit. Four (4) holes, EX-97-1, 2, 3 and 4 intersected significant intervals of sulphide mineralization. EX-97-5 and 6, drilled farther to the east of the previously defined deposit limit failed to intersect sulphide mineralization of significance.

The mineralized intervals were originally assayed for Ni, Cu, and Co, but not for PGE’s. Al of the sample pulps of the 1997 mineralized assay intervals were stored at Cygnus Consul ting’s office in Montreal together with an extensive collection of grab samples and core samples collected on the Property by Cygnus. These latter samples were collected from the Expo Deposit, as well as Cominga, Vailant Lake, Mequillon North, and Mesamax mineralized historic drill core, and later formed the basis for subsequent research into PGE mineralization on the Property by Dr. James Mungall at the University of Toronto.

A new resource calculation for the Expo Deposit, incorporating the results of this drilling, was made for High North/Ungava in 1997 (Wares, 1997). This calculation identified a “drill indicated resource” of 8,986,000 short tons grading 0.61% Ni and 0.78% Cu, plus an ‘inferred resource’ of 7,661,000 short tons of similar grade (Ungava press release, Sept. 25, 1997). The 1997 Wares Report from which this is taken describes this as a ‘maximum’ estimate. This resource calculation was not made in agreement with CIM Standards on Mineral Resources and Reserves Definitions and Guidelines because it relied very heavily upon historical drilling results. It is considered an historical estimate. There is a large discrepancy in total contained metals between this calculation and those of Amax in 1969-70. Based upon the 1997 holes only, a cobalt grade of 0.03% was projected for the Expo Deposit.

Recommendations arising from the 1997 program included: a) specific recommendations for further drilling of the Expo Deposit; b) to drop outside permits 1136 and 1137; c) further work including DEEP-EM geophysics and drilling on the Kehoe NE grid, the Mequillon North Grid, Mesamax West, Anomaly 29, Anomaly 8 and Anomaly 6.

7.4 2001-2006 Exploration of the Property by CRI

The next meaningful event to transpire was the option and joint venture agreement reached between Ungava and CRI signed January 12, 2001. Essential terms of the

56

agreement are that CRI may earn up to a 70% interest in the Property, comprised entirely of PEM 970 and surrounded claims, by incurring exploration expenditures of $1,750,000 on the Property. CRI’s interest can increase to a maximum of 80% by producing a bankable feasibility study relating to the commencement of mining operations on the Property which is accepted by a banker agreeing to provide 100% financing of the capital cost CRI would be operator of the mine.

On April 10, 2001, pursuant to recently enacted changes in the Québec Mining Act, CRI redelineated the boundaries of the Property by replacing PEM 970 with Map Designated Units (MDU’s). A result of this Property transformation was that a long wedge of MDU fractions, formerly part of PEM 970, became incorporated into CRI’s Phoenix Property, to the north of the present Expo Ungava Property. This wedge area covers the TK Deposit and the 1,800 m long airborne anomaly wherein the TK Deposit occurs.

In 2001, the sample pulps from the 1997 Expo Deposit mineralized drill intersections were assayed for Pt, Pd, Cu, Ni by CRI. Results from this indicated that the 40 to 65 m thick Ni/Cu mineralized intervals contained between 1.2 and 1.9 g/t combined Pt and Pd. Higher Pt/Pd grades were present within these zones, including a 6.0 m interval of EX 97-01 which assayed 4.3 g/t combined PGE (Plante and Keast, 2002). Thirteen (13) old Expo Deposit drill holes were sampled and assayed for PGM’s plus Ni and Cu in 2001. Over the Ni/Cu mineralized intervals, PGM contents ranged from 1.0 to 2.5 g/t, with higher contained PGM’s within these intervals.

An updated technical report, dated June 21, 2001, restating the results of the 1997 exploration program on the Expo Ungava Property (former PEM 970) was prepared by Cygnus Consulting Inc. at the request of CRI. The report recommends a $1.15 million program of geological mapping, sampling and ground geophysical surveys in the area of the “Phoenix showing” and in areas of high priority airborne electromagnetic targets, to be followed up by diamond drilling.

James Mungall examined 135 samples of mineralized rock collected from the Expo, Mesamax, Cominga, Mequillon, Square Lake, Vailant Lake, and Kehoe areas, which had been provided to Dr. Mungall and the University of Toronto under contract with Ungava in February 1999. Dr. Mungall’s Report, dated June 27, 2001, describes widespread and important PGE mineralization present in these samples. Specific results of his research, revealing the presence of significant Pt, Pd, and Au in four Ni-Cu occurrences (Cominga, Vailant Lake, Mequillon North, and Mesamax), as well as in the Expo Deposit, were announced in the August 13, 2001 CRI release.

Over five consecutive seasons, commencing with the first program in the summer of 2001, CRI completed exploration programs on the Property, including significant exploration programs at the Expo, Mesamax and Mequillon deposits.

The following NI 43-101 Technical Reports contain details of the annual exploration programs carried out by CRI on the Property. The reader is also referred to the annual reports; annual information forms (AIF), and selected press releases filed on SEDAR by CRI for the years 200 1-2005 for additional financial and technical information.

Technical Report on the South Trend Group of Properties for Canadian Royalties Inc. Nunavik, QC NTS 35 G/08, 35 G/09, 35 H/05, 35 H/06, 35 H/07, 35 H/10, 35 H/11,

35 H/12, dated May 29, 2003, prepared by Henrik Thalenhorst, P.Geo., and Todd Keast, P.Geo. (the “South Trend Report”);

Technical Report on the Initial Mineral Resource Estimate, Mequillon Nickel-Copper Deposit, Nunavik Québec for Canadian Royalties Inc., dated October 18, 2004, prepared by Henrik Thalenhorst, P.Geo. (the “Mequillon Report”);

Technical Report on the Updated Mineral Resource Estimate, Mequillon Nickel-Copper Deposit, Nunavik, Québec for Canadian Royalties Inc., dated May 30, 2005, prepared by Todd Keast, P. Geo., and Henrik Thalenhorst, P.Geo. (the “Updated Mequillon Report”);

Technical Report on the Mineral Resources Estimate Expo Nickel-Copper Deposit, Nunavik, Québec for Canadian Royalties Inc., dated August 8, 2005, prepared by Todd Keast, P.Geo., and Henrik Thalenhorst, P.Geo., (the “Expo Report”);

Raglan South Nickel Project, Nunavik, Quebec, Technical Report and Preliminary Economic Assessment on the Mequillon, Mesamax, Expo, and Ivakkak Deposits, for Canadian Royalties Inc., by P&E Mining Consultants Inc. and Roche Consulting Group, dated and revised July 24, 2006 (the “PEA”).

The following Section 7 sub-sections briefly summarize the annual exploration programs conducted on the Expo Ungava Property (referred to by CRI as the Raglan South Nickel Project), followed by more detailed resumes of exploration conducted by CRI on the Mesamax, Mequillon and Expo deposits since the start of CRI’s exploration on the project in 2001. With the exception of 7.4.6 these summaries are taken from the PEA.

7.4.1 2001 Exploration

During July, August and September of 2001, CRI completed an integrated exploration program on portions of the Property targeting disseminated, net-textured, and massive sulphides positioned in the basal portions of ultramafic flows and/or intrusions. The 2001 program included geological mapping, prospecting, ground magnetometer surveys, horizontal loop electromagnetic (HLEM) surveys, surface pulse EM surveys, down-hole pulse EM surveys, geochemical surveys, stream sediment surveys, diamond drilling, and the re-logging and assaying of historical drill core.

Geological mapping and prospecting in conjunction with airborne and ground magnetometer surveys identified and delineated highly prospective ultramafic rocks hosting nickel-copper-PGE mineralization.

Mineralization was identified and documented at the Hiltop Grid, TK Grid, Mesamax NW Grid (south channel and north channel), and the Mesamax Main Grid. Diamond drilling, both historical and new drilling by CRI (1,500 m in 15 holes – see Section 10.0 of this report), further confirmed the widespread presence of mineralization within the South (Delta) Trend horizon. Historical showings at Valiant Lake, Mequillon Lake, and Kehoe Lake were relocated and sampled during the 2001 field program. Several of these holes returned nickel-copper grades comparable to Falconbridge’s Raglan mining operation.

58

One highlight of the 2001 program was the discovery of the TK deposit. On October 15, 2001, CRI reported the new discovery of massive sulphides at the TK Area with grades of 2.7% nickel, 0.78% copper over 5.37 metres in drill hole TK-01-04.

The second highlight of the 2001 program was the confirmation of persistent, widespread PGE mineralization within the historic Expo deposit. Refer to section 9.4.1 for additional details.

7.4.2 2002 Exploration

CRI’s 2002 field exploration program focused on exploring areas deemed favourable for hosting Ni-Cu-PGE mineralization. Areas explored in 2002 included mineralized ultramafic bodies identified during previous exploration programs, areas identified by CRI during the 2001 exploration program, areas of documented sulphide occurrences within or adjacent to ultramafic bodies, and geophysical targets along the ultramafic trend with coincident surface mineralization. Diamond drilling by CRI in 2001 and 2002 at several areas intersected Ni-Cu-PGE values in disseminated, net textured and massive styles of sulphide mineralization. Diamond drilling demonstrated that two of these areas, the Mesamax and TK Zones (TK lies outside the Expo Ungava Property), contain sulphide mineralization over sufficient widths and lengths to justify the estimation of preliminary mineral resources.

In April 2003, CRI released initial indicated resources at the Mesamax deposit of 1,450,000 tonnes grading 2.1% Ni, 2.7% Cu and 4.2 g/t PGEs, and a further 130,000 tonnes in the inferred resources grading 2.1% Ni, 2.5% Cu and 3.9 g/t PGEs, based on the information from 41 diamond drill holes (3,473 metres of drilling).

Also in April 2003, CRI released an initial indicated resource of 90,000 tonnes grading 1.6% Ni, 1.2% Cu, 0.1% Co, 0.1 g/t Au, 0.4 g/t Pt and 2.0 g/t Pd for the TK deposit, comprised of data from 27 drill holes (2,217 metres) from the eastern portion of the drilling completed at the TK zone to the end of the 2002 exploration season. The TK deposit is located 3.2 kilometres to the west of the Mesamax deposit on CRI’s Phoenix Property.

7.4.3 2003 Exploration

The exploration success enjoyed by CRI during 2001-2002 resulted in an expanded $5 million program in 2003, including over 20,000 metres of drilling in 170 drill holes at nine exploration areas. The most significant new discovery was that of the Expo Northeast Zone. Found late in the 2003, the Expo Northeast Zone yielded some of the widest intersections of Ni-Cu-PGE mineralization discovered to-date at the Expo deposit (EX-03-62 - the entire 108.2 meter interval from 20.42 metres to 128.63 metres assayed 0.87% Ni, 0.69% Cu, 0.26 g Pt/t and 1.40 g Pd/t). In total, 65 holes were drilled at the Expo deposit.

At the Mesamax deposit, 39 additional infill and definition drill holes confirmed the continuity of the deposit, and extended the deposit to the east, west, and in some places at depth. The results of initial metallurgical testing and an updated resource calculation were initiated prior to year-end and completed in 2004. Other diamond drilling was carried out at the Mequillon Lake, Cominga and Tootoo areas with promising results.

7.4.4 2004 Exploration

With some of its project areas reaching an advanced stage CRI began undertaking pre-development studies in preparation for any future development of mining operations on the property. In 2004, mineralogical, petrological, metallurgical, mineralogical studies to determine PGE distribution, environmental baseline studies, and additional evaluation of the setting, origin, and emplacement of the Ni-Cu-PGE mineralization in the Expo and Mesamax deposits were initiated.

During 2004, a revised resource estimate at the Mesamax deposit based on a substantial amount of additional surface diamond drilling completed in 2003 was received from Strathcona Mineral Services Limited (Strathcona). In addition, an initial resource estimate on the Mequillon deposit, based on surface drilling completed in 2003 was submitted to CRI by Strathcona.

In total, over 25,000 metres of new diamond drilling was completed in 2004, in part tracing the continuation of the Mequillon deposit well beyond its 400 metre length, better defining the Expo deposit, and completing pre-feasibility drilling on the Mesamax deposit.

In summary, the 2004 exploration work started the process of laying the groundwork for new or updated resource estimates on the three principal deposits. Also CRI initiated metallurgical test work on the three principal deposits in preparation for project scoping studies.

Preliminary metallurgical results received by CRI in late 2004 indicated the following recoveries for Ni, Cu, Pt and Pd by deposit ore type:

Deposit/Ore Type	% Recovery
Nickel	Copper	Platinum	Palladium
Mesamax Massive Sulphide Ores 82	98	60	93
Net Textured Ores 75	97	67	89
Expo Massive Sulphide Ores 82	98	60	93
Net Textured Ores 76	83	80	80
Mequillon Massive Sulphide Ores 82	98	60	93
Net Textured Ores 75	97	67	89

7.4.5 2005 Exploration

The 2005 exploration program on the Property included diamond drilling on the Mesamax deposit, together with the collection of a 34 tonne representative bulk sample of large diameter drill core from the Mesamax deposit to be used as feed for pilot plant metallurgical testing (commenced in January 2006). A number of studies initiated in 2004 were completed in 2005, including work conducted with respect to the PEA. The objective of the PEA is to define an initial 8-10 year mining plan for the Property.

Individual highlights from the 2005 program are as follows:

60

Over 30,000 metres of diamond drilling was completed with five diamond drills. Efforts were directed primarily at expanding the Mequillon deposit, the systematic collection of the metallurgical bulk sample at Mesamax, and exploration drilling outside the Property (press release September 21, 2005).

A 15 kilometre road from the vicinity of the Donaldson airport on Falconbridge’s Raglan mine site to the Mesamax deposit was constructed, allowing equipment access to the deposit area, and the ground transportation of personnel and supplies.

A 34 tonne bulk sample of Mesamax ore was collected. The sample was transported to Douglas harbour by road, then by ship and truck to SGS Lakefield Research Limited (SGS Lakefield). Pilot plant metallurgical test work commenced in January 2006.

A 20-person exploration camp was constructed at the Mequillon deposit to improve project logistics and efficiency. CRI now operates three exploration camps in the area. Environmental baseline field studies were conducted for the third season. A temporary equipment and supply shelter was constructed to improve project efficiency and extend the season.

7.4.6 2006 Exploration and Pre-Development

Although results from the 2006 program are still forthcoming, the plan was to expend about 2/3 of the 2006 budget on geotechnical tasks, condemnation drilling, and infill drilling on the Property (the other 1/3 going to Ivakkak deposit drilling). It was also planned to fly a MegaTem deep-penetrating airborne electromagnetic survey over undisclosed areas.

On August 15, 2006 CRI announced the awarding of the Bankable Engineering Study (BFS) to SNC-Lavalin Group Inc., as well as the awarding of the Environmental and Social Impact Assessment Study (ESIA) to Genivar Limited Partnership for its Raglan South Nickel Project. The BFS mandate covers the engineering of al mine site infrastructure and processing facilities for the treatment of between 2,500 and 3,500 tonnes per day of ore. Road access, diesel power generating capacity, and employee accommodations form part of the mandate. The BFS is budgeted at approximately $1 million and is scheduled to be delivered in the second quarter of 2007.

The ESIA is prerequisite for the issuance of Certificates of Authorization for the construction and exploitation of a mining operation. The ESIA is budgeted at more than $1.2 million. CRI anticipates delivery of the CA by November 2007.

7.5 Mesamax Deposit Exploration

7.5.1 2001 Field Exploration Program – Mesamax Deposit

Main Grid

In 2001 CRI re-established the Mesamax Main grid, originally established in 1997 by High North Resources Inc. Geological mapping and prospecting was conducted along the ultramafic unit. Mapping delineated the pyroxenite/peridotite unit extending across the 2.8 kilometres length of the grid. The ultramafic is of variable width ranging between 100 metres and 500 metres on surface. The HLEM geophysical data identified a number of unexplained conductive features and several magnetic anomalies coincident with surface disseminated sulphide mineralization. In 2001, CRI completed two diamond drill holes (166m) on the Mesamax Main Grid. Both holes intersected mineralized pyroxenite.

Although Ni-Cu values in MX-01-1 and MX-01-2 were low, the two drill holes demonstrated the presence of mineralization along the unit, and potentially indicate proximity to a higher-grade Ni-Cu PGE source. Ron Roy hole 70-19 (1970), located more than 600 metres east of MX-01 -2, had also intersected sulphide mineralization which graded 1.1% Ni, 1.8% Cu, over a core length of 3.2 metres. This core was not assayed for PGE.

Mesamax NW Grid

In 2001, CRI established a total of 20.5 line kilometres of grid in this area. Geological mapping, together with a review of historical (1970), drill core, identified two discrete, generally east-west trending ultramafic units, referred to as the North Ultramafic and South Ultramafic.

The North Ultramafic consists of a peridotite core with a pyroxenite margin, ranging from 90 metres to 100 metres in width, striking along a distance of 2.2 kilometres. Rusted frost-heave blocks, and mineralized outcrop material in an area 50 metres in length returned assays up to 4.0 g/t PGE. Diamond drilling by CRI (2001) in a series of fanned holes on a single section intersected PGE mineralization over significant intervals e.g.: 0.5% Ni, 0.8% Cu, 4.1 g/t PGE over a core length of 35.8 metres in MXNW-5, which clearly define the channel-like shape of the ultramafic. The disseminated mineralization is marked by a weak magnetic signature and does not produce a good HLEM response.

Mineralized portions of the South Ultramafic outcrop as rusted, frost-heaved blocks and rusted rock fragments in mud-boils along 200 metres of strike length. Grab samples returned assays up to 6.6 g/t PGE, in association with Ni-Cu mineralization. One grab sample from a location 350 metres east of the main occurrence assayed 0.9g/t PGE, in association with Ni-Cu mineralization, indicating an extension of the mineralization eastwards. Significant massive sulphides and/or disseminated and/or net textured sulphides were intersected in two historic drill holes (Ron Roy M70-20 and 22) and two CRI drill holes (MX-01-1 and 2. Significant Ni-Cu-PGE assay results were returned from these holes including 0.9% Ni, 1.7% Cu and 4.4 g/t PGE over a core length of 32.1 metres in drill hole MWNW-01-2.

Magnetic and HLEM surveys were completed on the Mesamax NW grid in 1997 (High North Resources) and 2001 (CRI). The surveys were completed on 100-metre spaced lines. The Mesamax NW massive sulphide occurrence was defined by the 1997 HLEM survey, as a short and wide near-surface, very conductive zone, dipping to the north and having a limited depth extent. Weak to very weak HEM anomalies (14 080 Hz) were interpreted on each side of the main zone.

7.5.2 2002 Field Exploration Program

Mesamax Rainbow Grid

The Rainbow Grid was re-established by CRI in 2002. A total of 22.6 kilometres of picketed grid lines were established. The purpose of exploration in this area was to evaluate the northeastern continuation of the Mesamax Main ultramafic body, including the assessment of a number of airborne anomalies in the area. The ultramafic unit from

62

the Mesamax Main grid was mapped and sampled for 500 metres onto the Rainbow grid. Overburden coverage prevented further tracing of the unit. A number of grab samples contained disseminated pyrrhotite and chalcopyrite, and analysis of these samples returned results up to 0.1%Ni, 1.1% Cu, and 2.8 g/t PGE.

Mesamax Main Grid

In 2002 CRI completed four additional diamond drill holes on the Mesamax Main Grid. Drill holes were focused on following-up on anomalous results from the 2001 program, and mineralization identified in the 1970 Ron Roy drill program. Drilling continued to define channel-shaped ultramafic bodies with disseminated sulphide mineralization, perhaps indicating proximity to significant concentrations of massive sulphides.

Mesamax NW Grid

Work by CRI (2002) on the portion of the Mesamax NW Grid covering the Phoenix Property included grid establishment, mapping, prospecting, geochemical surveys, geophysical surveys, and limited diamond drilling.

During the summer of 2002, CRI established a 25-metre grid over the Mesamax zone (from 800W to 1200W). A magnetic survey was then completed with measurements collected at 6.25-metre intervals. An HLEM test was also done using a 50-metre coil separation. The detailed HLEM data confirmed the previous interpretation, with the widest part of the body being located to the west end of the grid. The zone narrows progressively to the east.

Following completion of the geophysical surveying, CRI initiated a 2002 diamond drill program. A total of 40 holes were completed along a 250 metre strike extent of the ultramafic body. This grid drilling on a 25 and 50-metre pattern broadly outlined a near-surface massive sulphide lens with a heavy net textured upper portion.

7.5.3 2003 Field Exploration Program

An initial resource estimate on the Mesamax deposit, prepared by Strathcona, was received by CRI on April 15, 2003. The study incorporated the information from 41 diamond drill holes (3,473 metres of diamond drilling) at Mesamax. An additional 4,717 metres of drilling in 39 diamond drill holes completed in 2003 confirmed the continuity of mineralization within the deposit, and expanded the size of the deposit to the east, west, and in some places at depth.

To incorporate the new drill results, an updated resource estimate prepared by Strathcona was completed in June 2004. Approximately 150,000 tonnes of near surface oxidized massive and disseminated sulphide material at similar grades was excluded from the resource evaluation pending metallurgical testing to determine its economic significance. The deposit was considered well suited for open pit mining.

Additional infill and expansion diamond drilling was planned for 2004. Metallurgical test work on Mesamax ore samples were subsequently completed by SGS Lakefield.

7.5.4 2004 Field Exploration Program

Strathcona completed a revised resource estimate for the Mesamax nickel-copper-PGE deposit in June 2004. That increased the estimate of the current indicated resources in the deposit to 1,840,000 tonnes grading 1.9% Ni, 2.3% Cu, 0.08% Co, 0.9 g Pt/t, 4.3 g Pd/t, and 0.3 g/t gold. This updated estimate was based on a substantial amount of additional drilling in 2003. The commencement of pre-feasibility level drilling began late in 2004.

SGS Lakefield completed interim metallurgical test work prior to year-end 2004 on ore samples collected earlier in the year. Initial results on Mesamax diamond drill core show no unusual metallurgical characteristics with respect to grindability or payable sulphide concentration using standard floatation techniques.

7.5.5 2005 Field Exploration Program

As a result of the analysis of al existing drill data, bulk density data, and data from metallurgical studies conducted in 2003 and 2004 CRI was able to report an increase in the Mesamax resource estimate to 1,848,000 tonnes grading 2.1% Ni, 2.6% Cu, 0.08% Co, 0.2 g Au/t, 1.0 g Pt/t and 3.8 g Pd/t in 2005. This compares to the previous estimate of 1,450,000 tonnes reported earlier in section 2.2.4. The change in the mineral resource estimate of the Mesamax deposit can be attributed to the drilling of 27 new holes, the loss of massive sulphide due to the geometry of the deposit, the inclusion of one metre of skin of dilution around the deposit, as well as to the metallurgical test work indicating that the near surface oxidized massive sulphide overlying the original resource will produce saleable concentrates at reasonable recoveries.

The 2005 exploration program on the Mesamax deposit consisted of the collection of a 34 tonne representative bulk sample of drill core. This bulk drill core sample was used as feed for pilot plant metallurgical testing conducted by SGS Lakefield starting in January 2006.

As at March 31, 2006, a total of 136 diamond drill holes (almost 12,000 metres) have been completed. This drilling has defined the distribution of massive and disseminated nickel-copper-PGE values over a strike length of 250 metres and widths of up to 100 metres. The bulk of the mineralization occurs between the surface and depths of approximately 80 metres.

7.5.6 34 Tonne Metallurgical Bulk Sample Testwork

SGS Lakefield concluded that ores from the Mesamax, Expo and Mequillon deposits are sufficiently homogeneous to treat together using the same standard flotation process. To further optimize the recoveries and to establish the basis for the design of a milling concentration plant, a 34 tonne bulk sample was collected during the 2005 exploration season. By drilling 63 large diameter holes CRI obtained a representative sample over the entire Mesamax deposit. On site, the drill core was retrieved, logged, sorted, and stored in sealed plastic barrels. At the end of the exploration season, the barrels were transported by truck along new and existing roads to Douglas Harbour, from where they where shipped by sealift and truck, arriving in late 2005 at the facilities of SGS Lakefield. Pilot-plant scale metallurgical test work has been recently completed (see Section 15).

64

7.6 Mequillon Deposit Exploration

7.6.1 2001 Field Exploration Program

At the Mequillon Lake North area, 15 samples from the Mequillon Ni-Cu showing were analyzed. One sample assayed 1.88 g PGE/t and 7 of the samples assayed greater than 1 g PGE/t. Only one sample assayed less than 0.5 g PGE/t. Samples from the Mequillon West Ni-Cu showing (3 samples) did not contain any values greater than 1 g PGE/t.

7.6.2 2002 Field Exploration Program – Mequillon Deposit

Mequillon North Grid

The Mequillon North grid was established in 1997 by High North Resources and, after refurbishment in 2002, is still being used as control today. The grid consists of a total of 14.4 kilometres of picketed lines. The purpose of the grid was to evaluate an area of surface mineralization with associated historic diamond drilling. A peridotite ultramafic body, 1,500 m long by 100 m wide and oriented in a northeast-southwest direction was mapped. Sulphide mineralization (historic showing) was re-located along the south-western margin of the peridotite. A total of 10 grab samples were collected by CRI in 2001-2002, with the highest grab sample yielding 0.3% Ni, 0.6% Cu and 1.5 g/t PGE.

In 2002 CRI completed 573 metres of drilling in six holes on two separate drill set-ups 200 metres apart along the extensive pyroxenite-peridotite body. Significant sulphide mineralization was encountered in al holes: The geological setting, style and extent of the mineralization, as well as the metal ratios (including high PGE tenor sulphides), are virtually identical to those intersected initially by CRI (2001) near the high grade Mesamax deposit.

Mequillon Northeast Grid

In 2002, CRI established the Mequillon Northeast Grid with a total of 7.2 kilometres of picketed grid lines. The purpose of the grid was to evaluate the northeast continuation of the ultramafic body extending from the Mequillon North grid. The ultramafic body was mapped for 900 m in a northeast direction, up to 300 m in width, with sulphide mineralization along the north and south margins. Footwall rocks include basalt, gabbro and sediments.

A total of 28 grab samples were collected from the areas of mineralization and central portions of the peridotite. The highest grab sample returned 0.5% Ni, 0.9% Cu and 2.3 g/t PGE.

An electromagnetic survey using the MaxMin II horizontal-loop system with a 100-metre coil separation was completed by Discovery Geophysics Inc. over the Mequillon Northeast grid in 2002. The electromagnetic survey data indicate a strong (> 50 Siemens), near-surface conductor over the centre of the Mequillon ultramafic body that is not evident further to the east. This is the response of the net-textured mineralization encountered in the drilling that plunges eastward to a depth below the detection capability of this particular geophysical method.

The contact between the meta-volcanic and metasedimentary rocks is marked by a persistent HLEM anomaly that would appear to represent a band of graphitic and/or pyritic sediment. The ground magnetometer data show a variable magnetic high that is coincident with the overall Mequillon ultramafic body.

7.6.3 2003 Field Exploration Program – Mequillon Deposit

Mequillon Northeast Grid

Drilling of the Mequillon Lake North mineralized zone continued in 2003 with an additional 18 holes completed. These holes defined Ni-Cu-PGE bearing disseminated to locally massive sulphide mineralization extending for a minimum strike length of 400 metres.

On September 22, 2004, CRI reported the initial estimate of the inferred mineral resources at the Mequillon deposit. Strathcona estimated the inferred mineral resources constrained by a conceptual pit to be 1.4 million tonnes at average grades of 0.7% Ni, 0.9% Cu, 2.9 g/t PGE. The initial Mequillon resource estimate was based on Strathcona's review of the data from the first 18 diamond drill holes drilled by CRI in the 2002 and 2003 exploration seasons and, as determined by Strathcona, includes only that material that is constrained within a conceptual pit. Mineralization to the east and below the pit floor was not included in the estimate.

7.6.4 2004 Field Exploration Program

In excess of 11,000 metres of additional diamond drilling on the Mequillon deposit was completed during 2004 and based on this new drill information an updated resource estimate by Strathcona was commissioned and received by CRI in early 2005.

The 2004 drilling revealed that some mineralized material at the eastern limit of the deposit, as currently defined, contains high-grade palladium intercepts (>10 g/t palladium over significant intervals) near the margins of the massive sulphides. This phenomenon of high palladium values near the contact of the significant massive sulphide intervals was first identified at the Mesamax deposit. High-grade Pd values in disseminated sulphides may indicate proximity to more extensive massive sulphide mineralization.

SGS Lakefield completed interim metallurgical test work on net-textured ore samples collected from Mequillon earlier in 2004. Initial results show no unusual metallurgical characteristics with respect to grindability or payable sulphide concentration using standard flotation techniques.

7.6.5 2005 Field Exploration Program

Strathcona prepared an updated resource estimate on the Mequillon deposit as outlined in a report dated May 30, 2005.

The 2005 drilling program on the Mequillon deposit consisted of 5,051m in 19 holes and produced the following highlights:

Six drill holes, MQN-05-98 to 103, were drilled on section 250E, extending the known mineralization of the Mequillon deposit 50 metres east. MQN-05-100 returned assay values of 0.72% Ni, 0.98% Cu and 3.3 g/t PGE over 32 metres.

Five drill holes, MQN-05-104 to 108, were drilled on section 300E, extending the known mineralization 100 metres east of the 2004 limits of the deposit. MQN-05-105, on section

66

300E, returned assay values of 1.0% Ni, 1.3% Cu and 4.5 g/t PGE over 57.7 metres. The massive sulphide interval assayed 2.4% Ni, 0.98% Cu and 6.0 g/t PGE over 5.5 metres, and is the thickest intersection of massive sulphides in the deposit to-date.

Eight holes MQN-05-109 to 116 were drilled on sections 400E and 500E. The Mequillon deposit has now been traced continuously for approximately 1300 metres along strike from sections 800W to 500E.

Based on the drilling completed to date, nearly al of the mineralization within the Mequillon deposit is comprised of net-textured mineralization with some massive sulphides. The mineralization is consistent and predictable. Additional diamond drilling is planned to further test the easterly extension of the deposit in 2006 and CRI intends to again update the existing resource estimate presently dated May 30, 2005.

7.7 Expo Deposit Exploration

7.7.1 2001 Field Exploration Program

PGE Analysis

Since none of the historical holes drilled on the Expo discovery had ever been systematically assayed for PGE values CRI undertook an initial program to re-assay four 1997 diamond drill holes for platinum and palladium.

1)

Hole EX97-1 returned weighted average assay values of 0.36g Pt/t, 1.99g Pd/t, (2.35g/t combined PGE), 0.70% Cu, and 0.71% Ni over a core length (true thickness) of 26.15m at the base of the main ultramafic body. Within this interval, near the base of the ultramafic body, a 6.04m interval from 75.03m to 81.07m assayed 0.47g Pt/t and 3.81g Pd/t (4.28g/t combined PGE).

2)

Hole EX97-2 assayed 0.38g Pt/t, 1.66 g Pd/t (2.04g/t combined PGE), 0.55% Cu and 0.91% Ni over a core length of 17.69m.

3)

Hole EX97-3 assayed 0.42g Pt/t, 1.73 g Pd/t, (2.15 g/t PGE), 0.75% Cu and 0.66% Ni over a core length (true thickness) of 49.55m. A 14.56m interval of  the hole, from 62.32m to 76.88m assayed 0.51g Pt/t and 2.25 g Pd/t (2.75g/t PGE).

4)

Hole EX97-4 returned weighted average assays from 65.37 metres to 112.3 metres of 0.24 g Pt/t, 0.95 g Pd/t, (1.19 g/t platinum + palladium), 0.69% Cu and 0.64% Ni over a core length (true thickness) of 46.89 metres.

Given the significance of the above initial re-assaying program the company commenced a re-logging and re-assaying program on historic drill core from the Expo deposit during the 2001 field program.

7.7.2 2003 Field Exploration Program

The Expo deposit was originally drill tested in 1967 and more fully evaluated by extensive diamond drilling conducted by Amax Exploration Ltd. in 1968, 1969, and 1970. Limited diamond drilling was also conducted in 1997.

Diamond drilling in the Expo Northeast area in the 2003 program identified a significant mineralized horizon with a strike length in excess of 122 metres. The tenor of the mineralization possible in this zone is displayed by drill hole EX-03-62 where the entire 108.2 metres (355 foot) interval from 20.42 metres to 128.63 metres assayed 0.87% Ni, 0.69% Cu, 0.26 g Pt/t and 1.40 g Pd/t. The only previous drilling further to the west is a single historic diamond drill hole more than 425 metres away that intersected a sulphide rich interval grading 2.02% Ni and 0.67% Cu over 2.44 metres. Airborne and ground geophysical data indicated that the areas might be related. A significant amount of additional diamond drilling has now been completed to further evaluate this part of the Expo area.

7.7.3 2004 Field Exploration Program

The Expo deposit consists of a series of shallow dipping to sub-horizontal, near surface, disseminated to massive sulphide zones first drill tested in 1967. A topographic survey providing accurate drill hole collar elevations and a basic contour map was completed in 2004 allowing most of the historical data to be incorporated into the database. Drilling of 11,578 metres of core in 111 diamond drill holes during 2003 and 2004 was incorporated into the drill hole database thus allowing preparation of a resource estimate, which was initiated by Strathcona in 2004.

SGS Lakefield completed interim metallurgical test work on net-textured ore samples collected from Expo in 2004. Initial results show no unusual metallurgical characteristics with respect to grindability or payable sulphide concentration using standard flotation techniques. These recoveries are significantly better than initial test results from work completed by AMAX in the late 1960’s and 1970.

7.7.4 2005 Field Exploration Program

A fully compliant resource estimate on the Expo deposit was received by CRI in a Technical Report prepared by Strathcona and dated August 8, 2005. The limits of the main Expo deposit resource area have now been defined in sufficient detail to allow geotechnical studies to be initiated. During the 2005 exploration season, 6,200 metres of drilling in 32 additional holes were completed within and proximal to the Expo deposit for such purposes. Accordingly, CRI is considering updating the resource estimate.

7.8 Drilling

7.8.1 Introduction

CRI has expended over $27 million on exploration in the region since 2001, covering a broad range of exploration activities including the diamond drilling of 85,000 metres in over 450 diamond drill holes on the Property. In 2005, CRI completed an exploration program, which included the completion of a total of 30,289 metres of diamond drilling, at an aggregate cost of $10,270,000. CRI has recently reported that it has completed a further 25,000 metres of diamond drilling in 2006.

The following Table summarizes the exploration drilling activity of CRI during the period 2001 to 2006. The majority of it is on the Expo Ungava Property.

68

Summary of Drilling Activity by CRI 2001 to 2006 (source: the PEA, 2006)

Exploration Season	2001	2002	2003	2004	2005	Mar 31, 2006
Total Program Cost	$1 .5	$3.5	$5	$6+	$10 +	$2+
($ Millions)
Drilling metres	1,500 m,	10,000 m,	20,000 m	25,000 m	30,000 m	~25,000 m
No. of Holes	15 holes	116 holes	170 holes	245	232

7.8.2 Mesamax Deposit

The Mesamax deposit contains two discrete, generally east-west trending ultramafic units, referred to as the North Ultramafic and South Ultramafic bodies. Both are hosted within a package of rocks comprised of basalt, gabbro and pelitic sediments. Although Ni-Cu-PGE mineralization has been outlined within both intrusive bodies the Southern Ultramafic has received most of the recent exploration efforts and is host to the Mesamax deposit.

CRI initiated a diamond drill program on the Mesamax deposit in 2002 in order to follow up on the favourable 2001 exploration results. A total of 40 holes were completed in 2002, defining the mineralization along a strike length of 250 metres. Hole MXNW-02-17, the first hole to intersect the high-grade portion of the deposit, intersected a wide section of massive sulphides which averaged 2.2% Ni, 5.9% Cu, 5.4 g PGE/t over a core length of 66.0 metres.

Subsequent grid drilling on a 25 and 50-metre pattern broadly outlined a near-surface massive sulphide lens with a heavy net textured upper portion. Mineralization occurs in subcrop below three to five metres of overburden and to date has been traced to vertical depth of 85 metres.

The physical database for the Mesamax deposit mineral resource estimate prepared by Keast and Thalenhorst in 2003, consisted of 41 surface drill holes aggregating nearly 3,500 metres. One early drill hole was completed some distance along strike, providing some evidence of continuity, and was used along with the 40 holes from the 2002 program to define the mineral resources.

The 2003 resource estimate was updated in June 2004 to incorporate the drilling done in 2003 (Thalenhorst, 2004). The database considered for the 2004 resource estimate consisted of 76 drill holes with a total length of 7,400 metres (versus 41 holes and 3,500 metres in 2003, (Thalenhorst, 2004)).

The 2004 resource estimate was further upgraded in April 2005 by incorporating the 2004 drill results The database considered for the 2005 resource estimate consisted of 103 exploration drill holes with a total length of 9,300 metres (as compared to 76 exploration drill holes with a total length of 7,400 metres in 2004, (Thalenhorst 2005)).

Fourteen, tightly-spaced, metallurgical holes with a total length of 1,640 metres were drilled in the centre of the deposit in 2004 to collect material for flotation testwork on the oxidized part of the massive sulphides. Thalenhorst (2005) considered the drilling database to be at a feasibility level by year-end 2005 and additional drilling would only be required to provide material for flotation testwork on the oxidized, net-textured mineralization near surface.

To further optimize the recoveries and to establish the basis for the design of a milling and concentration plant, a 34 tonne bulk sample was collected during the 2005 exploration season. By drilling 63 large diameter HQ holes, a representative sample over the entire Mesamax deposit was obtained.

The following Table summarizes the drilling completed on the Mesamax deposit by CRI during the period 2001-2005.

Summary of CRI Drilling on the Mesamax Deposit 2001-2005 (source: the PEA,2006)

Year Total Holes Total Meterage
200 1–2003 76 exploration holes 7,400 m 2004 27 exploration holes 1,900 m 14 metallurgy holes (oxide) 1,640 m
Total Holes used in Resource Estimate (April 2005)	130 exploration holes	9,300 m
2005 63 HQ Metallurgical studies 34 tonne bulk sample

7.8.3 Mequillon Deposit

The initial discovery of the Mequillon net-textured mineralization was in 1957/58. Compagnie Minière de l’Ungava (Cominga) carried out magnetic, vertical-loop and horizontal-loop electromagnetic surveys and followed up with three packsack holes. Sulphide mineralization was intersected in al three holes.PS-1 intersected 12 metres grading 0.5% Ni and 0.6% Cu, PS-2 intersected 9 metres of 0.3% Ni and 0.3% Cu, and PS-3 intersected 6 metres of 0.9% Ni and 0.6% Cu.

Guided by these early drill results and data from a re-interpreted MaxMin survey, CRI drill-tested the deposit in two campaigns, in 2002 and 2003, covering a strike length of 500 metres on sections 100 metres apart.

A resource estimate was prepared for CRI by Thalenhorst and Keast in Sept, 2004 using data from the 18 drill holes (2,243 metres) that were completed in 2002 and 2003 (Thalenhorst and Keast, 2004).

Given the encouraging results from the 2002-03 drilling a further 11,757 metres in 77 holes was completed in 2004.

In order to incorporate the 2004 drill results and expand the existing resource base an updated resource estimate was completed by Thalenhorst and Keast in May, 2005. The database utilized for the updated resource estimate consisted of 95 exploration drill holes with a total length of 14,000 metres (versus 18 exploration drill holes used in the 2004 estimate)

A drilling program consisting of 5,081 metres in 19 holes was completed by CRI in late 2005. At present the mineralized zone at the Mequillon deposit is defined over a total

70

length of 1.4 kilometres and to a depth of approximately 260 metres. The Mequillon deposit remains open to the east.

The drill programs at Mequillon completed to the end of 2005 are summarized in the following Table.

Summary of CRI Drilling on the Mequillon Deposit 2001–2005 source: the PEA, 2006)

Year	Company	Core Size	No.	of Holes	Length (metres)
1958 Cominga	EX	5	699
2002 CRI	BQ	6	573
2003 CRI	BQ	12	1,670
2004 CRI	BQ	77	11,757
2005 CRI	BQ	19	5,081
TOTAL	119	19,780

7.8.4 Expo Deposit Drilling

CRI field activities at Expo commenced in 2001 with a comprehensive program of re-logging, re-sampling and re-assaying the historical drill core that was stored at the Expo camp site. This program, designed to verify the old assay results and ascertain the presence and concentration of precious metal values that might be associated with the known nickel-copper mineralization, is described in more detail in Section 9.0 of this report.

The Expo deposit was originally discovered in 1967 by Expo Ungava Mines Ltd. As part of the general exploration program by CRI on the project, a substantial program of surface diamond drilling was completed in 2003 and 2004 to test the entire known area of mineralization at Expo.

With the completion of 111 diamond drill holes (11,578 metres of drilling) in 2003 and 2004, CRI better defined the series of mineralized zones that extend over a 1,000 metre length and which occur up to 120 metres in depth and across 150 metres in width.

At the end of 2004, a resource estimate for the Expo deposit was prepared by Strathcona using the Expo database that comprised 145 surface drill holes with a total length of more than 15,000 metres on 23 sections. These figures exclude the drill holes that were drilled in the general vicinity of the Expo deposit but which have no bearing on the resource estimate, and some of the old drill holes that were not used because they were either twinned by a CRI drill hole or had an unreliable location.

Additional drilling in 2005 consisted of 6,200 metres in 32 holes. An updated resource estimate is being considered in order to incorporate the latest drill results.

Al of the drill programs completed by CRI at Expo to the end of 2005 are summarized in the following Table.

Summary of CRI Diamond Drilling on the Expo Deposit (source: the PEA, 2006)

Year	Company	Core Size	Number of Holes	Length (m)	No. of Holes in Resource Estimate
1967 Expo Ungava AXT 8 731 3
1968 Expo Ungava AXT 35 3,281 22
1969 Amax AXT 34 5,439 4
1997 High North BQ 6 1,023 6
2003 CRI BQ 67 6,747 67
2004 CRI BQ 43 4,825 43
2005 CRI BQ 32 6,200 -
Total 1 225 28,247 145

8.0 Geological Setting

8.1 Regional Geology

The Property is located within the rocks forming the Cape Smith Belt (also known as the Ungava Trough). The Cape Smith Belt is an ENE-WSW trending fold belt of Proterozoic age, located on the Ungava Peninsula in the Nunavik Region of Québec. The fold belt is sandwiched between the gneisses and granitoids of the Archean-aged Superior Province to the south and a combination of Archean and Proterozoic-aged Churchil Province to the north. The fold belt is approximately 350 km long east-west and a maximum of about 80 km across. The Cape Smith Belt is a foreland thrust-fold belt and forms the north part of the Trans-Hudson Orogen, a Paleoproterozoic colisional belt that wraps around the west, north and east sides of the Archean Superior Province of Québec.

The Cape Smith Belt is subdivided into two lithostratigraphic domains – the North Domain and the South Domain. The North Domain is predominantly composed of volcanic rock of the Watts Group mafic and ultramafic volcanics and sils. Separated from the Watts Group by an oceanic sedimentary terrain of wackes, conglomerate and mudstone (Perrault Group), is the Parent Group of basalts, rhyodacites, rhyolites and pyroclastites. This is the interpreted to be an island arc accretionary complex.

A compostional range of intrusive rocks intrudes al North Domain rocks. These range from gabbros and pyroxenites to granites – compositions reflective of the overlying volcanics. The mafic/ultramafic intrusives (and volcanics) are slightly older – at 1880-1870 Ma, than the felsic intrusives – at 1850-1840 Ma. Within North Domain rock there occur

72

ophiolites sequences, such as that hosting the former Asbestos Hil asbestos deposit. There are also gold and gold/base metals occurrences within the Watts and Parent Groups, as well as a base metals occurence in the intervening sediments of the Perrault Group.

The boundary between the two domains is marked by the regional scale Bergeron Fault. It is interpreted to follow a sutured subduction zone (Figure 3).

The South Domain is the host of the Ni/Cu/PGE deposits of the Cape Smith Belt, including those described in this report. It includes the Lamarche, Povungnituk, and Chukotat Groups. It is colectively interpreted to be an extensional sequence grading into oceanic crust. Figure 4 is a schematic representation of the evolution of the extensional phase of the South Domain taken from Picard et al. 1994. The subsequent compressional phase is not illustrated.

The statigraphic evolution (Figure 4) of the belt began with a protracted extensional or rifting regime of this northern part of the Superior Province during the late MesoAphebian Subera. This was accompanied by an accumulation of sediments, volcanics and volcaniclastics along the resultant rifted basin. This was followed by a convergent tectonic regime accompanied by thrusting and folding, coinciding with the Hudsonian Orogeny in the NeoAphebian. There is an intimate relationship between deformation and metamorphism which occurred during the thrusting event. This late event is key to the formation of some of the Ni-Cu-PGE-rich mineralization described in this report. It resulted from overthrusting, thermal relaxation and uplift of the fold belt around 1840 Ma.

8.2 South Domain Rocks

The basal Lamarche Group of conglomerate, sandstone, iron formation and dolomite overlies the Archean gneiss of the Superior basement and marks the initial phase of basinal development (Figures 3 and 6). The oligomictic conglomerates occur as thin pockets resting unconformably on Archean gneisses. Particularly thick accumulations of iron formation, resulting partialy from overthrusting, occur in the eastern part of the belt.

The overlying Povungnituk Group represents the continental rifting phase. It is composed of continental tholeiitic basalts and sediments, including conglomerate, quartzite, sulphide iron formation, and semi-pelite, intruded by mafic to ultramafic dykes and sils. The lower portion is sediment-dominated, while the upper portion is dominated by basalts. The Expo and Mesamax Deposits, as well as the other Delta Horizon Ni/Cu/PGE deposits and showings, occur within the Povungnituk Group (Mungall, 2003).

The lower Povungnituk Group is predominantly psammites, pelites and basalts of the Dumas Formation. A massive, homogenous micaceous sandstone unit which intercalates laterally into arkosic and semi-pelitic rocks overlies the Lamarche Group. This thick formation is intruded by numerous gabbro sills.

The prime component of the Povungnituk is a thick volcanic pile of basaltic composition formed of pillow lavas, massive flows, and numerous sils, known as the Beauparlant Formation. A tectonic contact separates these rocks from an overlying semi-pelite with micaceous and arkosic sandstones. This formation is isolated tectonicaly by high-strain tectonic contacts from the underlying Povungnituk basalts and the overlying Chukotat olivine pillow basalts. It is host to numerous thick massive gabbro, peridotite, and layered gabbro-peridotite sils.

The Chukotat Group sits structurally above the Povungnituk Group (Figures 3 and 6). It is characterized by komatiitic olivine basalts, fine sediments, and mafic to ultramafic intrusive rocks. The basal portion of the Chukotat Group consists of a 1.5 to 2.0 km wide sub-unit known as the Transition Zone. It is characterized by a series of ultramafic subvolcanic sils and/or flows, which probably constitute the feeder system for the Chukotat volcanics. Geological and geochemical evidence suggest that they are from the same parent magma (Picard et al, 1994). The Transition Zone corresponds to the Raglan Horizon (North Trend~) – the host of the Kambalda-style Ni/Cu/PGE deposits on Falconbridge’s Raglan Property and along the Raglan Horizon. The Chukotat Group may be the same age as the Povungnituk Group, or may be considerably younger (Mungall, 2003).

*The regional historically recognized appellations – Raglan Horizon and Delta Horizon – correspond respectively to more recent appellations – North Trend and South Trend. A third, more southerly horizon, the Vaillant Horizon is identified by Picard et al (1994).

To the north of the Chukotat Group is a fault-bounded assemblage of sedimentary rocks known as the Spartan Group. It consists of pelites and semi-pelites indicative of a deep water continental margin depositional environment. North of this (north of the Bergeron Fault) is the North Domain, dominated by the Watts Group.

8.3 Structure

Regional structure is dominated by the ENE-WSW tectonic fabric. The earliest structures are a succession of south-verging thrust faults which originate in a basal décollement occurring near the base of the Cape Smith Belt sequence. Two subsequent folding episodes deformed the belt rocks as well as this thrust pattern. Folding is dominated by north-south compression about easterly axes. This is overprinted by later folding about north to northwest trending axes.

The initial overthrusting to the south resulted in tectonic crustal thickening and thermal relaxation (Figure 4). This deformation episode is characterized by a well-developed schistosity and a stretching lineation. The basement shear has deformed basement rocks locally to a 3 m thickness and is up to 300 m thick. Degree of deformation is partialy lithology-dependent. A boudinage pattern is developed within the shear where competency differences have allowed. This has resulted in map-scale boudinage of gabbro-peridotite sils in some instances. This deformational geometry locally overprints primary, folded depostional features. It may be an important consideration in secondary ore depositional geometry, ie. the form of late or remobilized Cu-PGE-rich mineralization.

The second deformation phase is dominated by large scale, east-west aligned, macroscopic folds (Figure 6). The folds are approaching isoclinal to the west of the Property area and are more open to the east. The pre-Povungnituk basement rocks are also affected by this north-south compressive event.

Cross-folds form the third primary set of structures in the eastern Cape Smith belt region. They deform both basement and Proterozoic cover and are north trending in the east, becoming more northwesterly toward the west. They have a 10 to 20 km wavelength. The combination of these two folding episodes has resulted in a map-scale basin and dome interference pattern.

8.4 Metamorphism

The eastern part of the Cape Smith Belt is characterized by widespread greenschist to transitional greenschist-amphibolite grades of metamorphism. The high strain thrust zones exhibit high pressure kyanite-bearing rocks.

In the lower structural levels of South Domain rocks (overthrusts) an increasing metamorphic temperature coincident with a decreasing metamorphic pressure is evident. It supports the idea of thermal relaxation during uplift and overthrusting. In other words heat from extensive intrusive activity contemporaneous with the southward overthrusting was channeled away from and dissipated along and within the high strain overthrust zones.

8.5 Local Geology

The Expo Ungava Property is underlain by Povungnituk Group rocks, the lower portions of which are dominated by sediments, and the upper portion of which is dominated by the tholeiitic basaltic lava pile. The entire sequence is folded and sliced by arcuate south-advancing, north-dipping thrusts. These cause repetition across dip and along strike. While the regional strike is about azimuth 075°, northwesterly-trending cross-folds have created a basin and dome pattern disrupting the regional trend.

Numerous mafic to ultramafic bodies occur within and throughout the Povungnituk rocks (Figure 6). Some of these appear to be conformable while others do not. Both clearly contact metamorphic contacts and tectonic contacts have been noted along these bodies. Individual ultramafic bodies exhibit magmatic segregation. Gabbro is commonly a cross-cutting late phase.

On the Property all of the most prominent mineralized ultramafic bodies appear to be associated with intrusives that fall within a 3 km wide corridor trending about azimuth 070° across the length of the Property. These include, from west to east, the Vailant Lake, Mequillon Lake, Kehoe Lake, Cominga, Expo, and Mesamax. At the Expo Deposit it has been demonstrated that the ultramafic body hosting the mineralization has intrusive contacts accompanied by local hornfels development.

The mineralized zones occur at the bases of differentiated mafic to ultramafic sils, particularly along troughs or channels in the paleotopography (Figure 5). Best-known examples are the Expo and Mesamax NW.

8.5.1 Mequillon Geology (source: the PEA, 2006)

The local geology is dominated by the Mequillon ultramafic body that extends in a north-easterly direction for a strike length about one kilometre. It then changes direction, continuing in an easterly direction onto the adjacent Mequillon Northeast grid (Figure 7). Throughout this distance, the outcrop width is relatively constant ranging from 150 to 200 metres.

Given the very sparse outcrop away from the ultramafic body, relatively little is known about the host rocks intruded by the ultramafic, and their attitudes. In the western part of the property mafic meta-volcanic rocks predominate, whereas meta-sediments are encountered as frost-heaved fragments further east. The regional map pattern indicates that the Mequillon body is a canoe-shaped structure whose keel apparently rakes along a bedding surface within the Lower member of the Beauparlant Fm, plunging to increasing depth eastward along the east limb of an anticline centered on Lac Mequillon.

Initial observations indicate that the Mequillon ultramafic body shows a distinctive petrological zonation. The central part appears to be composed of magnetic peridotite that, based on initial down-hole susceptibility readings, becomes non-magnetic outwards and grades into pyroxenite, which in turn is bordered by gabbro, at least localy (Figure 8). The two outer rock types are greatly attenuated along the steep south and north wals, and the continuity of the gabbro in particular may not be as great as indicated. The pyroxenite attains a thickness of several tens of metres at the central bottom of the ultramafic body. Al of the net-textured mineralization at Mequillon appears to be hosted by this basal pyroxenite.

The net-textured domain has been defined by core logging based on textural observations and total sulphide estimates, which information was later supplemented by assay information to better define the boundary.

76

For much of the explored length of the Mequillon deposit, the bottom contact of the ultramafic body is formed by a persistent fault termed the Footwall Fault that dips to the east at a fairly constant angle of 17o, essentially parallel with what appears to be the primary plunge of the ultramafic body and its net-textured mineralization (Figure 8). A depth of nearly 300 metres is reached on section 150 E. Fifty metres to the east on section 200 E, the bottom of the ultramafic body has risen to a depth of 260 metres, indicating a possible reversal of the plunge, while the Footwall Fault is now well below the mineralization. While the Footwall Fault appears to have removed the lowermost (and probably highest- grade) part of the mineralized system between sections 750 W and 150 E, the entire bottom part is preserved on section 200 E including several, albeit short intercepts of massive sulphides. This augurs well for finding additional massive sulphides to the east of section 200 E.

The net-textured domain has been defined by core logging based on textural observations and total sulphide estimates and later supplemented by assay information to better define the boundary. From section to section, this mineralization shows remarkably continuous nickel (0.6%) and copper (0.9%) grades, but is of variable size.

Metal grades are even higher in what is identified as the Central Core of the net-textured domain, compared to the northern and southern wings, a trend that is demonstrated by at least one such higher-grade hole on each section. The Central Core also has good continuity along the plunge of the domain. The net-textured mineralization gives way above to disseminated mineralization that becomes more and more dilute. However, even on the deepest section drilled, elevated base metal and PGE values have been encountered just below the surface, up to one hundred metres above the top of the net textured domain.

Geology
Mequillon Ultramafic Body
Gabbro
Pyroxenite
Peridotite
Povungnituk Group
Mafic volcanics
Sediments
Symbols
Area of sulphide mineralization
Sample location
Outcrop
Area of frost heave blocks
Area of active mud boils
Canadian Royalties Inc. diamond drill hole
Historical diamond drill hole
Topographic feature
Trench
Swamp
MEQUILLON NORTHEAST GRID
MEQUILLON NORTH GRID
Lac Fleury
Lac Mequillon
CANADIAN ROYALTIES INC.
Mequillon Updated Resource Estimate
Mequillon Area - Bedrock Geology
STRATHCONA MINERAL SERVICES LIMITED
TORONTO · CANADA
Scale 1 : 7,500
Metres

Figure 7 : Mequillon Deposit Geology ***P&E Mining Consultants Inc.***

SE
NW
200S
100S
0
overburden
500m.
450m.
400m.
350m.
300m.
250m.
I3A
I4B
I4I
Mainly
Mafic Volcanic
Rocks
MQN-04-41
MQN-04-38
MQN-04-40
MQN-04-39
MQN-04-42
Footwall Fault
NET-TEXTURED
DOMAIN
CENTRAL
CORE
Down-Hole Comportment
of Ni and Cu, D DHMQN-04-39
Depth (m)
No Sample
Cu
Ni
Ni, Cu (%)
0.0
0.3
0.6
0.9
1.2
1.5
5
25
50
75
100
125
150
175
200
225
247
Mequillon Ultramafic Body
I3A Gabbro
I4B Pyroxenite
I4I Peridotite
Scale 1 : 1,500
0 10 50
Metres
CLIENT
CANADIAN ROYALTIES INC.
PROJECT
Mequillon Updated Resource Estimate
TITLE
Geological Cross Section 100 E
APPROVAL H.T.
DATE May 2005
PROJECT No. 341-1
STRATHCONA MINERAL SERVICES LIMITED
TORONTO - CANADA
FILE 05CRI_Section100E_Geol.cdr

Figure 8

P&E Mining Consultants Inc.

8.5.2 Expo Geology (source: the PEA, 2006)

The ultramafic northern member or branch of the Expo Intrusive Suite, which contains the Expo deposit, extends for a distance of nearly nine kilometres in an east-north easterly direction and bifurcates several times, enclosing what appear to be large screens of host rock (Figures 6 and 9). The southern member, with a west-northwesterly strike, has been traced for a distance of at least five kilometres. The host rocks in the general Expo area are predominantly meta-sediments. Along strike both to the northeast and the southwest the dike acquires a more gabbroic character, corresponding in composition to a coarse-grained equivalent to the komatiitic chilled margins of small dike segments.

The local geology is dominated by the northern branch of the EIS, with the Expo deposit hosted within the northern split of the branch just north of a large inclusion of sediments (Figure 9). This northern split averages about 200 metres wide on surface, and is trough-shaped in cross section with the southern contact usually steeper (sometimes near-vertical) compared to the shallower, northern contact. The essentially flat or somewhat undulating bottom of the central part of the trough is usually at a depth of about 100 metres.

There are indications of multiple mineralized ultramafic units at Expo. For example, a near-vertical phase below the eastern part of the deposit may be a feeder to the complex and has been traced by a few drill holes to a depth of greater than 300 metres. It is also in this area that a lower repetition or branch of mineralized peridotite has been encountered. Due to insufficient drilling, the feeder and the lower branch are presently poorly constrained in their geometry.

The net-textured and some of the massive sulphide accumulations do not occupy the very deepest part of the Expo peridotite. The occurrence of massive sulphides in more than one « stratigraphic » position may also be due to multiple intrusive events (Figure 10). There is a suspicion that there may be more than one generation of mineralized peridotite, but more research is needed before this question can be resolved.

Four types of mineralization have been identified at Expo, of which three are of economic interest :

1.

The upper part of the Expo peridotite carries low-grade disseminated sulphide mineralization throughout. Metal values in this material are typically in the range of 0.2% for each of nickel and copper, 0.02% for cobalt, and 0.1, 0.4 grams per tonne (g/t) for platinum and palladium, respectively, with very low gold concentrations. The average sulphur content is approximately 1.5%. This upper part will be referred to as the disseminated domain.

2.

A net-textured domain shows elevated sulphide concentrations and usually a relatively sharp contact with the surrounding disseminated mineralization. There is no discernible change in host rock chemistry at this contact. The net-textured domains have been defined by core logging based on textural observations and total sulphide estimates, which information was later supplemented by assay information

80

to better define the boundary as more fully described below. Whereas the net-textured domain tends to occupy much of the lower part of the overall Expo peridotite, there is often a zone of low-grade, disseminated mineralization between the lower contact of the net-textured domain and the lower contact of the overall ultramafic body. Net-textured mineralization is developed within the Expo peridotite over a strike length of nearly 900 metres, extending from section 9790 E in the west of section 10 660 E in the east. In cross section, the north-south extent of the net textured mineralization is usually from 100 to 125 metres. The average length of intersection in this material is 20 metres, including any enclosed or adjacent massive sulphide or vein mineralization.

3.

Massive sulphide accumulations constitute less than two percent by weight of the Expo peridotite that is the subject of this report. The contacts against the net-textured mineralization and sediments are sharp. Small accumulations/short intersections of massive sulphides occur on early every section. The largest and most extensive accumulation of massive sulphides is on section 10 120 E, thinning out gradually over 100 metres to the west, and abruptly to the east (Figure 10). No similar-sized accumulations are present elsewhere in the deposit.

4.

The fourth and volumetrically smallest domain consists of vein mineralization that is found predominantly in the eastern part of the deposit, and mainly at the lower and northern contacts of the Expo peridotite with the surrounding sediments. There is some question as to the continuity of these vein swarms. In some cases, reasonable continuity is indicated by the occurrences of vein-type mineralization at geologically comparable positions in more than one drill hole and on more than one section. In other cases, surrounding holes are devoid of such mineralization. Vein intersections have been found up to 50 metres below the footwall of the peridotite, but these remote occurrences appear to be of local extent only. The net-textured and some of the massive sulphide accumulations do not occupy the very deepest part of the Expo peridotite, but two principal levels of massive sulphide accumulation are discernible in parts of the deposit. There may thus be more than one mineralized intrusive phase, but more research is needed before this question can be resolved.

Down-Hole Comportment of Ni and Cu, DDH EX-03-002
Not Sampled
Depth (m)
Ni
Cu
Ni (%), Cu (%)
Overburden
I4I
SF[NET]
SF[MA]
S6
5500 el.
5400 el.
EX-03-053
EX-03-052
67-07
97-01
EX-03-004
EX-03-001
68-29
EX-03-002
EX-04-065
EX-04-066
EX-04-067
67-06
NET-TEXTURED DOMAIN
Legend:
Overburden
Peridotite with disseminated mineralization
Net-Textured mineralization
Massive sulphide
Vein mineralization
Meta-sediments
Scale 1 : 1500
Metres
CANADIAN ROYALTIES INC.
Expo 2005 Resource Estimate
Geological Cross Section 10 120 E
H.T.
July 2005
341-1
STRATHCONA MINERAL SERVICES LIMITED
TORONTO - CANADA

*Figure 10* **P&E Mining Consultants Inc.**

82

8.5.3 Mesamax Geology (source: the PEA, 2006)

In 2001, CRI established a total of 20.5 line kilometres of grid in the Mesamax area and commenced geological mapping, together with a review of historical (1970), drill core. The program identified two discrete, generally east-west trending ultramafic units, referred to as the North Ultramafic and South Ultramafic hosted within a package of footwall rocks comprised of basalt, gabbro and pelitic sediments.

The North Ultramafic consists of a peridotite core with a pyroxenite margin, ranging from 90 metres to 100 metres in width, striking along a distance of at least 2.2 kilometres. Rusted frost-heave blocks, and mineralized outcrop material in an area 50 metres in length returned assays up to 4.0 g/t PGE. Initial diamond drilling by CRI (2001) intersected PGE mineralization over significant intervals e.g. 0.5% Ni, 0.8% Cu, 4.1 g/t PGE over a core length of 35.8 metres in MXNW-5, which clearly define the channel-like shape of the ultramafic. The disseminated mineralization is marked by a weak magnetic signature and does not produce a good HLEM response.

The known mineralized portion of the South Ultramafic consists of rusted, frost-heaved blocks and rusted rock fragments in mud-boils along 200 metres of strike length (Figure 11). Initial grab samples returned assays up to 6.6 g/t PGE.

DDH MXNW-02-17, the first hole to intersect the high-grade portion of the zone, intersected a wide section of massive sulphides which averaged 2.2% Ni, 5.9% Cu, 54. g/t PGE over a core length of 66.0 metres.

The overall mineralized pyroxenite system attains a substantial thickness of up to 50 metres, dips at about 45 degrees to the north and is intrusive into its host rock, cutting them at an oblique angle (Figure 12). The mineralized pyroxenite is cut off to the west by a persistent fault, and only small slivers of massive and disseminated sulphides have been found in the footwall of this fault.

The upper ten metres or so of the Mesamax deposit just below the overburden are slightly oxidized, and it is obvious from drill core that particularly the massive sulphides in this interval are pre-conditioned to form sulphate minerals within a few days of being exposed to fresh air. Sulphate sulphur in the pulps that were used for the re-assaying program described above were uniformly 2% of the total sulphur for both massive and disseminated fresh mineralization and for massive « oxidized » mineralization, but was noticeably increased to 6% for the « oxidized » disseminated material. Because even smal amounts of secondary sulphates can have a noticeably adverse effect on the metallurgical behaviour, all of the mineralization that was logged as « oxidized » was excluded from the mineral resources until metallurgical testwork provided evidence that it can be successfuly treated in a flotation circuit.

A feature of the deposit is the halo of discontinuous mineralization found on a local scale in the surrounding host rocks on a local scale, particularly where these are sulphide bearing sediments. Some very high palladium values have been recorded in this material which will be added as high value dilution when the mineral resources are converted to mineral reserves.

As can be expected, the two dominant mineralized materials at Mesamax, disseminated sulphides in pyroxenite and massive sulphides have quite different metal grades, with the surprising exception of palladium, which is essentially the same in both cases. It is interesting to note that the metal values of the disseminated sulphides, if calculated without the diluting silicates of the host pyroxenite, would be very similar to those of the massive sulphides (palladium excepted), indicating that the massive and disseminated sulphides are from the same source.

It is of note that the base metals in the massive sulphide domain have a nearly normal frequency distribution, with the low grades produced by small non-massive sulphide inclusions. The base metals in the disseminated domain, on the other hand, show more of a lognormal distribution, and the tails of high-grade are caused by short intervals of massive sulphides. Of the precious metals, platinum behaves much like the base metals, whereas palladium and gold have an extremely positively skewed distribution with paladium reaching values of more than one kilomgram per tonne in a number of cases. From visual observations, it appears that the disseminated mineralization at Mesamax in particular is considerably coarser-grained than its counterpart at Expo and that the alteration at Expo that created serpentine plus magnetite from the original olivine in peridotite at Expo is largely absent at Mesamax, which is hosted by pyroxenite.

There can be little doubt that the massive sulphide mineralization at Mesamax satisfies the requirement of having « reasonable prospects for economic extraction » as required by the CIM Resource and Reserve Definitions. One reason is its high-grade nature, the other the proximity to an existing mining operation that mines essentially similar ore.

The grades of the massive and even of the disseminated sulphides are uniformly distributed with the overall mineralized pyroxenite, making the application of a cut-off grade during resource estimations unnecessary.

84

LEGEND
Fault zone
Massive sulphides
Pyroxenite with disseminated sulphides
SEDIMENTS
LAPILLI TUFF
MAFIC FLOWS
SEDIMENTS
LAPILLI TUFF
MAFIC FLOWS
SEDIMENTS
Section 1050W
Figures 13, 15
Section 950W
Figures 12, 14
SCALE 1 : 750
metres
CANADIAN ROYALTIES INC.
UNGAVA PROPERTIES
MESAMAX DEPOSIT
Geology Plan 960 Level
STRATHCONA MINERAL SERVICES LIMITED
TORONTO - CANADA

Figure 11

P&E Mining Consultants Inc.

1000m elev.
1000m elev.
OXIDIZED
950m elev.
900m elev.
Plan 960m elevation
Figure 11
LEGEND
Fault zone
ULTRAMAFIC ROCKS
Massive sulphides
Pyroxenite with disseminated sulphides
Pyroxenite
Peridotite
VOLCANIC AND SEDIMENTARY ROCKS
Hornblende gabbro
Mafic lapilli tuff
Graphitic argillite
Mafic sediments
Gabbro (probably volcanic)
Mafic flows
Diamond drill hole
% Nickel
% Copper
SCALE 1 : 500
metres
CANADIAN ROYALTIES INC.
UNGAVA PROPERTIES
MESAMAX DEPOSIT
Geology Section 1050 W
Looking West
STRATHCONA MINERAL SERVICES LIMITED

Figure 12

P&E Mining Consultants Inc.

86

9.0 Deposit Types

The Ni/Cu/Co/PGE deposits comprising the Raglan mining operations of Xstrata Nickel provide the analogues for comparison of the deposit type present within the Expo Ungava Property. Predecessor company, Falconbridge, invested over $550 million in the development of the Raglan operations. This investment has gone into the development of nine (9) separate orebodies, roads, a private airstrip with year-round operation, a 2,400 TPD miling facility, power modules, accommodation for a rotating 470 person workforce, and a deep-sea port at Deception Bay for the trans-shipment of mine concentrate and supplies. The centre of the Raglan operations, the permanent Katinniq camp, is located 15 km northwest of the Expo Deposit. The shipping season is about 8 months long.

When Raglan officially opened in 1998 it had (pre-43-101) mineral reserves of 22.1 million tonnes grading 3.06% Ni and 0.87% Cu. Cobalt is produced as a byproduct (390 tonnes produced in 2002). PGE production and grades have not historically been published by Falconbridge.

However, average ore at Donaldson contained 1.3 g/t Pt and 4.6 g/t Pd, and at Katinniq contained 1.4 g/t Pt and 2.9 g/t Pd in 1981 average resources grades (Hulbert et al, 1988). At the end of 2002, total Raglan operations mineral reserves stood at 18.1 million tonnes grading 2.88% Ni and 0.79% Cu, with 2.0 million tonnes of measured plus indicated mineral resources and a further 3.4 million tonnes of inferred mineral resources (CMJ, August, 2003). Plante and Keast (2002) state resource figures for several of the Raglan deposits, quoting PGE’s as well:

Donaldson - 3.8 million tonnes grading 3.44% Ni, 0.80% Cu, and 6.6 g/t total PGE; Katinniq – 7.5 million tonnes grading 3.2% Ni, 0.90% Cu, (no PGE value);

Cross Lake – 5.4 million tonnes grading 1.44% Ni, 0.65% Cu, and 5.95 g/t total PGE.

The mineralization at Raglan consists of individual lenses of sulphides associated with ultramfic flows occurring along the contact of the Povungnituk and Chukotat Groups. Along a distance of 55 km, nine (9) peridotitic flow bodies contain economically important mineralization. These nine areas, from east to west, are: Donaldson, Boundary, West Boundary, 13-14, 5-8, Katinniq, 2-3, East Lake, and Cross Lake. The ultramafic bodies themselves host pervasive sulphide mineralization in the order of 1%-3% finely disseminated pyrrohotite and pentlandite. Typical individual ore lenses consist of a narrow zone of massive sulphides along a footwall contact, overlain by net-textured and disseminated sulphides. Ore is comprised of hexagonal pyrrhotite, pentlandite, chalcopyrite, magnetite, and some pyrite – in a peridotite gangue. Both cobalt and platinum group elements are associated with the sulphides.

There is considerable variation in shapes and sizes of ore lenses. The sulphide lenses generally sit in troughs and channels occurring at the base of peridotitic flows. Thickness of ore lenses varies from a few metres to tens of metres, and strike length may vary from tens of metres to 200 metres.

Over 20 discrete lenses, varying in size from 10,000 tonnes to 1.4 million tonnes per lense, make up the Katinniq Deposit. Within the Katinniq for example, nickel grades range from 2.5% to 5%. These lenses occur over a 1,400 m strike length and dip to the northwest at 45° to 50°. This mineralized horizon has been traced to a vertical depth of 350 m and is open to depth.

The Raglan Deposits are considered to be clear examples of the Kambalda-type mineralized basaltic komatiite flows. The sulphide accumulations at Raglan are at the bases of trough-like features in lava channels (Naldrett, 1997). The deposits of the Delta Horizon mineralized trend in the Povungnituk Group have historically been considered to be hosted within sils and discordant intrusions. However, the Expo Deposit, Mequillon North, and parts of Mesamax are also accumulations in trough-like features at the bases of flows.

Recent field work indicates that Delta Horizon deposits, such as the Expo Deposit and Mesamax NW, occur within a transitional phase between subvolcanic feeder sils and resultant canalized lava flows. Mungal (2003) states that the resulting mineralization is a variant of recognized magmatic sulphide deposition models. The form and structure resemble the komatiite-hosted Kambalda-type deposits, but the picritic tholeiitic basalt host is similar in composition to the Noril’sk picritic lavas. This juxtapositioning of Kambalda form of lava channel sulphide deposition onto a Noril’sk-like magma composition appears to apply to the Delta Horizon deposits.

The implication is that not only is the magma composition fundamentally different, but also that the metals, in particular precious metals, contents may be higher, and ratios may be slightly different along the Delta Horizon, i.e. more Noril’sk-like. The idea that some Delta Horizon Cu-Pt-Pd-Au-enriched ‘residual melts’ percolating up into the peridotites and producing net-vein textures may be reflective of Noril’sk-like magma compositions appears to hold true. However, late hydrothermal, metasomatic events overprint deposits to varying degrees at Kambalda and along both the Raglan and Delta Horizons. The same affect has resulted in al cases – upward mobilization, to varying degrees, of more mobile Cu, Pd, and Au preferentialy over Ni and Pt, and re-concentration thereof. This process has little to do with primary magma composition.

At Kambalda individual ore shoots consist of a zone of contact mineralization, possibly accompanied by hanging wall mineralization, occurring within the lower part of a komatiite sequence. In some cases a zone of disseminated mineralization occurs directly above part of the contact mineralization. The contact ore zones account for over 80% of the total ore. Individual ore zones have relatively constant sulphide components, but different ore zones have different bulk compositions. Most contact ore zones are characterized by two sulphide layers – a thin massive sulphide layer with many local discontinuities, overlain by a thicker ‘matrix’ layer. Both are thought to be primary depositional layers. The sulphide minerals are pyrrhotite, pentlandite, pyrite, and chalcopyrite. Metamorphism and metasomatism have played a large role and some metals remobilization has occurred (Keays et al., 1981). It is interesting to note some of the shoot-like forms, as well as some of the amorphous shapes to the Kambalda orebodies.

The fundamental Cu-Pd/Pt-Ni relationship applies at Kambalda as elsewhere, such as in the Timiskaming deposits (Barnes et al, 1993), and the Ungava Trough deposits – as recognized by Fischer in 1997-98. This is that a significant enrichment in Cu, Pd, and Au occurs in the remobilized ores on the one hand, while the massive ores are, in the relative sense, richer in Ni, Pt, and Ir – while also containing unremobilized Pd, Cu, and

88

Au. In the primary magmatic ores of this type Pt and Pd are intimately associated with Ni sulphides.

Structural and hydrothermal remobilization components are de-emphasized in favour of a primary, syngenetic mode of formation in the 2003 Mungall interpretation. Tectono-metamorphic mineralization processes are favoured by Picard et al. (1994) as described in the following section. As indicated below, the author feels that there may be some overlap between these two views and that he may have gained valuable insight from having examined the differing styles of mineralization directly.

10.0 Mineralization

(Section 10.0 source : the PEA, 2006) 10.1 Introduction

Massive, net-textured, and disseminated sulphide mineralization in the Expo Intrusive Suite comprises pyrrhotite, chalcopyrite, and pentlandite. Massive sulphide bodies also contain significant amounts of magnetite. Pentlandite is abundant as coarse porphyroblasts and as volumetricaly minor to absent exsolution flames within pyrrhotite. At Expo, Mesamax, Tootoo and Mequillon, pentlandite is the principal host for both Ni and Co, indicating that both metals can be efficiently separated from pyrrhotite gangue (Cabri, 2003; Meyer, 2006).

A mineralogical investigation by Cabri (2003) was performed on three core samples from the 2003 drilling program on the Mesamax deposit (results are probably also pertinent to Mequillon). The goal of the study was to determine the nature of the platinum-group minerals (PGM), the mineralogical association of platinum group element (PGE) mineralization, and implications for mineral processing.

The samples represent different zones of the Mesamax deposit:

•

disseminated sulphide in pyroxenite.

•

the very top of the massive sulphide lens, chosen to represent the marginal facies of the massive sulphide, which is notably enriched in Pd.

•

the middle of the massive sulphide lens, chosen to represent typical massive sulphides apparently depleted in Pd by the same process that caused enrichment at their margins.

10.2 Disseminated Sulphides

The precious metal mineralization in the disseminated sulphides is coarse grained and dominated by particles of sudburyite (idealy PdSb) and one large particle of electrum (Au1.20Ag0.80). Also found were four particles of sperrylite (PtAs2) and one of hessite (Ag2Te).

At a grind of K80 = 200 [m, about 32% of the PGM are liberated. To this can be added the PGM associated with base metal sulphides (BMS), which consist of hexagonal pyrrhotite, altaite, pentlandite, chalcopyrite, galena and sphalerite, since these can be recovered by flotation, together with the PGM associated with BMS that are + -  90%

liberated. This represents a total estimated liberation and recovery of over 90% (by volume) at that grind (Cabri, 2003).

10.3 Massive Sulphide Marginal Transition Zone

The transition zone at the margin of the massive sulphides is much enriched in Pd and is also dominated by Pd-Sb minerals, consisting of the new Pd2Sb mineral Naldrettite (Cabri et al., 2005), sudburyite, and a second new Pd4Sb3 mineral Ungavaite (McDonald et al., 2005).

Other precious metal minerals are electrum (Au1.02Ag0.98), sperrylite, michenerite (PdBiTe), and petzite (Ag3AuTe4) and hessite. The PGM are coarse-grained, whereas the gold and silver minerals are fine grained ranging from 0.6 to 71.7 [m.

The common BMS minerals, which are often closely associated with PGM, are monoclinic pyrrhotite, pentland ite, chalcopyrite, altaite, galena, sphalerite and cobaltite. Liberation of the precious metal minerals at a grind of K80 = 250 [m is very good at 87% (by volume) and increases to over 95% if particles that are + - 90% liberated are included (Cabri, 2003).

10.4 Massive Sulphide Central Zone

The central part of the massive sulphide zone has the most varied PGM assemblage consisting of PGE-bismuth telurides – michenerite, merenskyite (PdTe2), moncheite (PtTe2), and kotulskite (PdTe), in order of decreasing abundance. Also present are hessite, sperrylite, electrum (Au1.09Ag0.91), a new Rh telur-antimonide, sudburyite and geversite (PtSb2).

The common BMS minerals are monoclinic pyrrhotite, altaite, pentlandite, chalcopyrite, galena, sphalerite, cubanite, and rare melonite (NiTe2). Without a large outlier of electrum, at a coarse grind of K80 = 300 [m, liberation of the precious metal minerals is 83.6% (by volume) and an additional 14% is either associated with BMS or ♦ 90% liberated and attached to BMS, suggesting an excelent potential recovery at a coarse grind (Cabri, 2003).

10.5 Potential Recoveries

Recovery of precious metal minerals should be feasible at relatively coarse grinds, with variably large percentages of the PGM, gold and silver minerals being liberated, and much of the remainder is either associated with BMS or associated with BMS and is ♦ 90% liberated. Metallurgical testing may consist of a very coarse initial grind to recover the coarse particles by gravity, followed by slightly finer grinding to recover the BMS and most of the precious metals by flotation.

90

11.0 Sampling Method and Approach

Section 11.0 source : the PEA, 2006. 11.1 Introduction

Samples were obtained from the Property during the 2002 field season by two methods: grab samples were taken in the field to characterize the host rock and approximate metal accumulations in obviously mineralized material, and drill core was sampled to determine the metal concentrations in a quantitative way.

11.2 Grab Samples

Geological mapping, prospecting and collecting of individual rock samples (“grab” sampling) from outcrop or frost-heaved boulders was part of the daily geologic routine in the field. Sampling was focused on locating mineralization in outcrop or frost-heaved boulders, which offer an effective sampling medium of the sub-crop geology. Grab samples by their nature provide only a characterization of any mineralization found, and being representative is not expected.

Geological mapping and prospecting were completed on picketed grids, and sample locations were referenced from the established grid coordinates. During reconnaissance prospecting traverses off the grid areas, GPS units and aerial photographs were utilized to establish an accurate position. Rock samples 0.5-1.0 kg in size were hammered from outcrop and frost-heaved boulders. A unique sample number was assigned to each grab sample, with that unique sample number recorded on the sample bag and a corresponding sample tag placed in the bag

Coordinates (grid and/or UTM) for each sample were recorded, as well as rock type, mineral content, and other relevant observations. A small rock sample from the same site was collected in a separate bag to be stored at the exploration camp for reference purposes. The sample sites are labeled in the field with a sample number recorded on flagging tape so that the site may be relocated if required.

Samples are sealed in sample bags with twist ties. The majority of rock samples were examined in camp by the geologists to ensure consistency in mapping, mineral identification and sulphide estimation. This information is entered on computer spreadsheets. Samples were placed in shipping bags, tagged and sealed with plastic tie straps for shipping to the assay laboratory.

11.3 Drill Core Sampling

Al core logging and core splitting was completed in a single core shack at the Expo camp site. Core was logged by CRI geological personnel. Discussions and observations by the core loggers ensured consistent unit identification. The distance between the depth markers added by the drill personnel was measured to check for misplaced markers and for lost core. Al logging information was recorded directly into laptop computers. Core intervals identified for sampling were marked with wax crayons, with sample tags placed at the start of a sample interval.

The sample length in obvious mineralization was generally one metre, but individual samples were not allowed to cross lithologic contacts or abrupt changes in mineralization. Core was split in half using a hydraulic core splitter, with a sample tag placed in the bag and the bag sealed with staples. Individual bagged samples are placed in shipping bags. Where possible, contiguous sample tag series were used for core logging. Sample intervals were recorded on sample ticket books, and later recorded on the computerized drill logs.

The even distribution of the sulphides in both the massive and disseminated sulphides sampled would tend to indicate that the samples were of high quality and representative of the material or mineralization being sampled.

12.0 Sample Preparation, Analysis and Security

Section 12.0 source: the PEA, 2006.

Drill core from each of the CRI projects, i.e. Expo, Mesamax and Mequillon, and Ivakkak, was transported from the drill to a central core handling facility at the main Expo site. This procedure ensured that the core from each property was logged, sampled, packaged, and shipped in a uniform and consistent fashion.

After the core was logged and marked for sampling by the project geologist it was split with individual half-core samples being placed in shipping bags (approximately 25 kg/bag). These bags were then sealed with an electrical tie and the bags then taped. The sample shipments were kept either at the local camp or the central (Expo) camp until time for fixed wing transport to the south. On the flight day the samples would be moved to the Donaldson airport and later loaded onto CRI’s chartered aircraft for transport to Val d’Or. Generally al samples were offloaded at the Val d’Or airport and taken by truck directly to the ALS Chemex lab facility.

ALS Chemex is a reputable laboratory which provides international analytical services to the mining and mineral exploration industry. ALS Chemex is registered under ISO 9001: 2000 quality standard.

At the time of delivery, the lab would acknowledge receipt of the sample shipment. Samples were prepared in Val d’Or and shipped via bonded air carrier to the ALS Chemex facility in Vancouver, B.C. for analysis.

The analytical procedure employed for Ni, Cu, Co was by fusion-ICP-AES. Sample decomposition was accomplished by sodium peroxide fusion and samples were analyzed by inductively coupled plasma - atomic absorption spectroscopy. Detection limits for the metals were 0.002 % for Co and 0.005% for Cu and Ni.

The analytical procedure employed for Au, Pt and Pd was by fire assay on a 30 gram aliquot with an ICP-AES finish. The detection limit for al three metals was 0.03 ppm.

12.1 Quality Control / Quality Assurance

Field duplicates and field blanks inserted by CRI for this drill program.

92

CRI instituted a quality control program using uncertified reference material standards. Two uncertified reference material standards were inserted in this program in order to monitor the various metals. The standard used for massive sulphides was prepared at SGS-Lakefield and named CR-CS01-MS. The standard was prepared as follows:

The sample as received required drying and grinding. Drying was done in an oven at 105o Celsius and the grinding was performed in a rod mil. A portion of the ground sample was verified to be 98% passing -200 mesh. The material was then “tumble-homogenized” for 24 hours. The homogenized sample was then rotary split and packaged into plastic bottles of 1 kg aliquots. Each bottle was sub-sampled and a composite sample prepared.

The composite sample was split into 18, 100-g sub-samples. Six of the sub-samples were submitted for analysis at SGS Lakefield, Acme Analytical Laboratories Ltd. (Acme) and ALS Chemex. Assay results of the material from al three labs (a total of 18 x 3 = 54 samples) were used to characterize the reference material.

A second standard of the less massive (referred to as net textured) material was prepared for CRI by SGS-Lakefield. The standard, CR-CS02-NT was prepared in the same manner as the massive sulphide standard. A total of 54 samples, (18 per lab) were used in the sample characterization. A second version named CR-CS03-NTv2, which was lower grade, was prepared at a later date by CDN Resource Labs Limited of Vancouver, with the round robin assaying being coordinated by CDN Resource Labs. Due to the inability to accurately reproduce the values for this net textured standard, only 20 values were used in calculating the mean for Ni, Cu and Co, and 30 values were used in calculating the mean for Au, Pt and Pd. Only the values obtained from SGS Lakefield and ALS Chemex were used while the values from Acme and Assayers were rejected.

Details of the results of the QC program are discussed in the Data Verification Section of this report.

In addition to the QC samples inserted in the field by CRI, ALS Chemex prepared and analyzed their own lab duplicates and inserted their own internal reference standards and blanks. A complete set of the ALS Chemex lab QC data files was obtained and verified by Strathcona for the Expo, Mesamax, and Mequillon deposits and by P&E for the Ivakkak deposit. There were no abnormalities detected in either the procedures or the results.

For further information on sampling and analysis the reader is referred to the individual 43-101 reports prepared for each of the foregoing properties and available at SEDAR under Canadian Royalties Inc.

It appears that the sample preparation, security, and analytical procedures were satisfactory. The author is also confident that the integrity of the samples is uncompromised, given the security measures employed and the sample handling protocols in use at the assay laboratories.

13.0 Data Verification

Section 13.0 is derived from the PEA by Puritch et al., 2006. 13.1 Introduction

The Expo, Mesamax, and Mequillon deposits were visited and verification sampling completed by H.Thalenhorst of Strathcona Mineral Services Limited during the periods September 17 to 19, 2002, August 28 to September 3, 2003 and August 12 to 16, 2004. Mr. Eugene Puritch, P.Eng., visited the project site on August 1-4, 2005. Details of the data verification procedures followed by CRI for each of the deposits are contained in the following Technical Reports and briefly summarized in the remainder of this section.

•

Technical Report on the Mineral Resource Estimate, Expo Nickel-Copper Deposit, Nunavik, Quebec dated August 8, 2005. Todd Keast, P. Geo., Todd Keast Geological Services Inc., and Henrik Thalenhorst, P. Geo., Strathcona Mineral Services Limited;

•

Technical Report on the Initial Mineral Resource Estimate Mequillon Nickel-Copper Deposit Nunavik, Quebec. Henrik Thalenhorst, P. Geo., Strathcona Mineral Services Limited, October 20, 2004;

•

Technical Report on the South Trend Group of Properties, Nunavik, Quebec for Canadian Royalties Inc. by Strathcona Mineral Services Limited dated May 29, 2003. T. Keast and H. Thalenhorst;

•

Updated Estimate of Mesamax NW Mineral Resources. Unpublished Strathcona Mineral Services memorandum to Canadian Royalties dated April 26, 2005, H. Thalenhorst;

•

Performance of ALS Chemex on External Standards and Blanks in 2003. Unpublished Strathcona Mineral Services memorandum to CRI dated June 9, 2004. H. Thalenhorst.

CRI has taken a systematic and consistent QA/QC approach to collection and management of the project databases. Drill core is flown from each of the projects to a central logging facility where core logging, sampling, preparation and shipping have allowed uniform procedures to be applied to al data collection. This has allowed common standards, blanks and assay procedures to be applied to al of the projects. Analysis and monitoring of assay data including for inserted standards, blanks is therefore kept to a minimum.

13.2 Verification of Drill Data

13.2.1 Drill Hole Location Survey Data

As part of the general CRI field program on the Property, J. L Corriveau & Associates Inc. (“Corriveau”) of Val d’Or was engaged by CRI starting in 2003 to provide survey control for the precise locations of al field grids and diamond drill holes. For each of the

94

three deposits, Expo, Mequillon, Mesamax, the collars of al surface drill holes were surveyed by Corriveau, in 2003-04, using a differential GPS method. The surveys are considered accurate to within about 0.1 metre in al three dimensions.

Drill-hole deviation was monitored with a combination of acid dip tests and Reflex down-hole dip and azimuth measurements. The acid tests were completed at approximately 50-metre intervals with one Reflex test at the bottom of the hole. Dip deviations are typically of 1o or less per 100 metres. Azimuth deflection of holes is more difficult to evaluate due to the magnetic nature of the peridotite body. Based upon the holes that were drilled far enough into the non-magnetic footwall sediments, the azimuth deviation is of the order of 2o per 100 metres. Deviations of this magnitude are standard for short holes.

13.2.2 Core Loss

It has been noted and reported by Strathcona in their various reports that the core recovery at al the projects has been virtually 100%, including the mineralized intervals. Historical core recoveries, as observed during the re-sampling program undertaken by CRI in 2001 on the Expo property, were described by Keast and Thalenhorst (2005) as being comparable to that experienced by CRI in their own drilling. The core recovery of the historical holes although not quantified is estimated by Strathcona at around 95%. Given the overall excellent recoveries and the even distribution of the minerals of economic interest in the core, there is no reason to believe that core recovery has in any way influenced the reliability of the assay database for any of the projects (Keast and Thalenhorst, 2003, 2005).

13.2.3 Bulk Density

The numerous specific gravity determinations available for the various rock types at the Property are summarized in the following Table, which also presents the bulk density figures chosen for the various resource estimates.

Summary of Specific Gravity and Derived Bulk Density Figures
(source: the PEA, 2006)

		Specific Gravity Results	Bulk Density
Number		Mean	Std Deviation	Tonnes per m3
Mesamax Property Sulphides Massive (fresh)	66	4.60	0.23	4.5
Massive (oxidized)	24	4.39	0.10	4.0
Net-Textured	43	3.26	0.12	3.2
Host Rocks	51	2.99	0.09	3.0
Volcanics	51	2.99	0.09	3.0
Sediments	5	2.91	0.13	2.9
Gabbro	24	3.05	0.10	3.0
Pyroxenite	23	3.07	0.10	3.1
Mequillon Property Sulphides Disseminated	9	3.00	0.07	3.0
Net-Textured	8	3.11	0.09	3.1
Host Rocks Volcanics	1	3.02		3.0
Unmineralized Ultramafic	12	2.98	0.11	3.0
Expo Property Sulphides Disseminated	47	2.94	0.11	2.95
Net-Textured	47	3.15	0.12	3.1
Massive	17	4.49	0.38	4.4
Vein Mineralization	3	4.00	0.83	3.7
Host Rocks Sediments	20	2.76	0.07	2.8
Overburden	None			2.4

13.2.4 Assay Database Verification

The assay databases for the Property is assembled and kept by CRI personnel in Val d’Or, who are also responsible for the ongoing monitoring of the assay results and the laboratory performance on both internal and external standards and blanks. The data is being kept in a commercially available spreadsheet format that can be exported into the Gemcom GEMS software for later block modeling.

Where historical assay data were available (such as at Expo) they were originally entered by hand from paper copies of drill logs. Strathcona worked with this part of the assay database performing a number of visual checks, and the inaccuracies detected were subsequently fixed (Thalenhorst, 2004 and Keast and Thalenhorst, 2003, 2005). The historical drill data at Expo was verified and used in the resource estimate database while data from the eight historical holes at Mequillon were not used in the resource estimate nor was any historical data included in the Mesamax database.

96

The historical drill logs for those projects previously drilled were found to be concise and adequate. The information present in the original logs was used in subsequent work, and for the geologic model underlying the resource estimate.

Presently, assay data are received in electronic form and imported directly into the database spreadsheet without the need for manual inputting. Sample numbers and intervals are checked against the data recorded in the drill hole logs. Results below detection limit were assigned one-half of that value. The project assay databases are now in good condition and can be used with confidence (Thalenhorst, 2004 and Keast and Thalenhorst, 2003, 2005).

13.3 Als Chemex Internal Quality Control

ALS Chemex made available the results of their internal quality assurance/quality control (QA/QC) data generated in the autumn of 2002 during the assaying of samples originating from the Property. The ALS Chemex internal QA/QC measures included the addition of standards into the sample stream at the rate of one in twenty (5%) overall. In addition, “procedure blanks” were added at the rate of one in forty, and a like proportion was selected for duplicate assay, inserted into the same tray of 20 samples that also contained the original sample. The duplicate assays characterize the precision of the assay process.

The standards used are described as “in-house standards where we have carried out a round-robin to determine the mean value. The round-robin involves analysis at several ALS Chemex labs by various methods as well as analyses at other laboratories”. The internal standard results provide information on both accuracy and precision of the assaying program at ALS Chemex.

Given the decision to use ALS Chemex as the main assay lab and considering that CRI did not have its own external standards in place this early in the project, a thorough review of the assay results using the internal standards employed by ALS Chemex was undertaken. The value of the study was apparent when a potential contamination problem was exposed when internal standards showed anomalous high values. ALS Chemex identified these as being produced by contamination from immediately preceding, high-grade samples. Thalenhorst and Keast (2003) studied the problem further and concluded that the contamination is of limited influence on those samples affected and does not pose an undue bias on the assay population for these two metals. Cobalt is less affected. The same conclusion is borne out by a review of the internal blank run by ALS Chemex that showed the same slight contamination.

The value of the Internal QA/QC program employed by the lab became readily apparent and it cannot be overemphasized that the internal QA/QC program should be continuously used as an effective tool to monitor the assay process. Overal, the review revealed that the precision for the base metals was excellent, while the precious metals show a degree of “nuggety” behaviour that makes some of the individual assays unreliable, particularly for gold. This is due to the nature of the mineralization and not to the Chemex assay procedures.

Thalenhorst and Keast concluded that the assay data produced by Chemex was precise and the drill hole database for the deposits based on the assay data is accurate.

13.4 Precision and Accuracy of the Historical Assay Data

The drill data on the Mequillon and Mesamax deposits has been derived from drilling carried out by CRI as early as 2002. No historical data has been incorporated into the databases for these projects and thus al of the data collected has been the subject of careful QA/QC procedures that have been analyzed by both CRI and independently by Strathcona.

The Expo deposit property, however, has had considerable historical drilling that has been re-sampled and included in the project database. The re-sampling of the old core at Expo as well as the results of the twin hole drilling show a persistent high bias for the 1967 to 1969 results. The bias is larger for copper than for nickel, and does not appear to change significantly from year to year.

Little is known about the sample preparation and QA/QC protocols used in the past and the historical nickel and copper results have been interpreted as being anomalously high (Thalenhorst, 2005). Strathcona has therefore factored the old assay data, to the extent that they remain in the current resource assay database, by factors of 89% for nickel and 84% for copper. The new, lower figures were used for the current resource estimate, replacing the old assay data in the database. The reader is referred to the Technical Report on the Expo property by Strathcona (2005) for further details on the data correction.

The historical drill assay data at Expo did not include any analysis for cobalt. To rectify this, Strathcona ran a regression analysis of the CRI-generated nickel and cobalt values for the Expo deposit obtaining a very tight correlation:

Co [%] = 0.0441 + Ni [%] plus 0.073 (R2 = 90%)

[1]

Because of the good correlation coefficient of 90%, the factored or new nickel values determined for the historical assay data were used to calculate the corresponding cobalt values in accordance with equation [1]. As a result, 1,047 cobalt values or 18% of the total available cobalt assays were obtained in this fashion. Attempts to develop reliable predictors for the precious metals from either the nickel or copper values did not meet with success, and no gold, platinum or palladium values are thus available for that part of the historical assay database that has not been re-assayed.

13.5 Residual Cobalt Values

Thalenhorst (2004) investigated the correlation of the nickel and cobalt assays. This work showed that the regression line between the two data sets intercepts the cobalt axis at around 50 to 60 ppm. The correlation between the two elements is excellent at 97%, a reflection of the substitution of cobalt for nickel in the mineral pentlandite. The same residual cobalt values are observed at zero concentration for sulphur. In both cases, there should not be a residual cobalt assay at a zero concentration of nickel or sulphur. Testwork by ALS Chemex has shown that any contamination during sample comminution is too low to explain any residual cobalt values (Colins, 2005). The cobalt values residual in some assays are therefore likely resident in the silicate minerals and would not constitute an assay accuracy question.

98

13.6 Evaluation of the 2003/2004/2005 Assay Data

After a critical review of the sample preparation and assay protocols used by CRI for assaying on the Property in 2002, certain changes were introduced for the 2003 sampling procedures to improve on minor shortcomings of those used earlier. The sample preparation process was adjusted to reduce the sample error, and the analytical processes were changed from geochemical assaying appropriate for low elemental concentrations to methods appropriate for samples with higher grades. The 2004 and 2005 sample preparation and assay protocol was basically unchanged from the 2003 program. This program is presently in place and is constantly monitored.

Strathcona has independently analyzed and reported on the results from the QA/QC program in its various reports on the Expo, Mesamax and Mequillon deposits.

Standards

Three external standards were created in early 2003 and in 2004 from Mesamax drill core: one from massive sulphides (Standard CR-CS01-MS), and two from net-textured sulphides (Standard CR-CS02-NT and Standard CR-CS03-NTv2). The preparation of the CR-CS0 1-MS and CR-CS02-NT standards was contracted to SGS Lakefield and the procedures employed are described in two brief Lakefield reports dated July 2003. The preparation of the CR-CS03-NTv2 standard was contracted to CDN Resource Labs Limited. Individual standard samples were vacuum-packed in 120-gram pouches to prevent oxidation.

Initial characterization assaying to establish the accepted metal grades for the first two standards was done at Lakefield, and two or three outside laboratories including ALS Chemex, the latter being the laboratory that has conducted al of the routine assaying for the project since 2002. While this process was not rigorous enough to establish certified values for the standards, the assay results are sufficiently similar that accepted (and acceptable) values for the six metals being assayed were established. Initial homogenization assaying showed al standards to be well homogenized.

The accepted values for the two standards are simply the means of al characterization assays available for each element except for standard NT-CS03-NTv2 where some outlier values were not incorporated. Due to the inability to accurately reproduce the values for this net textured standard, only 20 values were used in calculating the mean for Ni, Cu and Co, and 30 values were used in calculating the mean for Au, Pt and Pd. Only the values obtained from SGS Lakefield and ALS Chemex were used while the values from Acme and Assayers were rejected.

Summary of Standard Characterization Assays and Accepted Values
(source: the PEA, 2006)

No. of Assays	Ni (%)	Cu (%)	Co (%)	Au	Pt (g/t)	Pd (g/t)
(g/t)
Massive Sulphide Standard CR-CS01 -MS
SGS Lakefield	18 4.15 4.87 0.173 0.25 1.04 1.20
SGS Lakefield	18 4.07 Not Undertaken 1.04 1.46
Acme	18 4.28 5.02 0.175 0.25 1.21 1.41
ALS Chemex	18 3.94 4.80 0.149 0.25 1.17 1.33
Accepted Values	4.11 4.90 0.166 0.25 1.12 1.36
Net-Textured Sulphide SGS Lakefield	Standard CR-CS02-NT	0.86 0.046 0.06 0.60 2.45
18 0.96
Acme	18 0.93 0.85 0.040 0.05 0.68 2.47
ALS Chemex	18 0.97 0.86 0.040 0.06 0.67 2.57
Accepted Values	0.95 0.86 0.042 0.06 0.65 2.50
Net-Textured Sulphide Standard CR-CS-03-NTv2
SGS Lakefield 10 0.58 0.52 0.035 0.06 0.21 0.88
Acme 10 0.62 0.52 0.030 0.05 0.22 0.82
Assayers 10 0.69 0.57 0.034 0.04 0.19 0.75
ALS Chemex 10 0.61 0.52 0.035 0.04 0.21 0.87
Accepted Values 0.60 0.52 0.035 0.05 0.21 0.85

Statistics of External QA/QC

In 2003 and 2004, CRI staff added a total of 1,042 standards and blanks to the 14,200 drill core samples submitted for assay from the Property (Expo, Mesamax and Mequillon). There were 171 massive sulphide standards, 401 net-textured sulphide standards and 470 field blanks. Strathcona (2003, 2004 and 2005) and CRI continuous monitored the QA/QC assay procedures.

The on-going review by Strathcona showed that the assay results reported by ALS Chemex for 2003 and 2004 have good precision, and that contamination or sample switching are very minor problems that have been rectified once identified. A study of the data also shows that, based on the standard assaying, there may be a systematic low bias for the nickel and copper values of the massive sulphide standard (flotation work at SGS Lakefield appears to have dispelled this notion). The same observation does not hold true for the two net-textured standards, where the ALS Chemex nickel and copper values are in good agreement with the accepted values. The implication would be that the nickel and copper values for semi-massive and for massive sulphide mineralization may be low by about five percent. (Thalenhorst, 2005).

The flotation testwork undertaken by SGS Lakefield on a variety of samples from the Mesamax, Expo and Mequillon deposits has given additional data with which to gauge the accuracy of the assay database. The Table immediately below compares the grades predicted for nickel, copper, platinum and palladium from the core assays with those obtained by SGS Lakefield. There was no systematic assaying at SGS Lakefield for cobalt or gold during the testwork.

100

Comparison of Core Assays and Flotation Testwork Grades
(SGS Lakefield) – (source: the PEA, 2006)

	Flotation Testwork Head Grades						Core Assay Results
Material	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	No of Test	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)
Sulphides
Massive	3.8	3.4	1.4	6.1	11 3.8		3.4	1.2	5.8
Mesamax	3.6	5.2	1.8	2.6	9 3.7		5.3	1.5	2.2
Net-Textured	0.9	1.1	0.7	2.9	11 0.9		1.1	0.6	2.6
Mesamax	0.8	1.4	0.6	4.7	15 0.8		1.0	0.4	3.3
Net-Textured Mequillon	0.9	1.2	0.8	3.4	4 0.8		1.2	0.7	3.3
Net-Textured	0.8	0.7	0.3	1.5	13 0.8		0.7	0.3	1.4
Expo	0.7	0.9	0.4	1.8	14 0.8		0.9	0.4	1.8
Total/Average	1.33	1.61	0.7	2.7	70 1.36		1.57	0.6	2.4

The expectation that the nickel and copper values in the massive sulphides might be under-reported in the drill core is not supported, as the drill hole and flotation test head values for the massive sulphide composite are indistinguishable.

13.7 Conclusions

The results of the assay verification measures undertaken by CRI for the assay databases of the Expo, Mesamax and Mequillon deposits indicate no major shortcomings:

1.

Only a small amount of the original historical assay data survives into the current databases: mainly at the Expo property. Check sampling, check assaying and twin-hole drilling has shown the historical assays for copper and nickel to be high, and appropriate factors have been applied to the surviving data.

2.

Three-quarters of the samples used for the resource estimates originated in the years 2003, 2004 and 2005 and was subjected to a comprehensive QA/QC program.

There is acceptable correlation between the ALS Chemex assay data on the QA/QC sulphide standards employed by CRI and the associated flotation testwork head grades produced by SGS Lakefield.

It is the opinion of the independent consultants employed by CRI that the databases for the Expo, Mesamax and Mequillon deposits have levels of both precision and accuracy that are satisfactory for the estimation of feasibility-level mineral resources.

14.0 Adjacent Properties

(Section 14.0 source: the PEA, 2006)

The reader is cautioned that the qualified person preparing this Technical Report has been unable to verify the information concerning adjacent properties and it is emphasized that the information in this section is not necessarily indicative of the mineralization on the property that is the subject of this technical report.

Mineralization at the nearby Raglan mining complex operated by Falconbridge Ltd. is associated with nine separate peridotite flows, which make up an overall ultramafic body that has been identified along a distance of 55 kilometres. Deposits along this ultramafic body include from east to west the Donaldson, Boundary, West Boundary, 13-14, 5-8, Katinniq, East Lake, 2-3 Zone and Cross Lake deposits. The thickness of the sulphide lenses varies from a few metres to a few tens of metres, and the strike length can vary from tens of metres to 200 metres.

Production began in April 1998 at Katinniq, which consists of over 20 discrete lenses of massive and disseminated sulphide, which vary in size from 10,000 tonnes to 1.4 million tonnes (Falconbridge Limited, Website May 2003). The lenses extend along an ultramafic horizon 1,400 metres in strike length, which dips to the northwest at 45o to 50o. The mineralized horizon has been traced to a depth of 600+ metres and is open in that direction. Proven and probable reserves for the Raglan operation currently stand at 14.85 million tonnes grading 2.98% nickel and 0.877% copper, plus measured and indicated resources of 3.391 million tonnes grading 2.42% nickel and 0.8% copper. (Falconbridge Annual Information Form, March 25, 2005, page 55).

In addition to the Expo deposit, the Delta deposit has historically been known on the South (or Delta) Trend. The Delta deposit, in which Xstrata owns 51%, Oasis Diamond Exploration Inc. 34% and Melkior Resources Inc. 15%, is reported to have a “mineral inventory” of 0.8 million tonnes at 3.1% nickel, 1.1% copper, 1.0 g/t platinum, 1.6 g/t palladium and 0.2 g/t gold as determined by Falconbridge (Melkior Annual Report 2002). This resource estimate is not NI 43-101 compliant.

15.0 Mineral Processing and Metallurgical Testing

(Section 15.0 source : the PEA, 2006)

15.1 Overview

The mineral processing facilities will be located just to the south of the Expo mine. The Expo area, located approximately mid-way between the Mequillon and Mesamax deposits, offers a centralized location for the processing of mineral resources, and a good location with respect to project infrastructure and setting.

15.2 Metallurgical Testwork

Metallurgical results from samples sent to SGS Lakefield Laboratories were confirmed by a pilot plant run on a 34 tonne bulk sample of Mesamax ore. Results from the pilot plant exceeded the bench scale tests in terms of recoveries and nickel grade in the concentrates. The Mesamax sample was representative of the whole deposit, including oxide, net textured and massive ores.

15.3 Process Mineralogy

A petrographic study by Walker (2005) carried out a mineralogical and textural analysis of representative massive sulphide samples of the Expo massive sulphides in order to

102

provide process mineralogical information of these samples and to compare them with the massive sulphides of the Mesamax deposit. Two polished thin sections were prepared for each of the three +1mm crusher rejects. The samples were examined using transmitted and incident light microscopy.

Each sample consisted primarily of pyrrhotite with minor pentlandite and chalcopyrite. The main ore-bearing minerals, pentlandite and chalcopyrite, were identified in each of the samples of the suite during the examination.

Primary nickel-bearing sulphide minerals were observed in the form of discrete pentlandite grains (up to 1 mm, typicaly 20 to 80 microns) that were either liberated or in association with pyrrhotite as composite grains. A significant proportion of the pentlandite occurred as attachments to pyrrhotite and a minor amount occurred as locked grains within pyrrhotite or as composites with pyrrhotite and chalcopyrite. A comparatively smal amount of pentlandite was observed as exsolution lamelate (up to 15 x 5 microns) within pyrrhotite grains. A minor amount of magnetite was observed attached to pentlandite grain boundaries and rarely as inclusions.

Chalcopyrite was the primary copper-bearing mineral observed within the polished thin sections examined. It occurred as occasional liberated grains up to 1mm, and more typicaly as 10 to 70 micron grains along grain boundaries and as inclusions within pyrrhotite. The chalcopyrite grains boundaries were rounded and often exhibited an interstitial texture to pyrrhotite grains and occasionaly to pyrrhotite and pentlandite. A trace amount of chalcopyrite was also observed as a matrix to the pyrrhotite grains that exhibited a brecciated texture.

Sperrylite was observed in each of the Expo massive sulphide samples examined occurring primarily as locked grains within pyrrhotite. A minor proportion of sperrylite occurred in association with chalcopyrite and rarely with magnetite.

Based on the significant proportion of liberated and composite grains of pentlandite and chalcopyrite within the massive sulphides observed during this examination, recovery of these minerals is considered likely to be routine.

15.3.1 Comparison between Expo and Mesamax Massive Sulphides

The Expo massive sulphide crusher rejects examined in this study were compared to crusher reject samples examined in a previous mineralogical report titled “Process Mineralogy Report of the Mesamax Deposit” dated March 27, 2004.

Pentlandite in both the Expo and Mesamax massive sulphides occurred primarily as liberated grains or as composite grains with pyrrhotite. Overal, pentlandite appears to be slightly coarser grained within the Expo massive sulphides than Mesamax. A comparatively smal amount of pentlandite was observed as exsolution lamelate (up to 15 microns) within pyrrhotite grains from both locations. Chalcopyrite was observed as the primary copper-bearing mineral in both the Expo and Mesamax massive sulphides. It occurred primarily as composites or inclusions within pyrrhotite often along pyrrhotite grain boundaries. A minor proportion of chalcopyrite occurred as liberated grains. Chalcopyrite within Mesamax samples with lower copper assays occurred primarily as inclusions within pyrrhotite.

Sperrylite was observed primarily as locked grains in both the Expo and Mesamax massive sulphides with a much greater proportion observed within the Expo samples. Mineralogical and textural observations completed for both the Expo and Mesamax massive sulphides indicated that majority of the pentlandite and chalcopyrite occurred as liberated grains or as composite grains with pyrrhotite. Recovery of these minerals is considered to be similar and routine.

16.0 Mineral Resource Estimate

The mineral resources of the here deposits on the Property have been estimated using the computer modeling system and potential viability factors described below. They are summarized in the Table below.

Expo Ungava Property Mineral Resource Estimate
(source: the PEA, 2006)

Tonnes x 1000		Ni %	Cu %	Co %	Au g/t	Pt g/t	Pd g/t	Cost Parameters
Source	Class
EXPO >$40/t UNDILUTED
US$ Prices $5.00 $1.10 $15.00 $375 $750 $175
$3.25 /t
Massive Indicated 222 2.9 2.3 0.14 0.1 0.9 2.9
mined Inferred 223 3.1 1.9 0.13 0.1 0.9 2.7 $25.00
Net-Textured Indicated 4,223 0.6 0.7 0.03 0.1 0.3 1.4 $15.00
Inferred 179 0.6 0.7 0.03 0.1 0.3 1.2
Vein-Type Indicated 0
Inferred 243 1.5 1.6 0.07 0.1 0.7 3.3
Al Zones Indicated 4,445 0.71 0.78 0.04 0.10 0.33 1.47
Inferred 645 1.80 1.45 0.08 0.10 0.66 2.51
MESAMAX >0.2% Ni UNDILUTED
US$ Prices N.A. N.A. N.A. N.A. N.A. N.A. Massive Indicated 661 3.5 4.1 0.14 0.3 1.4 3.9 $3.25
Inferred 9 3.6 3.2 0.16 0.3 1.0 7.8 $25.00
Oxide Indicated 194 3.3 4.9 0.1 0.4 1.8 3.7 $15.00
Inferred 0
Net-Textured Indicated 993 0.8 1.1 0.04 0.1 0.6 3.8
Inferred 22 0.8 1.3 0.05 0.1 0.5 4.6
Al Zones Indicated 1,848 2.1 2.6 0.08 0.2 1.0 3.8
Inferred 30 1.6 1.8 0.08 0.1 0.6 5.5
MEQUILLON >$40/t DILUTED
US$ Prices $5.00 $1.10 $15.00 $375 $750 $175
$3.25 /t
Net Textured Indicated 1,870 0.6 0.8 0.03 0.2 0.6 2.1
mined - in pit shel Inferred 0
>$80/t
Net Textured Indicated 2,315 0.7 1.0 0.03 0.2 0.7 2.6 $40
- in u/g shel Inferred 167 0.8 1.0 0.04 0.2 0.7 2.4
Al Zones Indicated 4,185 0.7 0.9 0.03 0.2 0.7 2.4 $25.00
Inferred 167 0.8 1.0 0.04 0.2 0.7 2.4 $15.00

104

In order to meet the requirement of having a reasonable probability of commercial exploitation, the resource model was subjected to a preliminary optimization using costs of $3.25/t for open pit mining, $40/t for underground mining, $25/t for processing and $15/t G&A cost. Within the resultant shells, a cut-off grade of $40/t was generally applied to open pitable material and $80/t to blocks mineable by underground methods. The exception was Mesamax where al mineralized blocks were accepted on the basis that some grade dilution will occur at the relatively sharp boundaries of this higher grade deposit.

The Mequillon resource is considered diluted because the grade interpolation of the net-textured domain was allowed to look across the natural grade boundary into the adjacent low-grade ultramafic mineralization. Also the high-grade central core domain was included in its entirety although it contained some internal dilution.

The metal prices used to evaluate blocks at Expo and Mequillon were US$5.00/lb for nickel, US$1 .10/lb copper, US$750/oz platinum and $175/oz palladium.

17.0 Interpretation and Conclusions

Ungava, holding a carried interest in the Expo Ungava JV Property while Canadian Royalties Inc. explores and develops it, has greatly benefited from CRI’s efforts. Expenditures have yielded excellent results. These results have allowed the authors of the PEA to conclude that CRI proceed to commission a Bankable Feasibility Study (BFS). CRI has indicated in a press release (Aug. 15, 2006) that such a BFS has been commissioned and is expected to be available during the second quarter of 2007.

The PEA estimates that open pit mining on the Property might commence in 2009. The economics of any exploitation of the Property will be affected by whether CRI is able to retain the two 1% NSR royalties which it acquired at the time when it optioned up to an 80% working interest in the Property from Ungava. The vendors have both commenced litigation to recover both of the 1% NSR royalties.

The resource total for the Expo Ungava Property alone (comprising the Expo, Mesamax, and Mequillon deposits) represents approximately 95% of the PEA total resource tonnage, with the 100% CRI-owned Ivakkak deposit representing approximately the remaining 5% of this tonnage. The small tonnage, relative high grade effect of the Ivakkak contribution to the operation results in the in situ value of an Expo-Ungava-only resource total being marginally less than the 95% might suggest. On the other hand Ivakkak is relatively distant from the central facility and, as a result, together with its small size, would be subject to higher costs. So the proportionate in situ value of the total Expo-Ungava-only resource estimate appears to be accurately reflected in the tonnage.

What follows in this Section is derived from the PEA, 2006.

CRI proposes the development of a mining operation that will consist of a series of four open pit mines at Mesamax, Expo, Mequillon and Ivakkak, and a centralized mineral processing facility to be located near the Expo deposit.

In the PEA, the in-situ mineral resource block models of the Expo, Mesamax, Ivakkak and Mequillon nickel-copper-PGE deposits were assessed for potential mining recovery using the Whittle 4X pit optimizing software. The preliminary costs used for optimization were al slightly conservative compared to the current estimate. Selected optimization “shells” were used as guidelines for design of an ultimate pit on each deposit, including an access ramp at a 10% gradient.

The potentially mineable resources identified in the PEA within each designed pit shell are summarized in the following Table. It must be noted that the total of 9,694,000 tonnes contains 783,000 tonnes of Inferred material, mainly at Expo.

Estimated Diluted Potentially Mineable Resources (source: the PEA, 2006)

PIT	QTY.	GRADES	Strip	External
I TYPE	Ni	Cu	Co	Au	Pt	Pd	ratio	Dilution
tonnes	%	%	%	g/t	g/t	g/t	%
Expo Massive	687,000 2.35 1.82 0.11 0.09 0.80 2.85 5.86%
Net-textured	4,036,000 0.61 0.64 0.03 0.08 0.28 1.32 9.85%
Total Expo	4,723,000 0.86 0.81 0.04 0.08 0.36 1.54 9.27%
Waste	22,886,000 4.85
Mesamax	695,000
Massive	3.27 3.79 0.13 0.29 1.30 3.60 8.45%
Oxide	358,000 2.15 3.15 0.09 0.28 1.25 3.80 5.57%
Net-textured	1,053,000 0.79 1.05 0.03 0.09 0.55 3.64 8.14%
Total Mesamax	2,106,000 1.84 2.31 0.07 0.19 0.92 3.65 7.80%
Waste	5,081,000 2.41
Mequillon	2,391,000
Net-textured	0.50 0.68 0.03 0.13 0.47 1.73 9.42%
Waste	12,070,000 5.05
Ivakkak	272,000
Massive	2.55 2.89 0.10 0.25 1.13 4.55 14.16%
Net-textured	203,000 0.44 0.90 0.02 0.07 0.30 1.68 21.31%
Total Ivakkak	475,000 1.65 2.04 0.07 0.17 0.78 3.32 17.10%
Waste	8,462,000 17.83
Total Resource	9,694,000 1.02 1.16 0.05 0.12 0.53 2.13
Total Waste	48,500,000 5.00
Total Mined	58,194,000

Because of the multiple payable metals, the optimization used calculated NSR block values. The cut-off grade for Expo pit was $34.35/t, being the sum of the preliminary processing and G&A operating costs. For the other three deposits the cut-off is increased by the estimated cost of hauling ore to the Expo plant site, resulting in values of $35.73 for Mesamax, $36.63 for Mequillon and $39.27 for Ivakkak.

The Expo and Mequillon deposits are relatively large and low grade while the Mesamax and Ivakkak deposits are relatively small but high grade. For this preliminary assessment it was decided to pair Mesamax with Expo then Ivakkak with Mequillon in order to obtain reasonably balanced head grades. The process plant was sized and costed for a throughput rate of 2,500t/d. However, the limiting factor is grinding capacity based on the

106

very hard Expo material. When processing only the softer Mequillon and Ivakkak ores, the throughput can be increased. After an initial build-up, the plant throughput is scheduled at 912,500 t/a through year 7 and 1,200,000 t/a in years 9 and 10.

Due to the severe climate, it was proposed in the PEA to operate the mines for an average of 36 weeks per year and to shut down during the winter, late November to early April. Mining will be carried out by conventional open pit methods. Drilling and blasting will be required on al ore and waste rock. Conventional in-the-hole hammer rigs with single pass drilling capability are planned to be used. Blasting will be with ammonium-nitrate fuel oil (ANFO) explosives and a down-hole delay initiation system. A hydraulic shovel and a front-end-loader will be used to load haulage trucks of 63 tonnes capacity. The production equipment will be supported by bulldozers, graders and a fleet of service equipment.

The PEA proposed that the processing plant operates 365 days per year. Because mining will take place for only 36 weeks per year, large run-of-mine stockpiles are required which will be located in the immediate vicinity of the mill. These stockpiles will also facilitate blending of the jaw crusher feed by front-end loader. The crushed product will be discharged via a surge pile to primary and secondary ball mills for grinding.

It was further proposed that Copper and Nickel will be recovered by flotation. Conventional rougher and scavenger flotation will be followed by separation of the bulk concentrate into copper and nickel concentrate products. Flotation concentrates will be thickened in conventional thickeners with the aid of a flocculant. Copper concentrate will be filtered for shipment as a moist filter cake. Nickel concentrate will be similarly filtered and shipped. Both concentrates will be trucked to the port and warehoused for bulk shipment.

Flotation tailings will be thickened with the aid of a flocculant to yield a relatively high percent solids, “paste”, slurry which will be pumped to a disposal area created using mined waste rock for containment. On cessation of operations, the entire area will be covered with local barren material such that the active layer of permafrost will consist of non-acid generating material.

The PEA also proposed that the project will operate on a fly-in fly-out basis. Accommodations for approximately 150 workers will be established in close proximity to the mil, power plant and administrative facilities, al of which will be linked together by overhead covered walkways. The accommodations facility will include a food preparation area and dining hall, recreation facilities, worker accommodations and limited office space for administration of the facility.

An administrative building will be constructed comprising warehouse facilities for supplies and spare parts, vehicle maintenance and washing facilities, laundry facilities, offices, medical facilities, and the dry house for the mine and mill workers.

A water reservoir will be created approximately 5 kilometres northwest of the Expo industrial complex, to supply fresh water for the accommodations facilities and the mineral processing facility. Sewage treatment facilities will be incorporated in the industrial complex, and a northern landfill will be constructed to the immediate south. An 80 kilometre road network will be constructed to link the four principal deposits to the Expo complex, and to the Deception Bay port facilities to the north. Concentrate shipping facilities, fuel storage facilities, and ship loading facilities are planned to be constructed in proximity to the existing port facilities.

The PEA stated that CRI implemented its first environmental policy in 2004. The company is consulting with local communities, and working to ensure that it can meet or surpass the standards that it is expected to reach in its exploration activities.

CRI has completed three years (2003-2005) of fieldwork, gathering information required to carry out a sound environmental baseline study. These environmental baseline studies allow preliminary identification of environmental requirements and issues for the development of the project.

The impacts of the building and operation of an open pit mine on the Property on air quality are associated with a potential increase in the level of dust particles caused by road traffic, mining activities and wind erosion. However, paste tailings are hardly susceptible to wind erosion, and the tailings storage area has been designed to be lower than the surrounding topography. An increase in gas fumes can be expected from the burning of fossil fuels (road traffic, power generation and mining operations). Construction and mining activities wil bring an increase in the noise level.

Building bridges and culverts will restrict the flow of some watercourses and locally affect the hydraulic regime. The impact of the project on the quality of water and sediments wil be small considering that surface water, as well as domestic and mining effluents, will be treated and meet the federal and provincial standards before being released in the environment. Monitoring the quality of treated water will ensure compliance with the discharge criteria. Most of the treatment water will be recycled towards the concentrator.

The use of Deception Bay’s harbour facilities will have a negligible impact on the environment, considering that most of the infrastructure is already in place and that it wil bring a small increase in the annual number of ships transiting in the bay.

In the PEA, the pre-production capital expenditure required to put the Property into operation were estimated at $225 million in first quarter 2006 Canadian dollars, excluding taxes and duties.

Capital Cost Estimate Summary (source: the PEA, 2006)

Item	$’000
Mine	25,940
Process Plant and Power Generation	85,083
Infrastructure	44,310
Contingency	31,067
Owner’s Costs, 10%	18,640
Mobilization Allowance	20,000
Pre-production Total	225,040

The PEA also estimated on-going capital expenditures of $29,856,000 for additional or replacement equipment or systems are anticipated over the life of the project.

The reader is directed to the PEA for full particulars of the operating cost estimates of the open pit mine, its profitability and cash flow potential.

108

18.0 Recommendations

Considering the inactive operational role played by Ungava on the Expo Ungava JV Property, no exploration-and-development-specific recommendations are appropriate here. Canadian Royalties Inc. have done an outstanding job in this regard.

Considering the historic commitment that Ungava has demonstrated toward the Expo Ungava JV Property, the diligence with which CRI have pursued the exploration of the Property, and the resultant profitability projected from exploiting the mineral resources on the Property, it seems self-evident that it is in Ungava’s best interests to maintain their 20% carried interest once CRI completes the Bankable Feasibility Study. It is recommended that Ungava commission a costs and cash flow analyses study particular to their proportion of the anticipated development operations.

Respectfully submitted:

J. D. Charlton, P. Geo.,

Charlton Mining Exploration Inc., October 11, 2006

19.0 Important Notice

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Ungava Minerals Corp. by J.D. Charlton, P. Geo. The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in the author’s services and is based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. The assessments contained in this report are preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessments will be realized. This Report is intended to be used by Ungava Minerals Corp. subject to the terms and conditions of its contract with J.D. Charlton, P. Geo. This contract permits the filing of this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Any other use of this report by a third party is at that party’s sole risk.

110

20.0 Disclaimer

J.D. Charlton, P. Geo. has assumed that al the information and technical documents listed in the References section of this report are accurate and complete in al material aspects. While he carefully reviewed all the available information presented to him, he cannot guarantee its accuracy and completeness. He reserves the right, but will not be obligated, to revise his Report and conclusions if additional information becomes known to him subsequent to the date of this Report.

An independent verification of land title and tenure was not performed. The author has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties.

The author has relied largely on the documents listed in the References for the information in this Report. The results and opinions outlined in this Report are dependent on the aforementioned information being current, accurate and complete as of the date of this Report and it has been assumed that no information has been withheld which would impact the conclusions or recommendations made herein. The conclusions are substantially those of P&E Mining Consultants Inc, as expressed in the PEA (2006). The recommendation is exclusively the author’s.

Statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this report.

21.0 References

Barnes, S. J., Couture, J-F., Poitras, A., Tremblay, C. (1993) Nickel-Copper Occurrences in the Beleterre-Angliers Belt of the Pontiac Subprovince and the Use of Cu-Pd Ratios in Interpreting Platinum Group Element Distributions, Econ. Geol., vol. 88, pp. 1402-1418.

Canadian Mines Handbooks, 1991 through 2002 editions.

Canadian Mining Journal (CMJ), August, 2003, article on the Raglan operations of Falconbridge Ltd.

Canadian Royalties Inc. website – news archive, Property information, at www.canadianroyalties.com

Charlton, J. D. (2003) – Technical Report on The Expo-Ungava Project : Former Québec Mining Exploration Permit (P.E.M.) 970; for Ungava Minerals Corp., dated Sept. 22, 2003.

Dundee Securities Corporation (Aug. 19, 2003) – Investment Research report on Canadian Royalties Inc.

Falconbridge Ltd. (2003), information posted on the Raglan Deposits at www.falconbridge.com

Fischer, Peter, (Feb. 1998) – The ‘Raglan Project’, Field Report, Summer 1997, presented to Novawest Resources Inc. (part of GM 56113).

Fischer, Peter, (Nov. 1998) – The ‘Raglan Project’, Field Report, Summer 1998, presented to Novawest Resources Inc. (part of GM 56233).

Genkin, A. D., (1968) – Minerals of the Platinum Metals and Their Associations in the Copper-Nickel Ores of the Noril’sk Deposits, Academy of Sciences of the USSR: Institute for the Geology of Ore Deposits, Petrography, Mineralogy, and Geochemistry.

Hulbert, L. J., Duke, J. M., Eckstrand, O. R., Lydon, J. W., Scoates, R. F. J. (Geological Survey of Canada) and Cabri, L. J. (CANMET), 1988 – Geological Environments of the Platinum Group Elements, GSC Open File 1440.

Keast, Todd (2002) – Geological Mapping, Geochemical Surveys and Diamond Drilling on the South Trend Group of Properties for Canadian Royalties Inc., Nunavik, Québec, NTS 35G08, 35H05, 35H10, 35H11, 35H12.

Keast, T., Thalenhorst, H. (2005) – Technical Report on the Mineral Resources Estimate Expo Nickel-Copper Deposit, Nunavik, Qwuebec, for Canadian Royalties Inc., dated August 8, 2005.

Keays, R. R., Ross, J. R., Woolrich, P. (1981) – Precious metals in Volcanic Peridotite-Associated Nickel Sulfide Deposits in Western Australia. II : Distribution within the Ores and Host Rocks at Kambalda, Econ. Geol., vol. 76, pp. 1645-1674.

112

Lamothe, D., (1986) – Dévelopments recents dans la Fosse de l’Ungava; in Lamothe, Gagnon et Clark, MRNQ, DV 86-16.

Lamothe, D., Giovenazzo, D., Picard, C., (1987) – Platinum Group Element Occurrences in the Ungava Trough, New Québec, MNRQ doc #15.

Mungal, James (June 27, 2001) – Report on Assays of Rock Samples from Cape Smith Fold Belt, Québec – unpublished report for Canadian Royalties Inc.

Mungal, James (2003) – The Expo-Ungava and Mesamax Showings, New Québec : Kambalda-style Mineralization from a Noril’sk-like Magma; Abstract from Technical Paper presented at CIM conference – Montreal, 2003.

Naldrett, A. J. (undated) – Report on Permit 970 Held by Ungava Minerals Corporation.

Naldrett, A. J. (May, 1997) – Report on permits 970 (western part), 1098, 1137 Held by Ungava Mineral Corporation.

Naldrett, A. J. (Aug. 1997) – Report on a Visit to Wakeham Bay, July 28 – August 1.

Osborne, Bryan S. (1997) – Permits 1098 and 1137, Ungava, Québec, Compilation Report NTS 35G08, 35H05, 35H12, prepared for Ungava Minerals Corp.

Osborne, Bryan S. (1997) – Geological Compilation map of Permit 970, prepared for Ungava Minerals Corp.

Osborne, Bryan S. (1997) – Permit 970, Ungava, Québec, Compilation Report, prepared for Ungava Minerals Corp.

Picard, C., Giovenazzo, D., Thibert, F. and Tremblay, C. (1994) – Pétrographie, géochimie et gitologie des roches plutoniques ultramafiques et mafiques protérozoiques de la partie centrale de la Fosse de l’Ungava : implications sur la distribution des éléments du groupe des platinoides, MRNQ, MB 94-30.

Plante, Langis and Keast, Todd (2002) - Technical Report on the South Trend Group of Properties for Canadian Royalties Inc., Nunavik, Québec, NTS 35G08, 35H12, 35H05, 35H11, 35H10.

Puritch, Eugene J., Hayden, Alfred S., Davie, Michael J., Brady, Bruce, Ewart, Wayne, Tourangeau, Serge, Boucher, Sylvain, (2006) – Raglan South Nickel Project, Nunavik, Quebec, Technical Report and Preliminary Economic Assessment on the Mequillon, Mesamax, Expo and Ivakkak Deposits; for Canadian Royalties Inc, by P&E Mining Consultants Inc. and Roche Ltd., Consulting Group; revised as of July 24, 2006 and referred to as «the PEA ».

SEDAR website documents on Ungava Minerals Corp. (1997-2006) and Canadian Royalties Inc. (2000-2006)

Sial Geosciences Inc. (1996) Airborne Magnetic and Electromagnetic Survey of Permit 970, for Ungava Minerals Corp. (repurchased by Ungava Minerals Corp. from Fugro Airborne Surveys Inc., Aug., 2003).

St. Onge, M. R. and Lucas, S. B. (1993) – Geology of the Eastern Cape Smith Fold Belt : Parts of Kangiqsujuaq, Cratère du Nouveau Québec, and Lac Nuvilik map areas, Québec, Geological Survey of Canada Memoir 438.

Thalenhorst, H., and Keast, Todd (2003) – Technical Report on the South Trend Group of Properties, Nunavik, Québec, for Canadian Royalties Inc., dated May 29, 2003.

Thalenhorst, Henrik (2004) – Technical Report on the Initial Resource Estimate, Mequillon Nickel-Copper Deposit, Nunavik, Quebec, for Canadian Royalties Inc., dated October 18, 2004.

Thalenhorst, H., Keast, T., (2005) – Technical Report on the Updated Mineral resource Estimate, Meqilon Nickel-Copper Deposit, Nunavik, Quebec, for Canadian Royalties Inc., dated May 30, 2005.

Tremblay, Mousseau (1996) – Report on the Copper-Nickel deposits and Prospects found within that Permit -–Exploration permit 970 and Enclosed Claims, Cape Smith – Waheham Bay Area Belt : The Ungava Trough, Northern New Québec, Canada; for Ungava Mineral Exploration Inc.

Wares, Robert (December, 1997) – Resource Evaluation of the Expo Ungava Deposit, New Québec, Permit 970, submitted to High North Resources Inc. and Ungava Minerals Corp.

Wares, Robert (2001) - Updated Technical report on the Expo Ungava and Phoenix Properties, Ungava, New Québec, NTS 35H/05, 35H/11, 35H/12; submitted to Canadian Royalties Inc. June 21, 2001.

21.1 MNRQ Assessment File References

GM 9965: Report on Geological Survey on Mineral Exploration permit Area 86, 87, 95, and 96, by P. G. Morris, 1957.

GM 9969: Report on EM and Mag Surveys, by L. S. Edwards, 1958.

GM 9970A: Composite Report of geology, Diamond Drilling, Evaluation of geophysical Conductors on Mineral Exploration permit Areas 86, 87, 95, and 96, by P. G. Morris, 1958.

GM 9970B: Report on Geochemical Surveys on Showings 1, 6, 13, 17 Leg Lake Area, Perkins Area, by R. C. Schmidt, 1958.

GM 9970C: Resume of 1958 Field Season with Geological Maps and Locations of EM Anomalies, bu j. Armstrong, 1958.

114

GM 10435: Report on the Mineral Exploration Licences M-97 & 98, New Québec, New Québec Mining and Exploration Co. Ltd., by A. C. Lee, Dec., 1957.

GM 21848: Diamond Drill logs 1 to 7, Expo Ungava Mines Ltd., by Peter Smith and A. D. Mutch, July, August, 1967.

GM 22525: Diamond Drill logs 68-1 to 68-20, Expo Ungava Mines Ltd., by D. C. McKechnie, 1968.

GM 24176: An Investigation of the Recovery of Copper and Nickel from samples submitted by Expo Ungava Mines Ltd. (per Falconbridge Nickel Mines Ltd.), Progress Report #1, by Lakefield Research of Canada Ltd., 1968.

GM 24665: Aeromagnetic Survey : Claim Group 17, Ungava, Québec, carried out for Amax Exploration Québec Ltd. on behalf of Ron Roy Uranium Mines Ltd., by Lockwood Survey Corp. Ltd., 1969.

GM 24743: Radiometric Survey : Kehoe Group, Ungava, Québec; carried out for Amax Exploration Québec Ltd. on behalf of Ron Roy Uranium Mines Ltd. by Lockwood Survey Corp. Ltd., 1969.

GM 24745: Radiometric Survey, Ungava, Québec; carried out for Amax Exploration Québec Ltd. on behalf of Expo Ungava Mines Ltd. by Lockwood Survey Corp. Ltd., 1969.

GM 25777: Summary Report for 1969, Expo Ungava Mines Ltd., by F. J. Sugden, Nov., 1969.

GM 25778: Diamond Drill logs 69-1 to 69-33 on Expo-Ungava Deposit, Amax Exploration Que. Ltd., by F. J. Sugden, 1969.

GM 26075: Geological, Geochemical, and Geophysical Report on the Mesa Property – Ron Roy Group #3, Ungava Nickel belt, New Québec for Ron Roy Uranium Mines Ltd., by Norman Shepherd, Amax Exploration Que. Ltd., Oct., 1969.

GM 26102: The Recovery of Nickel and Copper Minerals from Ungava Ores : Expo Ungava Metallurgical Testing, Amax Exploration Inc., McMaster University, Climax Molybdenum Co., Dept. Of Energy, Mines, and Resources; Lakefield Research of Canada; several authors, 1969-70.

GM 26103: Grade and Tonnage Computer Processed Estimates, Geostatistical Study, for Expo Ungava Mines Ltd., by B. Nicolet, Dec., 1969.

GM 26210: Geological, Geochemical and geophysical Report on the Kehoe Property – Ron Roy Group #5, Ungava Nickel belt, New Québec, By Norman Shepherd, Amax Exploration Que. Ltd., Sept., 1969.

GM 26212: Diamond Drill logs K-1 to K-7, by Norman Shepherd, Amax Exploration Que. Ltd.

GM 26213: Expo – Ron Roy Metallurgical Testing, Amax Exploration Inc., Climax Molybdenum Co., 1969.

GM 26770: Diamond Drill logs 70-1 to 70-6, Expo-Ungava Mines Ltd., by F. J. Sugden, summer, 1970.

GM 27652: Diamond Drill logs 71-1 to 71-5, Expo-Ungava Property, by F. J. Sugden, Amax Exploration Que. Ltd., July, 1971.

GM 27653: Supplementary Memorandum to Summary of Drilling Program, 1970, Expo-Ungava Mines Ltd. and Ron Roy Uranium Mines Ltd., by F. J. Sugden, Feb., 1971.

GM 27761: Supplementary memorandum to Summary of Drilling Program – 1970, for Expo Ungava Mines Ltd. and Ron Roy Uranium Mines Ltd., by F. J. Sugden, June, 1971.

GM 28039: Geological Study and Evaluation of Claim Group #5, Ron Roy Uranium Mines Ltd., Ungava, Québec, by F. J. Sugden, 1972.

GM 29838: Report on the Airborne Geophysical Survey of the Five Groups of Claims held by Raglan Québec Mines Ltd. in Cantons 7928, 8027, 8028, and 8029, Ungava, Québec; by S. E. Sapper, March 29, 1974.

GM 29839: Geological Reconnaissance Survey of the Five Claim Groups held by Raglan Québec Mines Ltd. in Cantons 7928, 8027, 8028, and 8029, by A. M. Clarke.

GM 33534: Ultramafic Rocks of the South Claims, Ungava, NTS 35G & H, New Québec Raglan Mines Ltd., by A. J. Ouelet, Sept., 1977.

GM 37640: Dip needle and soil sampling survey for Exroy Resources Ltd., by F. J. Sugden, Aug., 1981.

GM 54085: DIGHEM V Survey for First Western Minerals Inc., Ungava Region, Québec, NTS 35G7, 8, 9, 10, 35H10, 11, 12, 24F13, by Ruth A. Pritchard, Aug., 1996.

GM 55444: Report on the Exploration Program, Ungava Project, New Québec, Permits 970, 1098, 1137, 1152; submitted to High North Resources Inc. and Ungava Minerals Corp., by Robert Wares and Alex Kiddie, Nov., 1997.

GM 56233: Assessment report, Raglan Project, PEM 1079, Expo East, Novawest Resources Inc., by Peter Fischer, 1998.

GM 57830: Report on the 1999 Exploration program, Ungava, Québec; Hunter Dickinson Inc./Dumont Nickel Inc. – Ungava Projects; by Todd Keast, Pierre Rhéaume, and Richard Roy, September 1999.

GM 59929: Assessment Report; Geological Mapping, Geochemical Surveys and Diamond Drilling on the South Trend Group of Properties for Canadian Royalties Inc., Nunavk, Québec, NTS 35G08, 35H05, 35H10, 35H1 1, and 35H12, Nov. 12, 2002, by Todd Keast.

116

GM 59930: Ground Geophysical Surveys – Mag and HEM for Canadian Royalties Inc., Expo-Ungava Property and Phoenix Prospect : Expo, Hiltop, Mesamax NW, and Mesamax Main Grids, Ungava Area, Nunavik, NTS 35H11, by L. Plante, May 17, 2002, revised Nov. 15, 2002.

Technical Reports listed on SEDAR:

•

Technical Report on the South Trend Group of Properties, Nunavik, Quebec for Canadian Royalties Inc., May 29, 2003, providing mineral resource estimates for the Mesamax and TK Deposits.

•

Technical Report on the Updated Mineral Resource Estimate, Mequillon Nickel-Copper Deposit, Nunavik, Quebec for Canadian Royalties Inc., May 30, 2005.

•

Technical Report on the Mineral Resource Estimate, Expo Nickel-Copper Deposit, Nunavik, Quebec for Canadian Royalties Inc., August 8, 2005.

Certificate of Author

I, John D. Charlton, P. Geo., do hereby certify that:

1)

I am currently employed as Vice-President of Exploration by: Charlton Mining Exploration Inc., 2020 Brentwood Street, St-Lazare, Québec, Canada, J7T 2G5.

2)

I graduated with a degree (Bachelor of Science in Geology) from the University of Western Ontario in 1973. In addition, I attended the same institution, Department of Geology, as a Special Student in 1974.

3)

I am a Member of the Québec Order of Geologists, a Felow of the Geological Association of Canada, a Member of the Society of Economic Geologists, and a Member of the Prospectors and Developers Association of Canada.

4)

I have worked as a geologist for a total of thirty-one (31) years since my graduation from university.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and my past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)

I am responsible for the entirety of the technical report entitled “The Technical Report” on the “Expo Ungava Property” dated October 11, 2006. I visited the Property on July 8, 2003.

7)

I have written a Technical Report on the Property for Ungava Minerals Corp. dated September 22, 2003.

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9)

I am independent of the issuer applying al of the tests in section 1.5 of National Instrument 43-101.

10)

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and/or other regulatory authority and any publication, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

12)

I have experience pertaining to the type of deposit described in the Technical Report. Dated this 11th day of October 2006.

Signed: ______________________

John D. Charlton, P. Geo.

118